Exhibit 99.3

EXECUTION VERSION

SEPARATION AND DISTRIBUTION AGREEMENT

by and between

COSTAMARE INC.

and

COSTAMARE BULKERS HOLDINGS LIMITED

Dated as of May 5, 2025

TABLE OF CONTENTS

		Page
ARTICLE I

Definitions

SECTION 1.01.	Definitions	1

ARTICLE II

The Separation

SECTION 2.01.	Transfer of Assets and Assumption of Liabilities	17
SECTION 2.02.	Termination of Agreements; Settlement of Intercompany Accounts; Bank Accounts	21
SECTION 2.03.	Shared Contracts	22
SECTION 2.04.	Disclaimer of Representations and Warranties	23
ARTICLE III

Credit Support
SECTION 3.01.	Replacement of Costamare Credit Support	24
SECTION 3.02.	Written Notice of Credit Support Instruments	25

ARTICLE IV

Actions Pending the Distribution

SECTION 4.01.	Actions Prior to the Distribution	25
SECTION 4.02.	Conditions Precedent to Consummation of the Distribution	26

ARTICLE V

The Distribution

SECTION 5.01.	The Distribution	27
SECTION 5.02.	Fractional Shares	28
SECTION 5.03.	Sole Discretion of Costamare	28
SECTION 5.04.	Withholding	28

ARTICLE VI

Mutual Releases; Indemnification; Litigation

SECTION 6.01.	Release of Pre-Distribution Claims	29

Exhibit A	-	Costamare Third Amended and Restated Framework Agreement
Exhibit B	-	Costamare Third Amended and Restated Services Agreement
Exhibit C	-	CBI Purchase Agreement
Exhibit D	-	CBI Minority Investor Exchange Agreement

Exhibit E	-	CBI Minority Investor Letter Agreement

Schedule I	-	Internal Transactions
Schedule II	-	Costamare Bulkers Equity Interests and Dry Bulk Vessels
Schedule III	-	Costamare Bulkers Assets
Schedule IV	-	Costamare Bulkers Liabilities
Schedule V	-	Costamare Retained Assets
Schedule VI	-	Costamare Retained Liabilities
Schedule VII	-	Corporate Assets
Schedule VIII	-	Corporate Liabilities
Schedule IX	-	Costamare Bulkers Accounts
Schedule X	-	Shared Contracts
Schedule XI	-	Fees and Expenses
Schedule XII	-	Surviving Costamare Credit Support Instruments

SEPARATION AND DISTRIBUTION AGREEMENT, dated as of May 5, 2025, by and between COSTAMARE INC., a Marshall Islands corporation (“Costamare”), and COSTAMARE BULKERS HOLDINGS LIMITED, a Marshall Islands corporation and wholly-owned Subsidiary of Costamare (“Costamare Bulkers”).  Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I.

R E C I T A L S

WHEREAS the board of directors of Costamare has determined that it is in the best interests of Costamare and its shareholders to distribute its entire interest in Costamare Bulkers by way of a dividend of all of the shares of Costamare Bulkers Common Stock to be made to holders of shares of Costamare Common Stock;

WHEREAS, in furtherance of the foregoing, the board of directors of Costamare has determined that it is appropriate and desirable to effect the Spin-Off, as more fully described in this Agreement;

WHEREAS Costamare and Costamare Bulkers have prepared, and Costamare Bulkers has filed with the Commission, the Registration Statement, which sets forth appropriate disclosures concerning Costamare Bulkers and the Distribution; and

WHEREAS it is appropriate and desirable to set forth the principal corporate transactions required to effect the Spin-Off and certain other agreements that will govern certain matters relating to the Spin-Off and the relationship of Costamare, Costamare Bulkers and their respective Subsidiaries following the Distribution.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

Definitions

SECTION 1.01.          Definitions.  For the purposes of this Agreement, the following terms shall have the following meanings:

“Action” means any claim, complaint, petition, hearing, charge, demand, action, suit, countersuit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority or any Federal, state, local, foreign or international arbitration or mediation tribunal.

“Adversarial Action” means (a) an Action by a member of the Costamare Group, on the one hand, against a member of the Costamare Bulkers Group, on the other hand, or (b) an Action by a member of the Costamare Bulkers Group, on the one hand, against a member of the Costamare Group, on the other hand.

“Affiliate” of any Person means a Person that controls, is controlled by or is under common control with such Person.  As used herein, “control” of any entity means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such entity, whether through ownership of voting securities or other interests, by Contract or otherwise; provided, however, that (a) Costamare Bulkers and the other members of the Costamare Bulkers Group shall not be considered Affiliates of Costamare or any of the other members of the Costamare Group and (b) Costamare and the other members of the Costamare Group shall not be considered Affiliates of Costamare Bulkers or any of the other members of the Costamare Bulkers Group.

“Agency Agreements” means (a) the Brokerage and Other Services Agreement, dated November 14, 2022, as amended and restated on June 15, 2023, April 30, 2024 and December 16, 2024, and as further amended and restated on the Distribution Date, among CBI and Costamare Bulkers Services GmbH, (b) the Brokerage and Other Services Agreement, dated November 14, 2022, as amended and restated on June 15, 2023, April 30, 2024 and December 16, 2024, and as further amended and restated on the Distribution Date, among CBI and Costamare Bulkers Services ApS, (c) the Brokerage and Other Services Agreement, dated November 14, 2022, as amended and restated on June 15, 2023, April 30, 2024 and December 16, 2024, and as further amended and restated on the Distribution Date, among CBI and Costamare Bulkers Services Pte. Ltd. and (d) the Brokerage and Other Services Agreement, dated November 20, 2023, as amended and restated on December 16, 2024, and as further amended and restated on the Distribution Date, among CBI and Costamare Bulkers Services Co., Ltd., in each case, substantially in the form attached as an exhibit to the Registration Statement.

“Agent” means the distribution agent appointed by Costamare to distribute to the Record Holders, pursuant to the Distribution, the shares of Costamare Bulkers Common Stock held by Costamare.

“Agreement” means this Separation and Distribution Agreement, including the Schedules hereto.

“Ancillary Agreements” means any instruments, assignments, documents and agreements executed in connection with the implementation of the transactions contemplated by this Agreement, including the CBI Purchase Agreement.

“Approved Broker” means, singly, each of Howe Robinson Partners Marine Evaluations Ltd., London, MB Shipbrokers Advisory Services A/S, Copenhagen, Arrow Shipbrokers, London or any other broker agreed to by the Parties in writing and includes its successors in title and “Approved Brokers” means, collectively, two or more of them.

“Assets” means all assets, properties and rights of every kind and nature (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible or intangible, or accrued or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including the following:

(a)          all accounting and other books, records, files and personnel records, whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape, electronic recording or any other form or medium;

(b)          all ocean-going vessels (whether in their construction phase or operational) that are intended to be used primarily to transport cargoes or goods (in dry, liquid, gas or in bulk or containerized or in any other form whatsoever) and all other apparatus, computers and other electronic data processing equipment, fixtures, bunkers, lubricants, spare parts, machinery, furniture, office and other equipment, including hardware systems, circuits and other computer and telecommunication assets and equipment, transportation equipment, special and general tools, test devices, prototypes and models and other tangible personal property;

(c)          all inventories of materials, parts, raw materials, supplies, work-in-process and finished goods and products;

(d)          all interests in real property of whatever nature, including buildings, land, structures, improvements and fixtures thereon, and all easements and rights-of-way appurtenant thereto, and all leasehold interests, whether as owner, mortgagee or holder of a Security Interest in real property, lessor, sublessor, lessee, sublessee or otherwise;

(e)          all interests in any capital stock of, or other equity interests in, any Subsidiary or any other Person; all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person; all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person; all other investments in securities of any Person; and all rights as a partner, joint venturer or participant;

(f)          all license agreements, leases of personal property, open purchase orders for raw materials, supplies, parts or services, unfilled orders for the manufacture and sale of products and other Contracts and all rights arising thereunder;

(g)          all deposits, letters of credit, performance bonds and other surety bonds;

(h)          all written technical information, data, specifications, research and development information, engineering drawings, operating and maintenance manuals and materials and analyses prepared by consultants and other third parties;

(i)          all United States, state, multinational and foreign intellectual property, including patents, copyrights, trade names, trademarks, service marks, slogans, logos, trade dresses and other source indicators and the goodwill of the business symbolized thereby; all registrations, applications, recordings, disclosures, renewals, continuations, continuations-in-part, divisions, reissues, reexaminations, foreign counterparts and other legal protections and rights related to any of the foregoing; mask works, trade secrets, inventions and other proprietary information, including know-how, processes, formulae, techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals, discoveries, inventions, licenses from third parties granting the right to use any of the foregoing and all tangible embodiments of the foregoing in whatever form or medium;

(j)           all computer applications, programs, software and other code (in object and source code form), including operating software, network software, firmware, middleware, design software, design tools, systems documentation, instructions, ASP, HTML, DHTML, SHTML and XML files, cgi and other scripts, APIs, web widgets, algorithms, models, methodologies, files, documentation related to any of the foregoing and all tangible embodiments of the foregoing in whatever form or medium now known or yet to be created;

(k)          all websites, Internet URLs, domain names, social media handles and Internet user names, databases, content, text, graphics, images, audio, video, data and other copyrightable works or other works of authorship including all translations, adaptations, derivations and combinations thereof;

(l)           all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, subscriber, customer and vendor data, correspondence and lists, product literature and other advertising and promotional materials, artwork, design, development and manufacturing files, vendor and customer drawings, formulations and specifications, server and traffic logs, quality records and reports and other books, records, studies, surveys, reports, plans, business records and documents;

(m)         all prepaid expenses, trade accounts and other accounts and notes receivable (whether current or non-current);

(n)          all claims or rights against any Person arising from the ownership of any other Asset, all rights in connection with any bids or offers, all Actions, judgments or similar rights, all rights under express or implied warranties, all rights of recovery and all rights of setoff of any kind and demands of any nature, in each case whether accrued or contingent, whether in tort, contract or otherwise and whether arising by way of counterclaim or otherwise;

(o)          all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution;

(p)          all licenses (including radio and similar licenses), permits, consents, approvals and authorizations that have been issued by any Governmental Authority and all pending applications therefor;

(q)          Cash, lock boxes and other deposit arrangements;

(r)           interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements; and

(s)          all goodwill as a going concern and other intangible properties.

“Beneficial Owner” has the meaning set forth in Rule 13d-3 under the Exchange Act.  For purposes of this definition, such person or group shall be deemed to Beneficially Own any outstanding voting securities of a company held by any other company that is Controlled by such person or group.  The term “Beneficially Own” and similar capitalized terms shall have analogous meanings.

“Break-up Costs” means the aggregate amount of any and all documented taxes, flag administration, financing, legal, Approved Brokers’ valuations and other costs (including charges incurred towards financiers, brokers or other involved professionals) that would be required to be incurred by the Costamare Group to transfer to a member of the Costamare Bulkers Group Dry Bulk Vessels acquired by the Costamare Group pursuant to Section 9.02(b) or, as part of a larger transaction, Section 9.02(c)(i).

“Cash” means cash, cash equivalents, bank deposits and marketable securities, whether denominated in United States dollars or otherwise.

“CBI” means Costamare Bulkers Inc.

“CBI Debt Forgiveness” has the meaning set forth on Schedule I.

“CBI Minority Investor” means JJ Holding 2022 ApS.

“CBI Minority Investor Exchange” means the exchange by the CBI Minority Investor of the CBI Shares owned by the CBI Minority Investor as of the time of the Distribution, which represent 2.5% of the issued and outstanding CBI Shares as of the time of the Distribution, for shares of Costamare Bulkers Common Stock in an amount that will equal 0.75% of the issued and outstanding Costamare Bulkers Common Stock immediately following the Distribution, pursuant to the CBI Investor Minority Exchange Agreement.

“CBI Minority Investor Exchange Agreement” means the Exchange Agreement to be entered into by the CBI Minority Investor and Costamare Bulkers, substantially in the form attached as Exhibit D hereto, pursuant to which, promptly after the completion of the Distribution, the CBI Minority Investor Exchange will be completed.

“CBI Minority Investor Letter Agreement” means the Letter Agreement to be entered into by the CBI Minority Investor and Costamare Bulkers, substantially in the form attached as Exhibit E hereto, in connection with the CBI Minority Investor Exchange.

“CBI Purchase” means the purchase by Costamare Bulkers of the CBI Shares owned by Costamare as of the time of the Distribution, which represent 97.5% of the issued and outstanding CBI Shares as of the time of the Distribution, pursuant to the CBI Purchase Agreement.

“CBI Purchase Agreement” means the Stock Purchase Agreement to be entered into by Costamare and Costamare Bulkers, substantially in the form attached as Exhibit C hereto, pursuant to which, promptly after the completion of the Distribution, the CBI Purchase will be completed.

“CBI Shares” means the ordinary shares, $0.01 par value per share, of CBI.

“Change in Control of Costamare” means the occurrence of any of the following events: (a) if any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including a group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(10) under the Exchange Act (other than one or more Konstantakopoulos Entities) (collectively, an “Acquiring Person”) becomes the Beneficial Owner, directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of Costamare, which voting power represents a higher percentage than that of the Konstantakopoulos Entities, collectively; or (b) the approval by the shareholders of Costamare of a proposed merger, consolidation or similar transaction, as a result of which any Acquiring Person becomes the Beneficial Owner, directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of the resulting entity following such transaction, which voting power represents a higher percentage than that of the Konstantakopoulos Entities, collectively; or (c) a change in directors after which a majority of the members of the Costamare Board are not Costamare Continuing Directors.

“Change in Control of Costamare Bulkers” means the occurrence of any of the following events: (a) if any Acquiring Person becomes the Beneficial Owner, directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of Costamare Bulkers, which voting power represents a higher percentage than that of the Konstantakopoulos Entities, collectively; or (b) the approval by the shareholders of Costamare Bulkers of a proposed merger, consolidation or similar transaction, as a result of which any Acquiring Person becomes the Beneficial Owner, directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of the resulting entity following such transaction, which voting power represents a higher percentage than that of the Konstantakopoulos Entities, collectively; or (c) a change in directors after which a majority of the members of the Costamare Bulkers Board are not Costamare Bulkers Continuing Directors.

“Commission” means the Securities and Exchange Commission.

“Consents” means any consents, waivers, authorizations, ratifications, permissions, exemptions or approvals from, or notification requirements to, any Person other than a member of either Group.

“Contract” means any oral or written contract, agreement or other legally binding instrument, including any note, bond, mortgage, deed, indenture, commitment, undertaking, promise, lease, sublease, license or sublicense or joint venture.

“Contribution” has the meaning set forth on Schedule I.

“Control” or “Controlled” means, with respect to any person, the right to elect or appoint, directly or indirectly, a majority of the directors of such person or a majority of the persons who have the right, including any contractual right, to manage and direct the business, affairs and operations of such person or the possession of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Assets” means all Assets of Costamare or any other member of the Costamare Group to the extent relating to, arising out of or resulting from a general corporate matter of Costamare or any other member of the Costamare Group, including the Assets set forth on Schedule VII.

“Corporate Liabilities” means all Liabilities to the extent relating to, arising out of or resulting from a general corporate matter of Costamare or any other member of the Costamare Group (including any such Liabilities relating to, arising out of or resulting from claims made by or on behalf of holders of any Costamare securities (including debt securities), in their capacities as such, whether made under any applicable corporation, securities or other Laws, or by or on behalf of any Governmental Authority under any applicable securities Laws, Laws related to the duties of officers or directors or similar Laws), including the Liabilities set forth on Schedule VIII.  In the event of any inconsistency or conflict that may arise in the application or interpretation of the foregoing sentence, for the purpose of determining what is and is not a Corporate Liability, any item described in this definition of “Corporate Liabilities” shall take priority over clause (b) of the definition of “Costamare Bulkers Liabilities” and clause (a) of the definition of “Costamare Liabilities”.

“Costamare” has the meaning set forth in the preamble.

“Costamare Account” has the meaning set forth in Section 2.02(c).

“Costamare Assets” means, without duplication, the following Assets:

(a)          all Assets (i) of the Costamare Group or (ii) held by a member of the Costamare Bulkers Group that are determined by Costamare, in good faith prior to the Distribution, to be primarily related to or used or held for use primarily in connection with the business or operations of the Costamare Business (unless otherwise expressly provided in connection with this Agreement);

(b)          all interests in the capital stock, or other equity interests in, the members of the Costamare Group (other than Costamare);

(c)          the rights related to the Costamare Portion of any Shared Contract;

(d)          the Corporate Assets; and

(e)          the Costamare Retained Assets.

Notwithstanding the foregoing, the Costamare Assets shall not include (i) the rights related to the Costamare Bulkers Portion of any Shared Contract, and (ii) the Costamare Bulkers Assets.

“Costamare Board” means the board of directors of Costamare, as the same may be constituted from time to time.

“Costamare Bulkers” has the meaning set forth in the preamble.

“Costamare Bulkers Account” has the meaning set forth in Section 2.02(c).

“Costamare Bulkers Assets” means, without duplication, the following Assets:

(a)          all Assets (i) held by the Costamare Bulkers Group, including all Assets set forth on Schedule II under the caption “Vessels,” (ii) held by a member of the Costamare Group that are determined by Costamare, in good faith prior to the Distribution, to be primarily related to or used or held for use primarily in connection with the business or operations of the Costamare Bulkers Business (unless otherwise expressly provided in connection with this Agreement) or (iii) reflected on the Costamare Bulkers Business Balance Sheet, and all Assets acquired after the date of the Costamare Bulkers Business Balance Sheet that, had they been acquired on or before such date and owned as of such date, would have been reflected on the Costamare Bulkers Business Balance Sheet if prepared in accordance with GAAP applied on a consistent basis, subject to any dispositions of such Assets subsequent to the date of the Costamare Bulkers Business Balance Sheet;

(b)          all interests in the capital stock of, or other equity interests in, the members of the Costamare Bulkers Group (other than Costamare Bulkers);

(c)          the rights related to the Costamare Bulkers Portion of any Shared Contract;

(d)          any additional Assets listed or described on Schedule III; and

(e)          all other Assets that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be assigned to or retained by, or allocated to, any member of the Costamare Bulkers Group.

Notwithstanding the foregoing, the Costamare Bulkers Assets shall not include (i) any Costamare Retained Assets, (ii) the rights related to the Costamare Portion of any Shared Contract, (iii) the Costamare Assets and (iv) any Assets that are determined by Costamare, in good faith prior to the Distribution, to be primarily related to the business or operations of the Costamare Business (unless otherwise expressly provided in this Agreement).

“Costamare Bulkers Board” means the board of directors of Costamare Bulkers, as the same may be constituted from time to time.

“Costamare Bulkers Business” means the dry bulk shipping business and other operations of the Costamare Bulkers Group, including as described in the Registration Statement.

“Costamare Bulkers Business Balance Sheet” means the combined carve-out balance sheet of the Costamare Bulkers predecessor and the consolidated balance sheet of Costamare Bulkers, in each case, including the notes thereto, as of December 31, 2024, included in the Registration Statement.

“Costamare Bulkers Common Stock” means the common stock, $0.0001 par value per share, of Costamare Bulkers.

“Costamare Bulkers Continuing Directors” means, as of any date of determination, any member of the Costamare Bulkers Board who (i) was a member of the Costamare Bulkers Board immediately after the Distribution Date, or (ii) was nominated for election or elected to the Costamare Bulkers Board with the approval of a majority of the board of directors then still in office or who were either directors immediately after the Distribution Date or whose nomination or election was previously so approved.

“Costamare Bulkers Framework Agreement” means the Framework Agreement, dated as of the Distribution Date, between Costamare Bulkers and Costamare Shipping Company S.A., which shall be substantially in the form attached as an exhibit to the Registration Statement.

“Costamare Bulkers Group” means (a) Costamare Bulkers, (b) each Person that will be a Subsidiary of Costamare Bulkers immediately prior to the Distribution, including the entities set forth on Schedule II under the caption “Subsidiaries” and (c) each Person that becomes a Subsidiary of Costamare Bulkers after the Distribution, including in each case any Person that is merged or consolidated with or into Costamare Bulkers or any Subsidiary of Costamare Bulkers.

“Costamare Bulkers Indemnitees” has the meaning set forth in Section 6.03.

“Costamare Bulkers Liabilities” means, without duplication, the following Liabilities:

(a)          all Liabilities (i) of the Costamare Bulkers Group, (ii) that are determined by Costamare, in good faith prior to the Distribution, to be primarily related to the business or operations of the Costamare Bulkers Business (unless otherwise expressly provided in this Agreement) or (iii) reflected as liabilities or obligations on the Costamare Bulkers Business Balance Sheet, and all Liabilities arising or assumed after the date of the Costamare Bulkers Business Balance Sheet that, had they arisen or been assumed on or before such date and been existing obligations as of such date, would have been reflected on the Costamare Bulkers Business Balance Sheet if prepared in accordance with GAAP applied on a consistent basis, subject to any discharge of such Liabilities subsequent to the date of the Costamare Bulkers Business Balance Sheet;

(b)          all Liabilities to the extent relating to, arising out of or resulting from:

(i) the operation or conduct of the Costamare Bulkers Business as conducted at any time prior to the Distribution (including any Liability to the extent relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority), which act or failure to act relates to the Costamare Bulkers Business);

(ii) the operation or conduct of the Costamare Bulkers Business or any other business conducted by Costamare Bulkers or any other member of the Costamare Bulkers Group at any time after the Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(iii) any terminated, divested or discontinued businesses or operations of the Costamare Bulkers Business; or

(iv) the Costamare Bulkers Assets;

(c)          any obligations related to the Costamare Bulkers Portion of any Shared Contract;

(d)          any additional Liabilities listed or described on Schedule IV;

(e)          all other Liabilities that are expressly provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed or retained by, or allocated to, any member of the Costamare Bulkers Group; and

(f)          all Liabilities to the extent relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in, or incorporated by reference into, the Registration Statement and any other documents filed with the Commission in connection with the Spin-Off or as contemplated by this Agreement, in each case, other than with respect to the Costamare Disclosure Sections.

Notwithstanding the foregoing, the Costamare Bulkers Liabilities shall not include (i) any Costamare Retained Liabilities, (ii) any obligations related to the Costamare Portion of any Shared Contract, (iii) the Costamare Liabilities and (iv) any Liabilities that are determined by Costamare, in good faith prior to the Distribution, to be primarily related to the business or operations of the Costamare Business (unless otherwise expressly provided in this Agreement).

“Costamare Bulkers Portion” has the meaning set forth in Section 2.03.

“Costamare Bulkers Services Agreement” means the Services Agreement, to be dated as of the Distribution Date, among Costamare Shipping Services Ltd. and the Costamare Bulker’s vessel-owning subsidiaries, substantially in the form attached as an exhibit to the Registration Statement.

“Costamare Business” means the business and operations conducted by Costamare and its Subsidiaries other than the Costamare Bulkers Business.

“Costamare Common Stock” means, collectively, the common stock, par value $0.0001 of Costamare.

“Costamare Continuing Directors” means, as of any date of determination, any member of the Costamare Board who (i) was a member of the Costamare Board immediately after the Distribution Date, or (ii) was nominated for election or elected to the Costamare Board with the approval of a majority of the board of directors then still in office or who were either directors immediately after the Distribution Date or whose nomination or election was previously so approved.

“Costamare Credit Support Instruments” has the meaning set forth in Section 3.01(a).

“Costamare Disclosure Sections” means all information set forth in the Registration Statement to the extent relating to (a) the Costamare Group, (b) the Costamare Liabilities, (c) the Costamare Assets or (d) the substantive disclosure set forth in the Registration Statement relating to Costamare’s board of directors’ consideration of the Spin-Off, including the section entitled “Reasons for the Spin-Off”.

“Costamare Group” means Costamare and each of its Subsidiaries, but excluding any member of the Costamare Bulkers Group.

“Costamare Indemnitees” has the meaning set forth in Section 6.02.

“Costamare Liabilities” means, without duplication, the following Liabilities:

(a)          all Liabilities (i) of the Costamare Group or (ii) that are determined by Costamare, in good faith prior to the Distribution, to be primarily related to the business or operations of the Costamare Business (unless otherwise expressly provided in this Agreement);

(b)          all Liabilities to the extent relating to, arising out of or resulting from:

(i)          the operation or conduct of the Costamare Business as conducted at any time prior to the Distribution (including any Liability to the extent relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority), which act or failure to act relates to the Costamare Business);

(ii)         the operation or conduct of the Costamare Business or any other business conducted by Costamare or any other member of the Costamare Group at any time after the Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any director, officer, employee, agent or representative (whether or not such act or failure to act is or was within such Person’s authority));

(iii)        any terminated, divested or discontinued businesses or operations of the Costamare Business (other than the Costamare Bulkers Business, the Costamare Bulkers Group and any terminated, divested or discontinued businesses or operations of the Costamare Bulkers Business); or

(iv)        the Costamare Assets;

(c)          any obligations related to the Costamare Portion of any Shared Contract;

(d)          the Corporate Liabilities;

(e)          the Costamare Retained Liabilities; and

(f)          all Liabilities to the extent relating to, arising out of or resulting from any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to the Costamare Disclosure Sections.

Notwithstanding the foregoing, the Costamare Liabilities shall not include (i) any obligations related to the Costamare Bulkers Portion of the Shared Contracts and (ii) the Costamare Bulkers Liabilities.

“Costamare Policy Pre-Separation Insurance Claim” means any (a) claim made against a member of the Costamare Bulkers Group or a member of the Costamare Group and reported to the applicable insurer(s) prior to the Distribution Date in respect of an act or omission occurring prior to the Distribution Date that results in a Liability under a “claims-made-based” insurance policy of the Costamare Group in effect prior to the Distribution Date or any extended reporting period thereof or (b) Action (whether made prior to, on or following the Distribution Date) in respect of a Liability occurring prior to the Distribution Date under an “occurrence-based” insurance policy of any member of the Costamare Group in effect prior to the Distribution Date.

“Costamare Portion” has the meaning set forth in Section 2.03.

“Costamare Retained Assets” means any specified Assets set forth on Schedule V that, notwithstanding clauses (a) through (g) of the definition of “Costamare Bulkers Assets”, shall not constitute Costamare Bulkers Assets and are to be retained by the Costamare Group.

“Costamare Retained Liabilities” means any specified Liabilities set forth on Schedule VI that, notwithstanding clauses (a) through (g) of the definition of “Costamare Bulkers Liabilities”, shall not constitute Costamare Bulkers Liabilities and are to be retained by the Costamare Group.

“Credit Support Instruments” has the meaning set forth in Section 3.01(a).

“Costamare Third Amended and Restated Framework Agreement” means the Third Amended and Restated Framework Agreement, dated as of the Distribution Date, between Costamare and Costamare Shipping Company S.A., which shall be substantially in the form attached hereto as Exhibit A.

“Costamare Third Amended and Restated Services Agreement” means the Third Amended and Restated Services Agreement, dated as of the Distribution Date among Costamare Shipping Services Ltd. and Costamare’s vessel-owning subsidiaries, substantially in the form attached hereto as Exhibit B.

“D&O Policies” has the meaning set forth in Section 8.05.

“Determination” means any final determination of liability in respect of a Tax that, under applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise.

“Distribution” means the distribution by Costamare to the Record Holders, on a pro rata basis, of all of the outstanding shares of Costamare Bulkers Common Stock owned by Costamare on the Distribution Date.

“Distribution Date” means the date, determined by Costamare in accordance with Section 5.03, on which the Distribution occurs.

“Dry Bulk Vessels” means any ocean-going merchant vessel (whether in its construction phase or operational) of 28,000 dwt or more that is designed and used to primarily transport unpackaged dry bulk cargo in its holds.

“Exchange” means the New York Stock Exchange.

“Exchange Act” means the Securities Exchange Act of 1934, together with the rules and regulations promulgated thereunder.

“Fair Market Value” means, in respect of a Dry Bulk Vessel at any relevant time, the market value of that Dry Bulk Vessel not earlier than maximum 60 days before that time in United States dollars, being the average of the valuations obtained by Costamare from Approved Brokers in respect of such Dry Bulk Vessel; each such valuation being prepared on a desk-top (without any physical or other inspection of the vessel), arm’s length terms, willing buyer, willing seller basis and taking into account the benefit or any charter of twelve months or more attached to such Dry Bulk Vessel at the time of such valuation; provided that Costamare shall obtain at least two such valuations from Approved Brokers in respect of any Dry Bulk Vessel.

“First Post-Distribution Report” has the meaning set forth in Section 13.07.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Approvals” means any notices, reports or other filings to be given to or made with, or any Consents, registrations or permits to be obtained from, any Governmental Authority.

“Governmental Authority” means any Federal, state, local, foreign, international or multinational court, government, quasi-government, department, commission, board, bureau, agency, official or other legislative, judicial, tribunal, commission, regulatory, administrative or governmental authority.

“Group” means either the Costamare Group or the Costamare Bulkers Group, or both, as the context requires.

“Guarantee Replacement” has the meaning set forth on Schedule I.

“Indemnifying Party” has the meaning set forth in Section 6.04(a).

“Indemnitee” has the meaning set forth in Section 6.04(a).

“Indemnity Payment” has the meaning set forth in Section 6.04(a).

“Information” means information, whether or not patentable, copyrightable or protectable as a trade secret, in written, oral, electronic or other tangible or intangible forms, stored in any medium now known or yet to be created, including studies, reports, records, books, Contracts, instruments, surveys, analyses, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, personal data, communications (including those by or to attorneys (whether or not subject to the attorney-client privilege)), memos and other materials (including those prepared by attorneys or under their direction (whether or not constituting attorney work product)) and other technical, financial, employee or business information or data, documents, correspondence, materials and files.

“Insurance Proceeds” means those monies:

(a)          received by an insured (or its successor-in-interest) from an insurance carrier (including a protection and indemnity association);

(b)          paid by an insurance carrier (including a protection and indemnity association) on behalf of the insured (or its successor-in-interest); or

(c)          received (including by way of setoff) from any third party in the nature of insurance, contribution or indemnification in respect of any Liability;

in each such case, net of (i) any applicable premium adjustments (including reserves and retrospectively rated premium adjustments), (ii) any costs or expenses incurred in the collection thereof and (iii) any Taxes resulting from the receipt thereof.

“Intercompany Accounts” has the meaning set forth in Section 2.02(a).

“Intercompany Agreements” has the meaning set forth in Section 2.02(a).

“Internal Transactions” means the Contribution, CBI Debt Forgiveness, Recapitalization and Guarantee Replacement, each as described on Schedule I.

“Konstantakopoulos Entities” means:

(a)          Konstantinos Konstantakopoulos, Christos Konstantakopoulos, Achillefs Konstantakopoulos or Vassileios Konstantakopoulos;

(b)          any spouse or lineal descendant of any of the individuals set out in paragraph (a) above;

(c)          any person Controlled by, or under common Control with, any such individual or combination of such individuals as set out in paragraphs (a) and (b) above; and

(d)          any trust or foundation where any of the individuals as set out in paragraphs (a) and (b) above or any person as set out in paragraph (c) is, in each case, a beneficiary.

“Law” means any statute, law, regulation, ordinance, rule, judgment, rule of common law, order, decree, Governmental Approval, concession, grant, franchise, license, agreement, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether now or hereinafter in effect and, in each case, as amended.

“Liabilities” means any and all claims, debts, demands, actions, causes of action, suits, damages, fines, penalties, obligations, prohibitions, Taxes, accruals, accounts payable, reckonings, bonds, indemnities and similar obligations, agreements, promises, guarantees, make-whole agreements and similar obligations, and other liabilities and requirements, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Law, Action, threatened or contemplated Action or any award of any arbitrator or mediator of any kind, and those arising under any Contract, including those arising under this Agreement or any Ancillary Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person.  For the avoidance of doubt, Liabilities shall include attorneys’ fees, the costs and expenses of all assessments, judgments, settlements and compromises, and any and all other costs and expenses whatsoever reasonably incurred in connection with anything contemplated by the preceding sentence (including costs and expenses incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions).

“Management Agreements” shall mean the Costamare Third Amended and Restated Framework Agreement, the Costamare Third Amended and Restated Services Agreement, the Costamare Bulkers Framework Agreement, the Costamare Bulkers Services Agreement and the Agency Agreements.

“Managing Party” has the meaning set forth in Section 6.14.

“Mixed Action” has the meaning set forth in Section 6.13(c).

“Non-Managing Party” has the meaning set forth in Section 6.14.

“Party” means either party hereto, and “Parties” means both parties hereto.

“Person” means an individual, a general or limited partnership, a corporation, an association, a trust, a joint venture, an unincorporated organization, a limited liability company, any other entity and any Governmental Authority.

“Recapitalization” has the meaning set forth on Schedule I.

“Record Date” means the close of business on the date determined by the Costamare Board as the record date for determining the shares of Costamare Common Stock in respect of which shares of Costamare Bulkers Common Stock will be distributed pursuant to the Distribution.

“Record Holders” has the meaning set forth in Section 5.01(b).

“Registration Statement” shall mean the Registration Statement on Form 20-F filed with the Commission and made available to the holders of Costamare Common Stock in connection with the Distribution, as may be amended or supplemented from time to time.

“Restricted Period” shall mean the period commencing on the Distribution Date and ending on the earliest of: (a) a Change in Control of Costamare, (b) a Change in Control of Costamare Bulkers, (c) the termination date of both the Costamare Third Amended and Restated Framework Agreement (or any similar successor agreement) and the Costamare Third Amended and Restated Services Agreement (or any similar successor agreement) and (d) the termination date of both the Costamare Bulkers Framework Agreement (or any similar successor agreement) and the Costamare Bulkers Services Agreement (or any similar successor agreement) and (e) 1 June 2030.

“Security Interest” means any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, license or other encumbrance of any nature whatsoever.

“Separation” means (a) the Internal Transactions, (b) any actions to be taken pursuant to Article II and (c) any other transfers of Assets and assumptions of Liabilities, in each case, between a member of one Group and a member of the other Group, provided for in this Agreement or in any Ancillary Agreement.

“Shared Contract” means any Contract of any member of either Group with a third party that relates in any material respect to both the Costamare Bulkers Business and the Costamare Business, including the contracts and agreements set forth on Schedule X, but excluding the Management Agreements; provided that the Parties may, by mutual consent, elect to include in, or exclude from, this definition any Contract.

“Spin-Off” means the Separation and the Distribution.

“Subsidiary” of any Person means any corporation or other organization, whether incorporated or unincorporated, of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries.

“Surviving Costamare Credit Support Instruments” has the meaning set forth in Section 3.01(a).

“Tax Return” means any return, declaration, report, claim for refund, information return or statement, estimate or other document (including any related or supporting schedules, statements or information) and any amendments thereof, in each case, provided or required to be provided in connection with the determination, assessment or collection of any Taxes or the administration of any Laws relating to any Taxes.

“Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise, escheat, stamp and property taxes as well as social security (or similar) and unemployment taxes, in each case in the nature of a tax, together with all interest, penalties, and additions imposed with respect to such amounts.

“Third-Party Claim” means any assertion by a Person (including any Governmental Authority) who is not a member of the Costamare Group or the Costamare Bulkers Group of any claim, or the commencement by any such Person of any Action, against any member of the Costamare Group or the Costamare Bulkers Group.

“Third-Party Proceeds” has the meaning set forth in Section 6.04(a).

“Trademark Agreement” means the trademark license agreement, to be dated as of the Distribution Date, between Costamare Bulkers and Costamare Shipping Company S.A., substantially in the form attached as an exhibit to the Registration Statement.

ARTICLE II

The Separation

SECTION 2.01.          Transfer of Assets and Assumption of Liabilities.  (a)  Prior to the Distribution, and subject to Section 2.01(f), the Parties shall cause the Internal Transactions to be completed.

(b)          Subject to Section 2.01(f), prior to the Distribution, the Parties shall, and shall cause their respective Group members to, execute such instruments of assignment or transfer, and take such other corporate actions as are necessary to:

(i)          assign, transfer or convey to one or more members of the Costamare Bulkers Group all of the right, title and interest of the Costamare Group in, to and under all Costamare Bulkers Assets not already owned by the Costamare Bulkers Group, except for the CBI Shares and any Costamare Bulkers Assets that are Assets of CBI;

(ii)          assign, transfer or convey to one or more members of the Costamare Group all of the right, title and interest of the Costamare Bulkers Group in, to and under all Costamare Assets not already owned by the Costamare Group;

(iii)         cause one or more members of the Costamare Bulkers Group to assume all of the Costamare Bulkers Liabilities to the extent such Liabilities would otherwise remain obligations of any member of the Costamare Group, except for any Costamare Bulkers Liabilities that are Liabilities of CBI; and

(iv)         cause one or more members of the Costamare Group to assume all of the Costamare Liabilities to the extent such Liabilities would otherwise remain obligations of any member of the Costamare Bulkers Group.

Notwithstanding anything to the contrary, neither Party shall be required to transfer any Information except as required by Article VII.

(c)          On the Distribution Date, (i) the Parties shall complete the CBI Purchase and (ii) Costamare Bulkers shall complete the CBI Minority Investor Exchange and enter into the CBI Minority Investor Letter Agreement, in each case, promptly after the Distribution is complete and upon consummation of the CBI Purchase and the CBI Minority Investor Exchange, each of Costamare and Costamare Bulkers shall, and shall cause the members of its Group to for all purposes treat the CBI Shares and all Assets and Liabilities of CBI as having been transferred to Costamare Bulkers as of the time of the Distribution.

(d)          In the event that it is discovered after the Distribution and the CBI Purchase that there was an omission of (i) the transfer or conveyance by Costamare Bulkers (or a member of the Costamare Bulkers Group) to, or the acceptance or assumption by, Costamare (or a member of the Costamare Group) of any Asset or Liability which after the Distribution and the CBI Purchase should constitute a Costamare Asset or Costamare Liability, as the case may be, (ii) the transfer or conveyance by Costamare (or a member of the Costamare Group) to, or the acceptance or assumption by, Costamare Bulkers (or a member of the Costamare Bulkers Group) of any Asset or Liability which after the Distribution and the CBI Purchase should constitute a Costamare Bulkers Asset or Costamare Bulkers Liability, as the case may be, or (iii) the transfer or conveyance by one Party (or any other member of its Group) to, or the acceptance or assumption by, the other Party (or any other member of its Group) of any Asset or Liability, as the case may be, that, had the Parties given specific consideration to such Asset or Liability prior to the Distribution, would have otherwise been so transferred, conveyed, accepted or assumed, as the case may be, pursuant to this Agreement or the Ancillary Agreements, the Parties shall, subject to Section 2.01(f), use reasonable best efforts to effect such transfer, conveyance, acceptance or assumption of such Asset or Liability, as the case may be, as promptly as reasonably practicable.  Any transfer, conveyance, acceptance or assumption made pursuant to this Section 2.01(d) shall be treated by the Parties for all purposes as if it had occurred immediately prior to the Distribution, except as otherwise required by applicable Law or a Determination.

(e)          In the event that it is discovered after the Distribution and the CBI Purchase that there was a transfer or conveyance (i) by Costamare Bulkers (or a member of the Costamare Bulkers Group) to, or the acceptance or assumption by, Costamare (or a member of the Costamare Group) of any Asset or Liability which after the Distribution and the CBI Purchase should constitute a Costamare Bulkers Asset or Costamare Bulkers Liability, as the case may be, or (ii) by Costamare (or a member of the Costamare Group) to, or the acceptance or assumption by, Costamare Bulkers (or a member of the Costamare Bulkers Group) of any Asset or Liability which after the Distribution and the CBI Purchase should constitute a Costamare Asset or Costamare Liability, as the case may be, the Parties shall, subject to Section 2.01(f), use reasonable best efforts to transfer or convey such Asset or Liability back to the transferring or conveying Party or to rescind any acceptance or assumption of such Asset or Liability, as the case may be, as promptly as reasonably practicable.  Any transfer or conveyance made, or acceptance or assumption rescinded, pursuant to this Section 2.01(e) shall be treated by the Parties for all purposes as if such Asset or Liability had never been originally transferred, conveyed, accepted or assumed, as the case may be, except as otherwise required by applicable Law or a Determination.

(f)          To the extent that any transfer or conveyance of any Asset (other than Shared Contracts, which are governed solely by Section 2.03) or acceptance or assumption of any Liability (other than Shared Contracts, which are governed solely by Section 2.03) required by this Agreement to be so transferred, conveyed, accepted or assumed, as the case may be, shall not have been completed prior to the Distribution, the Parties shall use reasonable best efforts to effect such transfer, conveyance, acceptance or assumption, as the case may be, as promptly as reasonably practicable following the Distribution.  Nothing in this Agreement shall be deemed to require the transfer or conveyance of any Assets or the acceptance or assumption of any Liabilities which by their respective terms (or the terms of any Contract relating to such Asset or Liability) or operation of Law cannot be so transferred, conveyed, accepted or assumed; provided, however, that, prior to and following the Distribution, the Parties shall use reasonable best efforts to obtain and make any necessary Governmental Approvals and other Consents for the transfer, conveyance, acceptance or assumption (as applicable) of all Assets and Liabilities required by this Agreement to be so transferred, conveyed, accepted or assumed; provided further that neither Party nor any member of its Group shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make any such Consent (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group entitled to such Asset or intended to assume such Liability, as applicable, as promptly as reasonably practicable).  In the event that any such transfer, conveyance, acceptance or assumption (as applicable) has not been completed effective as of the Distribution or, with respect to the CBI Shares, any Costamare Bulkers Assets that are Assets of CBI and any Costamare Bulkers Liabilities that are Liabilities of CBI, as of the time of the CBI Purchase, the Party retaining such Asset or Liability (or the member of the Party’s Group retaining such Asset or Liability) shall thereafter hold such Asset for the use and benefit, and at the expense, of the Party to which such Asset should have been transferred or conveyed pursuant to this Agreement and retain such Liability for the account, and at the expense, of the Party by which such Liability should have been assumed or accepted pursuant to this Agreement, and take such other actions as may be reasonably requested by the Party or the member of its Group to which such Asset should have been transferred or conveyed, or by which such Liability should have been assumed or accepted, as the case may be, in order to place such Party or the member of its Group, insofar as reasonably possible without violation of any contractual obligations to third parties, in the same position as it would have been had such Asset or Liability been transferred, conveyed, accepted or assumed (as applicable) as contemplated by this Agreement and so that the benefits and burdens relating to such Asset or Liability, as the case may be, including possession, use, risk of loss, potential for gain/loss and control over such Asset or Liability, as the case may be, are to inure from and after the Distribution or the CBI Purchase, as applicable, to such Party or the member of its Group.  As and when any such Asset or Liability becomes transferable or assumable, as the case may be, the Parties shall, and shall cause the members of its Group to, use reasonable best efforts to effect such transfer, conveyance, acceptance or assumption (as applicable) as promptly as reasonably practicable.  Except to the extent otherwise required by applicable Law or a Determination, each of Costamare and Costamare Bulkers shall, and shall cause the members of its Group to for all purposes treat (i) any Asset and any Liability of CBI transferred, assigned or assumed after the CBI Purchase pursuant to this Section 2.01(f) as having been so transferred, assigned or assumed pursuant to the CBI Purchase and (ii) any other Asset and any Liability transferred, assigned or assumed after the Distribution pursuant to this Section 2.01(f) as having been so transferred, assigned or assumed immediately prior to the Distribution.

(g)          The Party retaining any Asset or Liability required by this Agreement to be transferred, conveyed, accepted or assumed, as the case may be, due to the deferral of the transfer and conveyance of such Asset or the deferral of the acceptance and assumption of such Liability pursuant to this Section 2.01 or otherwise shall not be obligated by this Agreement, in connection with this Section 2.01, to expend any money or take any action that would require the expenditure of money (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group to which such Asset should have been transferred or conveyed pursuant to this Agreement or by which such Liability should have been assumed or accepted pursuant to this Agreement, as applicable, as promptly as reasonably practicable) unless and to the extent the Party or the member of the Party’s Group entitled to receive such Asset or intended to assume such Liability, as applicable, advances or agrees to reimburse it for the applicable expenditures.  For the avoidance of doubt, reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees shall not include any purchase price, license fee or other payment or compensation for the procurement of any asset intended to replace an Asset in the course of a Party’s obligation under Section 2.01(f).

(h)          Costamare Bulkers hereby waives compliance by each and every member of the Costamare Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Costamare Bulkers Assets to any member of the Costamare Bulkers Group.

(i)           Costamare hereby waives compliance by each and every member of the Costamare Bulkers Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Costamare Assets to any member of the Costamare Group.

(j)           In the event that Costamare determines to seek novation with respect to any Costamare Bulkers Liability, Costamare Bulkers shall reasonably cooperate with, and shall cause the members of the Costamare Bulkers Group to reasonably cooperate with, Costamare and the members of the Costamare Group (including, where necessary, entering into appropriate instruments of assumption and, where necessary, Costamare Bulkers providing parent guarantees in support of the obligations to the extent assumed pursuant to such instruments of assumption by other members of the Costamare Bulkers Group) to cause such novation to be obtained, on terms reasonably acceptable to Costamare Bulkers, and to have Costamare and the members of the Costamare Group released from all liability to third parties arising after the date of such novation and, in the event Costamare Bulkers determines to seek novation with respect to any Costamare Liability, Costamare shall reasonably cooperate with, and shall cause the members of the Costamare Group to reasonably cooperate with, Costamare Bulkers and the members of the Costamare Bulkers Group (including, where necessary, entering into appropriate instruments of assumption and, where necessary, Costamare providing parent guarantees in support of the obligations to the extent assumed pursuant to such instruments of assumption by other members of the Costamare Group) to cause such novation to be obtained, on terms reasonably acceptable to Costamare, and to have Costamare Bulkers and the members of the Costamare Bulkers Group released from all liability to third parties arising after the date of such novation; provided that neither Party nor any member of its Group shall be required to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to cause such novation to be obtained (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group entitled to such Asset or intended to assume such Liability, as applicable, as promptly as reasonably practicable).

SECTION 2.02.          Termination of Agreements; Settlement of Intercompany Accounts; Bank Accounts.  (a)  Except as set forth in Section 2.03(b) or as otherwise provided by the steps constituting the Internal Transactions, in furtherance of the releases and other provisions of Section 6.01, effective as of the Distribution or, with respect to any Intercompany Agreement or Intercompany Account to which CBI is a party, as of the time of the CBI Purchase, Costamare Bulkers and each other member of the Costamare Bulkers Group, on the one hand, and Costamare and each other member of the Costamare Group, on the other hand, hereby terminate or settle, as applicable, any and all Contracts, agreements, arrangements, commitments and understandings, oral or written, between such Parties and in existence as of the Distribution Date (“Intercompany Agreements”), including all intercompany payables due or receivables owed (“Intercompany Accounts”), between such Parties and in effect or accrued as of the Distribution Date (except for any such Intercompany Accounts arising pursuant to an Ancillary Agreement or any other Intercompany Agreement that this Agreement or any Ancillary Agreement expressly contemplates will survive the Distribution Date).  No such terminated Intercompany Agreement or Intercompany Account (including any provision thereof that purports to survive termination) shall be of any further force or effect after the Distribution Date.  Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.  The Parties, on behalf of the members of their respective Groups, hereby waive any advance notice provision or other termination requirements with respect to any Intercompany Agreement.

(b)          The provisions of Section 2.02(a) shall not apply to this Agreement, the Ancillary Agreements, and each other Intercompany Agreement or Intercompany Account expressly contemplated by this Agreement or any Ancillary Agreement to be entered into by either Party or any other member of its Group.

(c)          (i)  Costamare and Costamare Bulkers each agree to take, or cause the respective members of their respective Groups to take, prior to the Distribution (or as promptly as reasonably practicable thereafter), all actions necessary to amend all contracts or agreements governing each bank and brokerage account owned by Costamare Bulkers or any other member of the Costamare Bulkers Group (collectively, the “Costamare Bulkers Accounts”), including all Costamare Bulkers Accounts listed or described on Schedule IX, so that such Costamare Bulkers Accounts, if linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account owned by Costamare or any other member of the Costamare Group (collectively, the “Costamare Accounts”), are de-linked from such Costamare Accounts.

(ii)          Costamare and Costamare Bulkers each agree to take, or cause the respective members of their respective Groups to take, prior to the Distribution (or as promptly as reasonably practicable thereafter), all actions necessary to amend all contracts or agreements governing the Costamare Accounts so that such Costamare Accounts, if linked to any Costamare Bulkers Account, are de-linked from such Costamare Bulkers Accounts.

(iii)        With respect to any outstanding checks issued by, or payments made by, Costamare, Costamare Bulkers or any of their respective Subsidiaries prior to the Distribution, such outstanding checks shall be honored from and after the Distribution by the Person or Group owning the account on which the check is drawn, without limiting the ultimate allocation of Liability for such amounts under this Agreement or any Ancillary Agreement.

(iv)        As between Costamare and Costamare Bulkers (and the members of their respective Groups), except to the extent prohibited by applicable Law, all payments and reimbursements received after the Distribution by either Party (or a member of its Group) to which the other Party (or a member of its Group) is entitled under this Agreement, shall be held by such Party (or the applicable member of its Group) in trust for the use and benefit of the Person entitled thereto and, within 60 days of receipt by such Party (or the applicable member of its Group) of any such payment or reimbursement, such Party shall pay over, or shall cause the applicable member of its Group to pay over to the other Party (or the applicable member of its Group), the amount of such payment or reimbursement without right of setoff.

SECTION 2.03.          Shared Contracts.  (a)  The Parties shall, and shall cause the members of their respective Groups to, use their respective reasonable best efforts to work together (and, if necessary and desirable, until the earlier of two years after the Distribution Date and such time as the formal division, partial assignment, modification or replication of such Shared Contract is effected, to work with the third party to such Shared Contract) in an effort to divide, partially assign, modify or replicate (in whole or in part) the respective rights and obligations under and in respect of any Shared Contract, such that (a) a member of the Costamare Bulkers Group is the beneficiary of the rights and is responsible for the obligations related to that portion of such Shared Contract relating to the Costamare Bulkers Business (the “Costamare Bulkers Portion”), which rights shall be a Costamare Bulkers Asset and which obligations shall be a Costamare Bulkers Liability, and (b) a member of the Costamare Group is the beneficiary of the rights and is responsible for the obligations related to such Shared Contract not relating to the Costamare Bulkers Business (the “Costamare Portion”), which rights shall be a Costamare Asset and which obligations shall be a Costamare Liability.  Nothing in this Agreement shall require the division, partial assignment, modification or replication of a Shared Contract unless and until any necessary Consents are obtained or made, as applicable.  If the Parties, or their respective Group members, as applicable, are not able to enter into an arrangement to formally divide, partially assign, modify or replicate such Shared Contract prior to the Distribution as contemplated by the previous sentence, then the Parties shall, and shall cause their respective Group members to, cooperate in any reasonable and permissible arrangement to provide that, following the Distribution and until the earlier of two years after the Distribution Date and such time as the formal division, partial assignment, modification or replication of such Shared Contract as contemplated by the previous sentence is effected, a member of the Costamare Bulkers Group shall receive the interest in the benefits and obligations of the Costamare Bulkers Portion under such Shared Contract and a member of the Costamare Group shall receive the interest in the benefits and obligations of the Costamare Portion under such Shared Contract, it being understood that no Party shall have Liability to the other Party for the failure of any third party to perform its obligations under any such Shared Contract.

(b)          Nothing in this Section 2.03 shall require either Party nor any member of their respective Groups to contribute capital, pay or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person (other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be reimbursed by the Party or the member of the Party’s Group entitled to such Asset or intended to assume such Liability, as applicable, as promptly as reasonably practicable).  For the avoidance of doubt, reasonable out-of-pocket expenses, and recording or similar fees shall not include any purchase price, license fee or other payment or compensation for the procurement of any asset secured to replace an Asset in the course of a Party’s obligation under Section 2.03(a).

SECTION 2.04.          Disclaimer of Representations and Warranties.  (a)  Each of Costamare (on behalf of itself and each other member of the Costamare Group) and Costamare Bulkers (on behalf of itself and each other member of the Costamare Bulkers Group) understands and agrees that, except as expressly set forth in this Agreement or any Ancillary Agreement, no party to this Agreement, any Ancillary Agreement or any other agreement or document contemplated by this Agreement or any Ancillary Agreement is representing or warranting in any way as to any Assets or Liabilities transferred or assumed as contemplated hereby or thereby, as to the sufficiency of such Assets or Liabilities transferred or assumed hereby or thereby for the conduct and operations of the Costamare Business or Costamare Bulkers Business, as applicable, as to any Governmental Approvals or other Consents required in connection therewith or in connection with any past transfers of the Assets or assumptions of the Liabilities, as to the value or freedom from any Security Interests of, or any other matter concerning, any Assets or Liabilities of such Party, or as to the absence of any defenses or rights of setoff or freedom from counterclaim with respect to any claim or other Asset, including any accounts receivable, of any such Party, or as to the legal sufficiency of any assignment, document or instrument delivered hereunder to convey title to any Asset or thing of value upon the execution, delivery and filing hereof or thereof.

(b)          Except as may expressly be set forth herein or in any Ancillary Agreement, any such Assets are being transferred on an “as is”, “where is” basis and the respective transferees shall bear the economic and legal risks that (a) any conveyance shall prove to be insufficient to vest in the transferee good and marketable title or interest, free and clear of any Security Interest, and (b) any necessary Governmental Approvals or other Consents are not obtained or that any requirements of Laws or judgments are not complied with.

ARTICLE III

Credit Support

SECTION 3.01.          Replacement of Costamare Credit Support.  (a)  Costamare Bulkers shall use reasonable best efforts to arrange, at its sole cost and expense and effective on or prior to the Distribution Date, the termination or replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances of credit support (“Credit Support Instruments”) provided by, through or on behalf of Costamare or any other member of the Costamare Group for the benefit of Costamare Bulkers or any other member of the Costamare Bulkers Group (“Costamare Credit Support Instruments”), other than any of the Costamare Credit Support Instruments set forth on Schedule XII (the “Surviving Costamare Credit Support Instruments”), with alternate arrangements that do not require any credit support from Costamare or any other member of the Costamare Group, and shall use reasonable best efforts to obtain from the beneficiaries of such Credit Support Instruments written releases (which in the case of a letter of credit or bank guarantee would be effective upon surrender of the original Costamare Credit Support Instrument to the originating bank and such bank’s confirmation in writing to Costamare of the cancelation thereof) indicating that Costamare or such other member of the Costamare Group will, effective upon the consummation of the Distribution, have no liability with respect to such Credit Support Instruments, in each case reasonably satisfactory to Costamare.

(b)          In furtherance of Section 3.01(a), to the extent required to obtain a removal or release from a Costamare Credit Support Instrument, Costamare Bulkers or an appropriate member of the Costamare Bulkers Group shall execute an agreement substantially in the form of the existing Costamare Credit Support Instrument or such other form as is agreed to by the relevant parties to such agreement, except to the extent that such existing Costamare Credit Support Instrument contains representations, covenants or other terms or provisions (i) with which Costamare Bulkers or the appropriate member of the Costamare Bulkers Group would be reasonably unable to comply or (ii) which would be reasonably expected to be breached by Costamare Bulkers or the appropriate member of the Costamare Bulkers Group.

(c)          If Costamare Bulkers is unable to obtain, or to cause to be obtained, all releases from Costamare Credit Support Instruments pursuant to Sections 3.01(a) and 3.01(b) on or prior to the Distribution Date, (i) without limiting Costamare Bulkers’ obligations under Article VI, Costamare Bulkers shall cause the relevant member of the Costamare Bulkers Group that has assumed the Liability with respect to such Credit Support Instrument to indemnify and hold harmless the member of the Costamare Group that is the guarantor or obligor under such Credit Support Instrument for any Liability arising out of, resulting from or relating thereto in accordance with the provisions of Article VI and shall, or shall cause one of its Subsidiaries to, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder and (ii) with respect to such Credit Support Instrument, each of Costamare and Costamare Bulkers, on behalf of themselves and the members of each of their respective Groups, agree not to renew or extend the term of, increase its obligations under or transfer to a third Person, any loan, guarantee, lease, sublease, license, Contract or other obligation for which the other Party or any member of the other Party’s Group is or may be liable under such Credit Support Instrument unless all obligations of the other Party and the other members of the other Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to the other Party. The provisions of clauses (i) and (ii) of the foregoing sentence shall also apply to all Surviving Costamare Credit Support Instruments.

SECTION 3.02.          Written Notice of Credit Support Instruments.  Costamare and Costamare Bulkers shall provide each other with written notice of the existence of all Credit Support Instruments within a reasonable period prior to the Distribution.

ARTICLE IV

Actions Pending the Distribution

SECTION 4.01.          Actions Prior to the Distribution.  (a)  Subject to the conditions specified in Section 4.02 and subject to Section 5.03, Costamare and Costamare Bulkers shall use reasonable best efforts to consummate the Distribution.  Such efforts shall include taking the actions specified in this Section 4.01.

(b)          Costamare and Costamare Bulkers shall take all such action as may be necessary or appropriate under the securities laws or blue sky laws of the states or other political subdivisions of the United States or of other foreign jurisdictions in connection with the Distribution.

(c)          Costamare Bulkers shall prepare and file, and shall use reasonable best efforts to have approved prior to the Distribution, an application for the listing of the Costamare Bulkers Common Stock to be distributed in the Distribution on the Exchange, subject to official notice of distribution.

(d)          On or prior to the Distribution, Costamare shall have duly elected the individuals listed as members of the Costamare Bulkers Board in the Registration Statement, and such individuals shall be the members of the Costamare Bulkers Board effective as of immediately after the Distribution; provided, however, that to the extent required by any Law or requirement of the Exchange or any other national securities exchange (including Section 3.03A.06 of the New York Stock Exchange Listed Company Manual), as applicable, the existing directors of Costamare Bulkers shall appoint one independent director prior to the date on which “when-issued” trading of the Costamare Bulkers Common Stock begins on the Exchange and this independent director shall begin his or her term prior to the Distribution and shall serve on Costamare Bulkers’ Audit Committee.

(e)          On or prior to the Distribution, the Amended and Restated Articles of Incorporation and the Bylaws of Costamare Bulkers, each in substantially the form filed as an exhibit to the Registration Statement, shall be in effect.

(f)          Costamare and Costamare Bulkers shall, subject to Section 5.03, take all reasonable steps necessary and appropriate to cause the conditions set forth in Section 4.02 to be satisfied and to effect the Distribution on the Distribution Date.

(g)          On or prior to the Distribution, the Trademark Agreement and each Management Agreement shall be in effect.

SECTION 4.02.          Conditions Precedent to Consummation of the Distribution.  Subject to Section 5.03, as soon as practicable after the date of this Agreement, the Parties shall use reasonable best efforts to satisfy the following conditions prior to the consummation of the Distribution.  The obligations of the Parties to consummate the Distribution shall be conditioned on the satisfaction, or waiver by Costamare, of the following conditions:

(a)          The board of directors of Costamare shall have authorized and approved the Internal Transactions, the Distribution, the CBI Purchase, the CBI Minority Investor Exchange and the CBI Minority Investor Letter Agreement, and not withdrawn such authorization and approval, and shall have declared the dividend of Costamare Bulkers Common Stock to Costamare shareholders.

(b)          Each Ancillary Agreement shall have been executed by each party to such agreement.

(c)          The Costamare Bulkers Common Stock shall have been accepted for listing on the Exchange or another national securities exchange approved by Costamare, subject to official notice of issuance.

(d)          The Commission shall have declared effective the Registration Statement under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the Commission.

(e)          The Internal Transactions shall have been completed (other than any steps that are expressly contemplated to occur at or after the Distribution).

(f)          No order, injunction or decree issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect, and no other event outside the control of Costamare shall have occurred or failed to occur that prevents the consummation of the Distribution.

(g)          All necessary government approvals required to consummate the Spin-Off have been received.

(h)          No other events or developments shall have occurred prior to the Distribution that, in the judgment of the board of directors of Costamare, would result in the Distribution having a material adverse effect on Costamare or its shareholders.

(i)          The actions set forth in Sections 4.01(d), (e), and (g) shall have been completed.

(j)          The CBI Purchase Agreement, the CBI Minority Investor Exchange Agreement and the CBI Minority Investor Letter Agreement shall have been executed by the parties thereto and remain in full force and effect.

The foregoing conditions are for the sole benefit of Costamare and shall not give rise to or create any duty on the part of Costamare or the Costamare Board to waive or not waive such conditions or in any way limit the right of Costamare to terminate this Agreement as set forth in Article XII or alter the consequences of any such termination from those specified in such Article.  Any determination made by the Costamare Board prior to the Distribution concerning the satisfaction or waiver of any or all of the conditions set forth in this Section 4.02 shall be conclusive.

ARTICLE V

The Distribution

SECTION 5.01.          The Distribution.  (a)  Costamare Bulkers shall cooperate with Costamare to accomplish the Distribution and shall, at the direction of Costamare, use its reasonable best efforts to promptly take any and all actions necessary or desirable to effect the Distribution.  Costamare shall select any investment bank or manager in connection with the Distribution, as well as any financial printer, distribution agent and financial, legal, accounting and other advisors for Costamare.  Costamare or Costamare Bulkers, as the case may be, will provide, or cause the applicable member of its Group to provide, to the Agent any information required in order to complete the Distribution, including any information necessary to distribute shares of Costamare Bulkers Common Stock in the Distribution by direct registration in book-entry form.

(b)          Subject to the terms and conditions set forth in this Agreement, (i) after completion of the Internal Transactions and on or prior to the Distribution Date, for the benefit of and distribution to the holders of Costamare Common Stock as of the Record Date (“Record Holders”), Costamare will deliver to the Agent all of the issued and outstanding shares of Costamare Bulkers Common Stock held by Costamare or any other member of the Costamare Group and book-entry authorizations for such shares and (ii) on the Distribution Date, Costamare shall instruct the Agent to distribute, by means of a pro rata dividend based on the aggregate number of shares of Costamare Common Stock held by each applicable Record Holder, to each Record Holder (or such Record Holder’s bank, brokerage firm, trustee or other nominee on such Record Holder’s behalf) electronically, by direct registration in book-entry form, the number of shares of Costamare Bulkers Common Stock to which such Record Holder is entitled based on a distribution ratio determined by Costamare in its sole discretion.  The Distribution shall be effective at 5:00 p.m. New York City time on the Distribution Date.  On or as soon as practicable after the Distribution Date, the Agent will mail to each Record Holder (or such Record Holder’s bank, brokerage firm, trustee or other nominee on such Record Holder’s behalf, as applicable) an account statement indicating the number of shares of Costamare Bulkers Common Stock that have been registered in book-entry form in the name of such Record Holder.

SECTION 5.02.          Fractional Shares.  Record Holders holding a number of shares of Costamare Common Stock on the Record Date that would entitle such holders to receive less than one whole share (in addition to any whole shares) of Costamare Bulkers Common Stock in the Distribution will receive cash in lieu of such fractional share.  Fractional shares of Costamare Bulkers Common Stock will not be distributed in the Distribution nor credited to book-entry accounts.  The Agent and Costamare shall, as soon as practicable after the Distribution Date, (a) determine the number of whole shares and fractional shares of Costamare Bulkers Common Stock allocable to each Record Holder and (b) aggregate all fractional shares of Costamare Bulkers Common Stock into whole shares and sell the whole shares obtained thereby in open market transactions at then prevailing trading prices on behalf of holders who would otherwise be entitled to fractional share interests.  Costamare shall cause the Agent to, as soon as practicable after the Distribution Date, distribute to each such holder, or for the benefit of each beneficial owner, such holder’s or owner’s ratable share of the net proceeds of such sale, based upon the average gross selling price per share of Costamare Bulkers Common Stock after making appropriate deductions for any amount required to be withheld under applicable Tax Law and less any brokers’ charges, commissions or Transfer Taxes.  The Agent, in its sole discretion, will determine the timing and method of selling such fractional shares of Costamare Bulkers Common Stock which have been aggregated into whole shares, the selling price of such fractional shares and the broker dealer through which such fractional shares will be sold; provided, however, that the designated broker dealer is not an Affiliate of Costamare or Costamare Bulkers.  Neither Costamare nor Costamare Bulkers will pay any interest on the proceeds from the sale of fractional shares of Costamare Bulkers Common Stock.

SECTION 5.03.          Sole Discretion of Costamare.  Costamare shall, in its sole and absolute discretion, determine the Record Date, the Distribution Date and all terms of the Distribution, including the form, structure and terms of any transactions or offerings to effect the Distribution and the timing of and conditions to the consummation thereof.  In addition, and notwithstanding anything to the contrary set forth below, Costamare may at any time and from time to time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution, including by accelerating or delaying the timing of the consummation of all or part of the Distribution.

SECTION 5.04.          Withholding.  (a)  Notwithstanding anything in this Agreement to the contrary, if Costamare is required to withhold any amount otherwise distributable to a Record Holder in the Distribution under applicable Tax Law, Costamare, the Agent or any Person that is a withholding agent under applicable Law shall be entitled to deduct and withhold the amount required to be withheld (“Required Withholding Amount”) by (i) reducing to cash, in accordance with Section 5.04(b), a sufficient portion of the Costamare Bulkers Common Stock that such Record Holder would otherwise receive in the Distribution or (ii) withholding from other property held in such Record Holder’s account with the withholding agent. Any amount so withheld shall be paid over to the applicable Governmental Authority in the manner prescribed by applicable Law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Record Holders in respect of which such deduction and withholding was made.

(b)          Costamare shall be entitled to direct the Agent or any withholding agent, as applicable, to sell the number of Costamare Bulkers Common Stock otherwise distributable to the Record Holder that is sufficient to cover the Required Withholding Amount in the open market at the then prevailing trading prices on behalf of such Record Holder (with the Agent or the withholding agent, as applicable, in its sole and absolute discretion, determining when, how and through which broker and at what price to make such sales) and to use the proceeds from such sale to withhold the Required Withholding Amount, after deducting any applicable Transfer Taxes and the costs and expenses of such sale, including brokers fees and commissions; provided that, if there is any remaining amount after the application of the proceeds, such remaining amount shall be distributed to the Record Holder in respect of which the Required Withholding Amount was withheld.

ARTICLE VI

Mutual Releases; Indemnification; Litigation

SECTION 6.01.          Release of Pre-Distribution Claims.  (a)  Except as provided in Section 6.01(d) or elsewhere in this Agreement or in the Ancillary Agreements, effective as of the Distribution or, with respect to any Liabilities of CBI, as of the time of the CBI Purchase, Costamare Bulkers does hereby, for itself and each other member of the Costamare Bulkers Group, their respective Affiliates, and to the extent it may legally do so, successors and assigns and all Persons who at any time on or prior to the Distribution have been shareholders, directors, officers, agents or employees of any member of the Costamare Bulkers Group (in each case, in their respective capacities as such), remise, release and forever discharge Costamare and the other members of the Costamare Group, their respective Affiliates, successors and assigns, and all Persons who at any time on or prior to the Distribution have been shareholders, directors, officers, agents or employees of any member of the Costamare Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Costamare Bulkers Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur, or alleged to have occurred, or to have failed to occur, or any conditions existing or alleged to have existed on or before the Distribution, including in connection with the Spin-Off and all other activities to implement the Spin-Off.  This Section 6.01(a) shall not affect Costamare’s indemnification obligations with respect to Liabilities arising on or before the Distribution Date under Article XI of its First Amended and Restated Bylaws, as in effect on the date on which the event or circumstances giving rise to such indemnification obligation occur.

(b)          Except as provided in Section 6.01(d) or elsewhere in this Agreement or in the Ancillary Agreements, effective as of the Distribution, Costamare does hereby, for itself and each other member of the Costamare Group, their respective Affiliates, and to the extent it may legally do so, successors and assigns and all Persons who at any time on or prior to the Distribution have been shareholders, directors, officers, agents or employees of any member of the Costamare Group (in each case, in their respective capacities as such), remise, release and forever discharge Costamare Bulkers and the other members of the Costamare Bulkers Group, their respective Affiliates, successors and assigns, and all Persons who at any time on or prior to the Distribution have been shareholders, directors, officers, agents or employees of any member of the Costamare Bulkers Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Costamare Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, or any conditions existing or alleged to have existed on or before the Distribution, including in connection with the Spin-Off and all other activities to implement the Spin-Off.

(c)          The Parties expressly understand and acknowledge that it is possible that unknown losses or claims exist or might come to exist or that present losses may have been underestimated in amount, severity, or both.  Accordingly, the Parties are deemed expressly to understand and acknowledge any federal or state law or right, rule or legal principle of the State of Delaware which provides that: A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH A CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN SUCH CREDITOR’S FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY SUCH CREDITOR MUST HAVE MATERIALLY AFFECTED SUCH CREDITOR’S SETTLEMENT WITH A DEBTOR.  The Parties are hereby deemed to agree that any such or similar federal or state laws or rights, rules or legal principles of the State of Delaware or any other jurisdiction that may be applicable herein, including the Republic of the Marshall Islands, are hereby knowingly and voluntarily waived and relinquished with respect to the releases in Section 6.01(a) and (b).

(d)          Nothing contained in Section 6.01(a) or (b) shall impair any right of any Person to enforce this Agreement, any Ancillary Agreement or any Intercompany Agreement or Intercompany Account that is specified in Section 2.02(b) not to terminate as of the Distribution, in each case in accordance with its terms. Nothing contained in Section 6.01(a) or (b) shall release:

(i)           any Person from any Liability provided in or resulting from any Contract among any members of the Costamare Group or the Costamare Bulkers Group that is specified in Section 2.02(b) as not to terminate as of the Distribution, or any other Liability specified in such Section 2.02(b) as not to terminate as of the Distribution;

(ii)          any Person from any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any Ancillary Agreement;

(iii)         any Person from any Liability provided in or resulting from any other Contract that is entered into after the Distribution between one Party (or a member of such Party’s Group), on the one hand, and the other Party (or a member of such Party’s Group), on the other hand;

(iv)         any Person from any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement or any Ancillary Agreement for claims brought against the Parties, the members of their respective Groups or any of their respective directors, officers, employees or agents, by third Persons, which Liability shall be governed by the provisions of this Article VI or, if applicable, the appropriate provisions of the relevant Ancillary Agreement;

(v)          any Person from any Liability the release of which would result in the release of any Person not otherwise intended to be released pursuant to this Section 6.01; or

(vi)         any Persons (other than each member of the Costamare Group and its successors and assigns and each member of the Costamare Bulkers Group and its successors and assigns) that at any time prior to the Distribution have been current or former shareholders, directors, officers, employees or agents of any member of the Costamare Group or any member of the Costamare Bulkers Group (in each case, in their respective capacities as such), or their respective heirs, executors, administrators, successors and assigns, from any and all Costamare Liabilities or Costamare Bulkers Liabilities whatsoever, whether at Law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of Law or otherwise.

In addition, nothing contained in Section 6.01(a) shall release: (A) Costamare from indemnifying any director, officer or employee of the Costamare Bulkers Group who was a director, officer or employee of Costamare or any of its Affiliates on or prior to the Distribution, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the Costamare Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a Costamare Bulkers Liability, Costamare Bulkers shall indemnify Costamare for such Liability (including Costamare’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article VI; and (B) Costamare Bulkers from indemnifying any director, officer or employee of the Costamare Group who was a director, officer or employee of Costamare or any of its Affiliates on or prior to the Distribution, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification from a member of the Costamare Bulkers Group pursuant to then-existing obligations, it being understood that if the underlying obligation giving rise to such Action is a Costamare Liability, Costamare shall indemnify Costamare Bulkers for such Liability (including Costamare Bulkers’ costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article VI.

(e)          Costamare Bulkers shall not make, and shall not permit any other member of the Costamare Bulkers Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Costamare or any other member of the Costamare Group, or any other Person released pursuant to Section 6.01(a), with respect to any Liabilities released pursuant to Section 6.01(a).  Costamare shall not make, and shall not permit any other member of the Costamare Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against Costamare Bulkers or any other member of the Costamare Bulkers Group, or any other Person released pursuant to Section 6.01(b), with respect to any Liabilities released pursuant to Section 6.01(b).

(f)          It is the intent of each of Costamare and Costamare Bulkers, by virtue of the provisions of this Section 6.01, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring, or failing to occur, or alleged to have occurred, or to have failed to occur, and all conditions existing or alleged to have existed on or before the Distribution Date, between or among Costamare Bulkers or any other member of the Costamare Bulkers Group, on the one hand, and Costamare or any other member of the Costamare Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Distribution Date), except as expressly set forth in Section 6.01(d) or elsewhere in this Agreement or in any Ancillary Agreement.  At any time, at the request of the other Party, each Party shall cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.

SECTION 6.02.          Indemnification by Costamare Bulkers.  Subject to Section 6.04, Costamare Bulkers shall indemnify, defend and hold harmless Costamare, each other member of the Costamare Group and each of their respective former and current directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Costamare Indemnitees”), from and against any and all Liabilities of the Costamare Indemnitees relating to, arising out of or resulting from any of the following items (without duplication):

(a)          the Costamare Bulkers Liabilities, including the failure of Costamare Bulkers or any other member of the Costamare Bulkers Group or any other Person to pay, perform or otherwise promptly discharge any Costamare Bulkers Liability in accordance with its terms;

(b)          any breach by Costamare Bulkers or any other member of the Costamare Bulkers Group of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate or conflicting indemnification therein (which shall be controlling); and

(c)          any breach by Costamare Bulkers of any of the representations and warranties made by Costamare Bulkers on behalf of itself and the members of the Costamare Bulkers Group in Section 13.01(c).

SECTION 6.03.          Indemnification by Costamare.  Subject to Section 6.04, Costamare shall indemnify, defend and hold harmless Costamare Bulkers, each other member of the Costamare Bulkers Group and each of their respective former and current directors, officers and employees, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Costamare Bulkers Indemnitees”), from and against any and all Liabilities of the Costamare Bulkers Indemnitees relating to, arising out of or resulting from any of the following items (without duplication):

(a)          the Costamare Liabilities, including the failure of Costamare or any other member of the Costamare Group or any other Person to pay, perform or otherwise promptly discharge any Costamare Liability in accordance with its terms;

(b)          any breach by Costamare or any other member of the Costamare Group of this Agreement or any Ancillary Agreement unless such Ancillary Agreement expressly provides for separate or conflicting indemnification therein (which shall be controlling); and

(c)          any breach by Costamare of any of the representations and warranties made by Costamare on behalf of itself and the members of the Costamare Group in Section 13.01(c).

SECTION 6.04.          Indemnification Obligations Net of Insurance Proceeds and Third-Party Proceeds.  (a)  The Parties intend that any Liability subject to indemnification or reimbursement pursuant to this Agreement will be net of (i) Insurance Proceeds that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability, (ii) other amounts recovered from any third party (net of any out-of-pocket costs or expenses incurred in, or Taxes imposed with respect to, the collection thereof) that actually reduce the amount of, or are paid to the applicable Indemnitee in respect of, such Liability and (iii)  any cash Tax benefit actually realized by the Indemnitee as a result of the incurrence of the Liability in respect of which the Indemnity Payment is made during the taxable year of such incurrence determined on a “with-and-without” basis, and increased by any cash Tax cost actually incurred by the Indemnitee from the receipt of the indemnity payment during the taxable year of such receipt determined on a “with-and-without” basis (“Third-Party Proceeds”).  Accordingly, the amount that either Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or reimbursement pursuant to this Agreement (an “Indemnitee”) will be reduced by any Insurance Proceeds or Third-Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee from a third party in respect of the related Liability.  If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Liability (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third-Party Proceeds in respect of such Liability, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if such Insurance Proceeds or Third-Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b)          An insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or have any subrogation rights with respect thereto by virtue of the indemnification provisions hereof, it being expressly understood and agreed that no insurer or any other third party shall be entitled to a “wind-fall” (i.e., a benefit to which an insurer or any other third party would not be entitled to receive in the absence of the indemnification provisions) by virtue of the indemnification provisions hereof.  Subject to Section 6.13, each member of the Costamare Group and Costamare Bulkers Group shall use reasonable best efforts to seek to collect or recover any Insurance Proceeds and any Third-Party Proceeds to which such Person is entitled in connection with any Liability for which such Person seeks indemnification pursuant to this Article VI; provided, however, that such Person’s inability to collect or recover any such Insurance Proceeds or Third-Party Proceeds shall not limit the Indemnifying Party’s obligations hereunder.

SECTION 6.05.          Treatment of Indemnity Payments.  Except as otherwise required by applicable Law or a Determination, the Parties agree to treat (i) any indemnity payment made by Costamare Bulkers to the Costamare Indemnitees as a distribution from Costamare Bulkers to Costamare immediately prior to the Distribution and (ii) any indemnity payment made by Costamare to the Costamare Bulkers Indemnitees as a contribution from Costamare to Costamare Bulkers immediately prior to the Distribution.

SECTION 6.06.          Procedures for Indemnification of Third-Party Claims.

(a)  If an Indemnitee shall receive notice or otherwise learn of a Third-Party Claim with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to this Agreement or any Ancillary Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as reasonably practicable, but no later than 30 days after becoming aware of such Third-Party Claim.  Any such notice shall describe the Third-Party Claim in reasonable detail and include copies of all notices and documents (including demand letters and motions, pleadings and other court papers) received by the Indemnitee relating to the Third-Party Claim.  Notwithstanding the foregoing, the failure of any Indemnitee or other Person to give notice as provided in this Section 6.06(a) shall not relieve the Indemnifying Party from which indemnification hereunder is sought of its obligations under this Article VI, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice in accordance with this Section 6.06(a).

(b)          The Indemnifying Party shall have the right, exercisable by written notice to the Indemnitee within 30 days after receipt of notice from an Indemnitee in accordance with Section 6.06(a) (or sooner, if the nature of such Third-Party Claim so requires), to assume and conduct the defense of such Third-Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee; provided, however, that (x) the management of a Mixed Action shall be determined in accordance with Section 6.13(c) and (y) the Indemnifying Party shall not have the right to control the defense of any Third-Party Claim (i) to the extent such Third-Party Claim seeks criminal penalties or injunctive or other equitable relief (other than any such injunctive or other equitable relief that is solely incidental to the granting of money damages) or (ii) if the Indemnitee has reasonably determined in good faith that the Indemnifying Party controlling such defense will affect the Indemnitee or its Group in a materially adverse manner.

(c)          If the Indemnifying Party elects not to assume the defense of a Third-Party Claim (or is not permitted to assume the defense of such Third-Party Claim) in accordance with this Agreement, or fails to notify an Indemnitee of its election as provided in Section 6.06(b), such Indemnitee may defend such Third-Party Claim. If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnitees shall, subject to the terms of this Agreement, cooperate with the Indemnifying Party with respect to the defense of such Third-Party Claim.

(d)          If the Indemnifying Party elects (and is permitted) to assume the defense of a Third-Party Claim in accordance with the terms of this Agreement, the Indemnifying Party will not be liable for any additional legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third-Party Claim; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, or the nature of such Third-Party Claim changes such that the Indemnifying Party would no longer be entitled to assume the defense of such Third-Party Claim pursuant to Section 6.06(b), the Indemnitee may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses paid or incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, shall have the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third-Party Claim that the other is defending as provided in this Agreement. In the event, however, that such Indemnitee reasonably determines that representation by counsel to the Indemnifying Party of both such Indemnifying Party and the Indemnitee could reasonably be expected to present such counsel with a conflict of interest, then the Indemnitee may employ separate counsel to represent or defend it in any such action or proceeding and the Indemnifying Party will pay the reasonable fees and expenses of such counsel.

(e)          No Indemnifying Party shall consent to entry of any judgment or enter into any settlement of any Third-Party Claim without the consent of the applicable Indemnitee or Indemnitees; provided, however, that such consent shall not be required if the judgment or settlement: (i) contains no finding or admission of Liability with respect to any such Indemnitee or Indemnitees; (ii) involves only monetary relief which the Indemnifying Party has agreed to pay; and (iii) includes a full and unconditional release of the Indemnitee or Indemnitees. Notwithstanding the foregoing, the consent of an Indemnitee (not to be unreasonably withheld, conditioned or delayed) shall be required for any entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against such Indemnitee.

(f)          Whether or not the Indemnifying Party assumes the defense of a Third-Party Claim, no Indemnitee shall admit any liability with respect to, or settle, compromise or discharge, such Third-Party Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

SECTION 6.07.          Additional Matters.  (a)  Any claim on account of a Liability that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the Indemnifying Party from which indemnification hereunder is sought.  Any failure by an Indemnitee to give notice shall not relieve the Indemnifying Party’s indemnification obligations under this Agreement, except to the extent that the Indemnifying Party shall have been actually prejudiced by such failure.  Such Indemnifying Party shall have a period of 60 days after the receipt of such notice within which to respond thereto.  If such Indemnifying Party does not respond within such 60-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment.  If such Indemnifying Party does not respond within such 60-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such Party as contemplated by this Agreement.

(b)          In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to, and shall stand in the place of, such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person.  Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(c)          In the event of an Action with respect to which indemnification may be sought hereunder and in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant.  If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in Section 6.13, and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts fees and all other external expenses), the costs of any judgment or settlement and the cost of any interest or penalties relating to any judgment or settlement.

(d)          If (i) a Party incurs any Liability arising out of this Agreement or any Ancillary Agreement; (ii) an adequate legal or equitable remedy is not available for any reason against the other Party to satisfy the Liability incurred by the incurring Party; and (iii) a legal or equitable remedy may be available to the other Party against a third party for such Liability, then the other Party shall use its commercially reasonable efforts to cooperate with the incurring Party, at the incurring Party’s expense, to permit the incurring Party to obtain the benefits of such legal or equitable remedy against such third party.

SECTION 6.08.          Right to Contribution.  (a)  If any right of indemnification contained in Section 6.02 or Section 6.03 is held unenforceable or is unavailable for any reason, or is insufficient to hold harmless any Indemnitee in respect of any Liability for which such Indemnitee is entitled to indemnification hereunder, then the Indemnifying Party shall contribute to the amounts paid or payable by any Indemnitees as a result of such Liability (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the members of its Group, on the one hand, and such Indemnitee and any other Indemnitees entitled to contribution in respect of such Liability, on the other hand, as well as any other relevant equitable considerations.

(b)          Solely for purposes of determining relative fault pursuant to this Section 6.08: (i) any fault associated with the business conducted with Costamare Bulkers Assets or the Costamare Bulkers Liabilities (except for the gross negligence or willful misconduct of a member of the Costamare Group) or with the ownership, operation or activities of the Costamare Bulkers Business prior to the Distribution shall be deemed to be the fault of Costamare Bulkers and the other members of the Costamare Bulkers Group, and no such fault shall be deemed to be the fault of Costamare or any other member of the Costamare Group; and (ii) any fault associated with the business conducted with Costamare Assets or the Costamare Liabilities (except for the gross negligence or willful misconduct of a member of the Costamare Bulkers Group) shall be deemed to be the fault of Costamare and the other members of the Costamare Group, and no such fault shall be deemed to be the fault of Costamare Bulkers or any other member of the Costamare Bulkers Group.

SECTION 6.09.          Remedies Cumulative.  The remedies provided in this Article VI shall be cumulative and, subject to the provisions of Section 6.11 and Article XII, shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

SECTION 6.10.          Survival of Indemnities.  The rights and obligations of each of Costamare and Costamare Bulkers and their respective Indemnitees under this Article VI shall survive the sale or other transfer by any Party or its Affiliates of any Assets or businesses or the assignment by it of any Liabilities.

SECTION 6.11.          Limitation on Liability.  Except as may expressly be set forth in this Agreement, none of Costamare, Costamare Bulkers or any other member of either Group shall in any event have any Liability to the other or to any other member of the other’s Group, or to any other Costamare Indemnitee or Costamare Bulkers Indemnitee, as applicable, under this Agreement (i) with respect to any matter to the extent that the Party seeking indemnification has engaged in any violation of Law or fraud in connection therewith or (ii) for any indirect, special, punitive or consequential damages not reasonably foreseeable (except to the extent actually payable to a third party not affiliated with any member of the Costamare Group or the Costamare Bulkers Group, as applicable), whether or not caused by or resulting from negligence or breach of obligations hereunder.  Notwithstanding the foregoing, nothing in this Section 6.11 shall limit the Liability of Costamare, Costamare Bulkers or any other member of either Group to the other or to any other member of the other’s Group, or to any other Costamare Indemnitee or Costamare Bulkers Indemnitee, as applicable, with respect to breaches of Section 7.01, Section 7.04, Section 7.05, Section 7.07 or Section 7.09.

SECTION 6.12.          Covenant Not to Sue.  Each Party hereby covenants and agrees that none of it, the members of such Party’s Group or any Person claiming on behalf of such Party or such Group shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any Governmental Authority, alleging that: (a) the assumption of any Costamare Bulkers Liabilities by Costamare Bulkers or any other member of the Costamare Bulkers Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; (b) the retention of any Costamare Liabilities by Costamare or any other member of the Costamare Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; or (c) the provisions of this Article VI are void or unenforceable for any reason.

SECTION 6.13.          Management of Actions.  This Section 6.13 shall govern the management and direction of pending and future Actions in which members of the Costamare Group or the Costamare Bulkers Group are named as parties, but shall not alter the allocation of Liabilities set forth in Article II unless otherwise expressly set forth in this Section 6.13.

(a)          From and after the Distribution, the Costamare Bulkers Group shall direct the defense or prosecution of any Actions that constitute only Costamare Bulkers Liabilities or involve only Costamare Bulkers Assets.

(b)          From and after the Distribution, the Costamare Group shall direct the defense or prosecution of any Actions that constitute only Costamare Liabilities or involve only Costamare Assets.

(c)          From and after the Distribution, the Parties shall separately but cooperatively manage (whether as co-defendants or co-plaintiffs) any Actions that constitute both a Costamare Asset or Costamare Liability, on the one hand, and a Costamare Bulkers Asset or a Costamare Bulkers Liability, on the other hand (such Actions in clauses (i) and (ii), the “Mixed Actions”).  The Parties shall cooperate in good faith and take all reasonable actions to provide for any appropriate joinder or change in named parties to such Mixed Actions such that the appropriate member of each Party or Group is party thereto. The Parties shall reasonably cooperate and consult with each other, and to the extent permissible and necessary or advisable, maintain a joint defense in a manner that would preserve for both Parties and their respective Affiliates any attorney-client privilege, joint defense or other privilege with respect to any Mixed Action.  Notwithstanding anything to the contrary herein, the Parties may jointly retain counsel (in which case the cost of counsel shall be shared equally by the Parties) or retain separate counsel (in which case each Party will bear the cost of its separate counsel) with respect to any Mixed Action; provided that the Parties shall bear their own discovery costs and shall share equally joint litigation costs.  In any Mixed Action, each of Costamare and Costamare Bulkers may pursue separate defenses, claims, counterclaims or settlements to those claims relating to the Costamare Business or the Costamare Bulkers Business, respectively; provided that each Party shall in good faith make reasonable best efforts to avoid adverse effects on the other Party.

(d)          To the maximum extent permitted by applicable Law, the rights to recovery of each Party’s Subsidiaries in respect of any past, present or future Action are hereby delegated to such Party. It is the intent of the Parties that the foregoing delegation shall satisfy any Law requiring such delegation to be effected pursuant to a power of attorney or similar instrument. The Parties and their respective Subsidiaries shall execute such further instruments or documents as may be necessary to effect such delegation.

SECTION 6.14.          Settlement of Actions.  No Party managing an Action (the “Managing Party”) pursuant to Section 6.13 shall consent to entry of any judgment or enter into any settlement of any such Action without the prior written consent of the other Party (the “Non-Managing Party”) (not to be unreasonably withheld, conditioned or delayed); provided, however, that such Non-Managing Party, including, in the case of a Mixed Action, any co-defendant or co-plaintiff, shall be required to consent to such entry of judgment or to such settlement that the Managing Party may recommend if the judgment or settlement: (i) contains no finding or admission of any violation of Law or any violation of the rights of any Person; (ii) involves only monetary relief which the Managing Party has agreed to pay; and (iii) includes a full and unconditional release of the Non-Managing Party and its applicable related Persons.  Notwithstanding the foregoing, in no event shall a Non-Managing Party be required to consent to an entry of judgment or settlement if the effect thereof is to permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against any member of the Non-Managing Party’s Group (other than the determination of equitable relief incidental to the granting of monetary relief).

ARTICLE VII

Access to Information; Privilege; Confidentiality

SECTION 7.01.          Agreement for Exchange of Information; Archives.

(a)  Except in the case of an Adversarial Action or threatened Adversarial Action, and subject to Section 7.01(b), each of Costamare and Costamare Bulkers, on behalf of its respective Group, shall provide, or cause to be provided, to the other Party, at any time after the Distribution, as soon as reasonably practicable after written request therefor, any Information relating to time periods on or prior to the Distribution Date in the possession or under the control of such respective Group, which Costamare or Costamare Bulkers, or any member of its respective Group, as applicable, reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on Costamare or Costamare Bulkers, or any other member of its respective Group, as applicable (including under applicable securities Laws), by any national securities exchange or any Governmental Authority having jurisdiction over Costamare or Costamare Bulkers, or any other member of its respective Group, as applicable, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement or any Ancillary Agreement.  The receiving Party shall use any Information received pursuant to this Section 7.01(a) solely to the extent reasonably necessary to satisfy the applicable obligations or requirements described in clause (i), (ii) or (iii) of the immediately preceding sentence.

(b)          In the event that either Costamare or Costamare Bulkers determines that the disclosure of any Information pursuant to Section 7.01(a) could be commercially detrimental, violate any Law or Contract or waive or jeopardize any attorney-client privilege, attorney work product protection or other similar privilege or doctrine, such Party shall not be required to provide access to or furnish such Information to the other Party; provided, however, that both Costamare and Costamare Bulkers shall take all commercially reasonable measures to permit compliance with Section 7.01(a) in a manner that avoids any such harm or consequence.  Both Costamare and Costamare Bulkers intend that any provision of access to or the furnishing of Information pursuant to this Section 7.01 that would otherwise be within the ambit of any legal privilege shall not operate as waiver of such privilege.

(c)          Each of Costamare Bulkers and Costamare agrees, on behalf of itself and each member of the Group of which it is a member, not to disclose or otherwise waive any privilege or protection attaching to any privileged Information relating to a member of the other Group or relating to or arising in connection with the relationship between the Groups at or prior to the Distribution, without providing prompt written notice to and obtaining the prior written consent of the other (not to be unreasonably withheld, conditioned or delayed).

(d)          Costamare and Costamare Bulkers each agree, on behalf of itself and each member of its respective Group, that it will only process personal data provided to it by the other Group in accordance with all applicable privacy and data protection law obligations (including, to the extent copies of the applicable privacy policies have been provided by one Party to the other, any applicable privacy policies of the Costamare Bulkers Group or the Costamare Group, as the case may be) and will implement and maintain at all times appropriate technical and organizational measures to protect such personal data against unauthorized or unlawful processing and accidental loss, destruction, damage, alteration and disclosure.  In addition, each Party agrees to provide reasonable assistance to the other Party in respect of any obligations under privacy and data protection legislation affecting the disclosure of such personal data to the other Party and will not knowingly process such personal data in such a way as to cause the other Party to violate any of its obligations under any applicable privacy and data protection legislation.

SECTION 7.02.          Ownership of Information.  Any Information owned by one Group that is provided to the requesting Party hereunder shall be deemed to remain the property of the providing Party.  Except as specifically set forth herein or in any Ancillary Agreement, nothing herein shall be construed as granting or conferring rights of license or otherwise in any such Information.

SECTION 7.03.          Compensation for Providing Information.  Costamare and Costamare Bulkers shall reimburse each other for the reasonable costs, if any, in complying with a request for Information pursuant to this Article VII (whether or not such Information was a Costamare Bulkers Asset or a Costamare Asset).  Except as may be otherwise specifically provided elsewhere in this Agreement, such costs shall be computed in accordance with Costamare Bulkers’ or Costamare’s, as applicable, standard methodology and procedures, but shall not include any mark-up above actual costs.

SECTION 7.04.          Record Retention.  To facilitate the possible exchange of Information pursuant to this Article VII and other provisions of this Agreement, each Party shall use its reasonable best efforts to retain all Information in such Party’s possession relating to the other Party or its businesses, Assets or Liabilities, this Agreement or the Ancillary Agreements in accordance with its respective record retention policies as in effect on the date hereof or such longer period as required by Law, this Agreement or the Ancillary Agreements.  Each of Costamare and Costamare Bulkers shall use its reasonable best efforts to maintain and continue their respective Group’s compliance with all “litigation holds” applicable to any Information in its possession for the pendency of the applicable matter.

SECTION 7.05.          Accounting Information.  Without limiting the generality of Section 7.01 but subject to Section 7.01(b):

(a)          Until the end of the first full fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards or as required by Law for Costamare to prepare consolidated financial statements or complete a financial statement audit for any period during which the financial results of the Costamare Bulkers Group were consolidated with those of Costamare), Costamare Bulkers shall use its reasonable best efforts to enable and assist Costamare to meet its timetable for preparation of its financial statements and to enable and assist Costamare’s auditors to timely complete their annual audit and quarterly reviews of financial statements.  As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (i) Costamare Bulkers shall authorize and direct its auditors to make available to Costamare’s auditors, within a reasonable time prior to the date of Costamare’s auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Costamare Bulkers and (y) work papers to the extent related to such annual audits and quarterly reviews, to enable and assist Costamare’s auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Costamare Bulkers’ auditors as it relates to Costamare’s auditors’ opinion or report and (ii) until all governmental audits are complete, Costamare Bulkers shall provide reasonable access during normal business hours for Costamare’s internal auditors, counsel and other designated representatives to (x) the premises of Costamare Bulkers and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of Costamare Bulkers and its Subsidiaries and (y) the officers and employees of Costamare Bulkers and its Subsidiaries, so that Costamare may conduct reasonable audits relating to the financial statements provided by Costamare Bulkers and its Subsidiaries; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the Costamare Bulkers Group.

(b)          Until the end of the first full fiscal year occurring after the Distribution Date (and for a reasonable period of time afterwards or as required by Law), Costamare shall use its reasonable best efforts to enable and assist Costamare Bulkers to meet its timetable for dissemination of its financial statements and to enable and assist Costamare Bulkers’ auditors to timely complete their annual audit and quarterly reviews of financial statements.  As part of such efforts, to the extent reasonably necessary for the preparation of financial statements or completing an audit or review of financial statements or an audit of internal control over financial reporting, (i) Costamare shall authorize and direct its auditors to make available to Costamare Bulkers’ auditors, within a reasonable time prior to the date of Costamare Bulkers’ auditors’ opinion or review report, both (x) the personnel who performed or will perform the annual audits and quarterly reviews of Costamare and (y) work papers related to such annual audits and quarterly reviews, to enable and assist Costamare Bulkers’ auditors to perform any procedures they consider reasonably necessary to take responsibility for the work of Costamare’s auditors as it relates to Costamare Bulkers’ auditors’ opinion or report and (ii) until all governmental audits are complete, Costamare shall provide reasonable access during normal business hours for Costamare Bulkers’ internal auditors, counsel and other designated representatives to (x) the premises of Costamare and its Subsidiaries and all Information (and duplicating rights) within the knowledge, possession or control of Costamare and its Subsidiaries and (y) the officers and employees of Costamare and its Subsidiaries, so that Costamare Bulkers may conduct reasonable audits relating to the financial statements provided by Costamare and its Subsidiaries; provided, however, that such access shall not be unreasonably disruptive to the business and affairs of the Costamare Group.

(c)          In order to enable the principal executive officer(s) and principal financial officer(s) (as such terms are defined in the rules and regulations of the Commission) of Costamare to make any certifications required of them under Section 302 or 906 of the Sarbanes-Oxley Act of 2002, Costamare Bulkers shall, within a reasonable period of time following a request from Costamare in anticipation of filing such reports, cause its principal executive officer(s) and principal financial officer(s) to provide Costamare with certifications of such officers in support of the certifications of Costamare’s principal executive officer(s) and principal financial officer(s) required under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 with respect to Costamare’s Annual Report on Form 20-F filed with respect to the fiscal year during which the Distribution Date occurs.  Such certifications shall be provided in substantially the same forms and manners as such Costamare Bulkers officers provided prior to the Distribution (reflecting any changes in certifications necessitated by the Spin-Off or any other transactions related thereto) or as otherwise agreed upon between Costamare and Costamare Bulkers.

SECTION 7.06.          Limitations of Liability.  (a)  Each of Costamare (on behalf of itself and each other member of the Costamare Group) and Costamare Bulkers (on behalf of itself and each other member of the Costamare Bulkers Group) understands and agrees that neither Party is representing or warranting in any way as to the accuracy or sufficiency of any Information exchanged or disclosed under this Agreement.

(b)          Neither Costamare nor Costamare Bulkers shall have any Liability to the other Party in the event that any Information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or that is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the providing Person.  Neither Costamare nor Costamare Bulkers shall have any Liability to the other Party if any Information is destroyed after reasonable best efforts by Costamare Bulkers or Costamare, as applicable, to comply with the provisions of Section 7.04.

SECTION 7.07.          Production of Witnesses; Records; Cooperation.

(a)  Without limiting any of the rights or obligations of the Parties pursuant to Section 7.01 or Section 7.04, after the Distribution Date and until the first anniversary thereof, except in the case of an Adversarial Action or threatened or contemplated Adversarial Action, each of Costamare and Costamare Bulkers shall use their reasonable best efforts to make available, upon written request, (i) the former, current and future directors, officers, employees, other personnel and agents of the Persons in its respective Group (whether as witnesses or otherwise) and (ii) any books, records or other documents within its control or that it otherwise has the ability to make available, in each case, to the extent that such Person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action, Commission comment or review or threatened or contemplated Action, Commission comment or review (including preparation for any such Action, Commission comment or review) in which either Costamare or Costamare Bulkers or any Person or Persons in its Group, as applicable, may from time to time be involved, regardless of whether such Action, Commission comment or review or threatened or contemplated Action, Commission comment or review is a matter with respect to which indemnification may be sought hereunder.  The requesting Party shall bear all reasonable out-of-pocket costs and expenses in connection therewith.

(b)          Without limiting the foregoing, Costamare and Costamare Bulkers shall use their reasonable best efforts to reasonably cooperate and consult with each other to the extent reasonably necessary with respect to any Actions or threatened or contemplated Actions (including in connection with preparation for any such Action), other than an Adversarial Action or threatened or contemplated Adversarial Action.

(c)          The obligation of Costamare and Costamare Bulkers to use their reasonable best efforts to make available former, current and future directors, officers, employees and other personnel and agents or provide witnesses and experts pursuant to this Section 7.07 is intended, other than in respect of an Adversarial Action or threatened or contemplated Adversarial Action, to be interpreted in a manner to facilitate cooperation and shall include the obligation to make available employees and other officers without regard to whether such individual or the employer of such individual could assert a possible business conflict.  Without limiting the foregoing, each of Costamare and Costamare Bulkers agrees that neither it nor any Person or Persons in its respective Group will take any adverse action against any employee of its Group based on such employee’s provision of assistance or information to each other pursuant to this Section 7.07.

SECTION 7.08.          Privileged Matters.  (a)  The Parties recognize that legal and other professional services that have been and will be provided prior to the Distribution (whether by outside counsel, in-house counsel or other legal professionals) have been and will be rendered for the collective benefit of each of the members of the Costamare Group and the Costamare Bulkers Group, and that each of the members of the Costamare Group and the Costamare Bulkers Group shall be deemed to be the client with respect to such services for the purposes of asserting all privileges which may be asserted under applicable Law in connection therewith.  The Parties recognize that legal and other professional services will be provided following the Distribution, which services will be rendered solely for the benefit of the Costamare Group or the Costamare Bulkers Group, as the case may be.

(b)         The Parties agree as follows:

(i)          Costamare shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to the Costamare Business and not to the operations of the Costamare Bulkers Business, whether or not the privileged Information is in the possession or under the control of any member of the Costamare Group or any member of the Costamare Bulkers Group.  Costamare shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to any Costamare Assets or Costamare Liabilities and not any Costamare Bulkers Assets or Costamare Bulkers Liabilities in connection with any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the Costamare Group or any member of the Costamare Bulkers Group;

(ii)          Costamare Bulkers shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to the operations of the Costamare Bulkers Business and not to the Costamare Business, whether or not the privileged Information is in the possession or under the control of any member of the Costamare Bulkers Group or any member of the Costamare Group.  Costamare Bulkers shall also be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any privileged Information that relates solely to any Costamare Bulkers Assets or Costamare Bulkers Liabilities and not any Costamare Assets or Costamare Liabilities in connection with any Actions that are now pending or may be asserted in the future, whether or not the privileged Information is in the possession or under the control of any member of the Costamare Bulkers Group or any member of the Costamare Group; and

(iii)        if the Parties do not agree as to whether certain information is privileged Information, then such Information shall be treated as privileged Information, and the Party that believes in good faith that such information is privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such information until such time as it is finally judicially determined that such information is not privileged Information or unless the Parties otherwise agree.

(c)          Subject to the remaining provisions of this Section 7.08, the Parties agree that they shall have shared privilege or immunity with respect to all privileges and immunities not allocated pursuant to Section 7.08(b) in connection with any Actions or threatened or contemplated Actions or other matters that involve both Parties (or one or more members of their respective Groups) and in respect of which both Parties have Liabilities under this Agreement.  Upon the reasonable request of Costamare or Costamare Bulkers, in connection with any Action or threatened or contemplated Action contemplated by this Article VII, other than any Adversarial Action or threatened or contemplated Adversarial Action, Costamare and Costamare Bulkers will enter into a mutually acceptable common interest agreement to maintain to the extent practicable any applicable attorney-client privilege, work product immunity or similar privilege or immunity of any member of either Group.

(d)          If any dispute arises between the Parties or any members of their respective Group regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party or any member of their respective Groups, each Party agrees that it shall (i) negotiate with the other Party in good faith, (ii) endeavor to minimize any prejudice to the rights of the other Party and the members of its Group and (iii) not unreasonably withhold, delay or condition consent to any request for waiver by the other Party.

(e)          Upon receipt by either Party, or by any member of its respective Group, of any subpoena, discovery or other request (or of written notice that it will or has received such subpoena, discovery or other request) that may reasonably be expected to result in the production or disclosure of privileged Information subject to a shared privilege or immunity or as to which the other Party has the sole right hereunder to assert a privilege or immunity, or if either Party obtains knowledge or becomes aware that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests (or have received written notice that they will or have received such subpoena, discovery or other requests) that may reasonably be expected to result in the production or disclosure of such privileged Information, such Party shall promptly notify the other Party of the existence of any such subpoena, discovery or other request and shall provide the other Party a reasonable opportunity to review the privileged Information and to assert any rights it or they may have, under this Section 7.08 or otherwise, to prevent the production or disclosure of such privileged Information; provided that if such Party is prohibited by applicable Law from disclosing the existence of such subpoena, discovery or other request, such Party shall provide written notice of such related information for which disclosure is not prohibited by applicable Law and use reasonable best efforts to inform the other Party of any related information such Party reasonably determines is necessary or appropriate for the other Party to be informed of to enable the other Party to review the privileged Information and to assert its rights, under this Section 7.08 or otherwise, to prevent the production or disclosure of such privileged Information.

(f)          The Parties agree that their respective rights to any access to Information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of privileged Information between the Parties and members of their respective Groups pursuant to this Agreement, shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.  The Parties further agree that (i) the exchange by one Party to the other Party of any Information that should not have been exchanged pursuant to the terms of Section 7.09 shall not be deemed to constitute a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise with respect to such privileged Information and (ii) the Party receiving such privileged Information shall promptly return such privileged Information to the Party who has the right to assert the privilege or immunity.

SECTION 7.09.          Confidential Information.  (a)  Each of Costamare and Costamare Bulkers, on behalf of itself and each Person in its respective Group, shall hold, and cause its respective directors, officers, employees, agents, accountants, subcontractors, counsel and other advisors and representatives to hold, in strict confidence, and not release or disclose, and protect with at least the same degree of care, but no less than a reasonable degree of care, that it applies to its own confidential and proprietary Information pursuant to policies in effect as of the Distribution Date, all Information concerning the other Group or its business that is either in its possession (including Information in its possession prior to the Distribution) or furnished by the other Group or its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives at any time pursuant to this Agreement, and shall not use any such Information other than for such purposes as shall be expressly permitted hereunder, except, in each case, to the extent that such Information is (i) in the public domain through no fault of any member of the Costamare Group or the Costamare Bulkers Group, as applicable, or any of its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives, (ii) later lawfully acquired from other sources by any of Costamare, Costamare Bulkers or its respective Group, employees, directors or agents, accountants, counsel and other advisors and representatives, as applicable, which sources are not themselves bound by a confidentiality obligation to the knowledge of any of Costamare, Costamare Bulkers or Persons in its respective Group, as applicable, (iii) independently generated after the date hereof without reference to any proprietary or confidential Information of the Costamare Group or the Costamare Bulkers Group, as applicable, or (iv) required to be disclosed by Law; provided, however, that the Person required by Law to disclose such Information gives the applicable Person prompt, and to the extent reasonably practicable and legally permissible, prior notice of such disclosure and an opportunity to contest such disclosure and shall use reasonable best efforts to cooperate, at the expense of the requesting Person, in seeking any reasonable protective arrangements requested by such Person.  In the event that such appropriate protective order or other remedy is not obtained, the Person that is required to disclose such Information shall furnish, or cause to be furnished, only that portion of such Information that is required by Law to be disclosed and shall use reasonable best efforts to ensure that confidential treatment is accorded such Information.  Notwithstanding the foregoing, each of Costamare and Costamare Bulkers may release or disclose, or permit to be released or disclosed, any such Information concerning the other Group to their respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives who need to know such Information (who shall be advised of the obligations hereunder with respect to such Information).

(b)          Without limiting the foregoing, when any Information concerning the other Group or its business is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each of Costamare and Costamare Bulkers, as applicable, will, promptly after the request of the other Party, either return all Information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the other Party, as applicable, that it has destroyed such Information, other than, in each case, any such Information electronically preserved or recorded within any computerized data storage device or component (including any hard-drive or database) pursuant to automatic or routine backup procedures generally accessible only by legal, IT or compliance personnel.

ARTICLE VIII

Insurance

SECTION 8.01.          Maintenance of Insurance.  For the period beginning as of the date hereof and ending on the date immediately prior to the Distribution Date, Costamare shall (i) cause the members of the Costamare Bulkers Group and their respective employees, officers and directors to continue to be covered as insured parties under Costamare’s policies of insurance in a manner which is no less favorable than the coverage provided for the Costamare Group and (ii) permit the members of the Costamare Bulkers Group and their respective employees, officers and directors to submit claims relating to, arising out of or resulting from facts, circumstances, events or matters that occurred prior to the Distribution Date to the extent permitted under such policies.  With respect to any policies currently procured by Costamare Bulkers for the sole benefit of the Costamare Bulkers Group, Costamare Bulkers shall continue to maintain such insurance coverage through the Distribution Date in a manner no less favorable than currently provided.  Except as otherwise expressly permitted in this Article VIII, Costamare and Costamare Bulkers acknowledge that, as of the date immediately prior to the Distribution Date, Costamare intends to take such action as it may deem necessary or desirable to remove the members of the Costamare Bulkers Group and their respective employees, officers and directors as insured parties under any policy of insurance issued to any member of the Costamare Group by any insurance carrier effective as of the date immediately prior to the Distribution Date.  The Costamare Bulkers Group will not be entitled on or following the Distribution Date to make any claims for insurance thereunder to the extent such claims are based upon facts, circumstances, events or matters occurring on or after the Distribution Date or to the extent any claims are made pursuant to any Costamare claims-made policies on or after the Distribution Date.  No member of the Costamare Group shall be deemed to have made any representation or warranty as to the availability of any coverage under any such insurance policy.  Notwithstanding the foregoing, Costamare shall, and shall cause the other members of the Costamare Group to, use reasonable best efforts to take such actions as are necessary to cause all insurance policies of the Costamare Group that as of the date immediately prior to the Distribution Date provide coverage to or with respect to the members of the Costamare Bulkers Group and their respective employees, officers and directors to continue to provide such coverage with respect to acts, omissions or events occurring prior to the Distribution Date in accordance with their terms as if the Distribution had not occurred; provided, however, that in no event shall Costamare be required to extend or maintain coverage under claims-made policies with respect to any claims first made against a member of the Costamare Bulkers Group or first reported to the insurer on or after the Distribution Date.

SECTION 8.02.          Claims Under Costamare Insurance Policies.  (a)  On and after the Distribution Date, the members of each of the Costamare Group and the Costamare Bulkers Group shall have the right to assert Costamare Policy Pre-Separation Insurance Claims and the members of the Costamare Bulkers Group shall have the right to participate with Costamare to resolve Costamare Policy Pre-Separation Insurance Claims under the applicable Costamare insurance policies up to the full extent of the applicable and available limits of liability of such policy.  Costamare or Costamare Bulkers, as the case may be, shall have primary control over those Costamare Policy Pre-Separation Insurance Claims for which the Costamare Group or the Costamare Bulkers Group, respectively, bears the underlying loss, subject to the terms and conditions of the relevant policy of insurance governing such control; provided that only Costamare shall have the authority to settle or otherwise resolve any Costamare Policy Pre-Separation Insurance Claims with the applicable insurer(s), subject, in the case of any Costamare Policy Pre-Separation Insurance Claims for which the Costamare Bulkers Group bears the underlying loss, to the prior written consent of Costamare Bulkers (which consent shall not be unreasonably withheld, conditioned or delayed).  If a member of the Costamare Bulkers Group is unable to assert a Costamare Policy Pre-Separation Insurance Claim because it is no longer an “insured” or “additional insured” under a Costamare insurance policy, then Costamare shall, to the extent permitted by applicable Law and the terms of such insurance policy, assert such claim in its own name and deliver the Insurance Proceeds to Costamare Bulkers.

(b)          With respect to Costamare Policy Pre-Separation Insurance Claims, whether or not known or reported on or prior to the Distribution Date, Costamare Bulkers shall, or shall cause the applicable member of the Costamare Bulkers Group to, report such claims arising from the Costamare Bulkers Business as soon as practicable to each of Costamare and the applicable insurer(s), and Costamare Bulkers shall, or shall cause the applicable member of Costamare Bulkers Group to, individually, and not jointly, assume and be responsible (including, upon the request of Costamare, by reimbursement to Costamare for amounts paid or payable by it) for the reimbursement liability (including any deductible, coinsurance or retention payment) related to its portion of the liability, unless otherwise agreed in writing by Costamare.  Each of Costamare and Costamare Bulkers shall, and shall cause each member of the Costamare Group and Costamare Bulkers Group, respectively, to, cooperate and assist the applicable member of the Costamare Bulkers Group and the Costamare Group, as applicable, with respect to such claims.  The applicable member of the Costamare Bulkers Group shall provide to Costamare any collateral (or a letter of credit the face value of which is an amount equal to the value of such collateral) in respect of the reimbursement obligations as may reasonably be requested by the insurers and, upon the request of Costamare, any other collateral required by the insurers in respect of insurance policies under which Costamare Policy Pre-Separation Insurance Claims may be recoverable based upon Costamare’s reasonable estimate of the proportion of the requested collateral attributable to claims that may be made by the Costamare Bulkers Group.  Costamare agrees that Costamare Policy Pre-Separation Insurance Claims of members of the Costamare Bulkers Group shall receive the same priority as Costamare Policy Pre-Separation Insurance Claims of members of the Costamare Group and be treated equitably in all respects, including in connection with deductibles, retentions and coinsurance.

SECTION 8.03.          Insurance Proceeds.  Any Insurance Proceeds received by the Costamare Group for members of the Costamare Bulkers Group or by the Costamare Bulkers Group for members of the Costamare Group shall be for the benefit, respectively, of the Costamare Bulkers Group and the Costamare Group, as applicable.  Any Insurance Proceeds received for the benefit of both the Costamare Group and the Costamare Bulkers Group shall be distributed pro rata based on the respective share of the underlying loss.

SECTION 8.04.          Claims Not Reimbursed.  Costamare shall not be liable to Costamare Bulkers for claims, or portions of claims, not reimbursed by insurers under any policy for any reason, including coinsurance provisions, deductibles, quota share deductibles, self-insured retentions, bankruptcy or insolvency of any insurance carrier(s), policy limitations or restrictions (including exhaustion of limits), any coverage disputes, any failure to timely file a claim by any member of the Costamare Group or any member of the Costamare Bulkers Group or any defect in such claim or its processing.  In the event that insurable claims of both Costamare and Costamare Bulkers (or the members of their respective Groups) exist relating to the same occurrence, the Parties shall jointly defend and waive any conflict of interest necessary to the conduct of the joint defense and shall not settle or compromise any such claim without the consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed subject to the terms and conditions of the applicable insurance policy).  Nothing in this Section 8.04 shall be construed to limit or otherwise alter in any way the obligations of the Parties, including those created by this Agreement, by operation of Law or otherwise.

SECTION 8.05.          D&O Policies.  (a)  On and after the Distribution Date, Costamare shall not, and shall cause the members of the Costamare Group not to, take any action that would limit the coverage of the individuals who acted as directors, officers or employees of Costamare Bulkers (or members of the Costamare Bulkers Group) prior to the Distribution Date under any directors and officers liability insurance policies or fiduciary liability insurance policies (collectively, “D&O Policies”) maintained by the members of the Costamare Group in respect of claims relating to a period prior to the Distribution Date.  Costamare shall, and shall cause the members of the Costamare Group to, reasonably cooperate with the individuals who acted as directors, officers or employees of Costamare Bulkers (or members of the Costamare Bulkers Group) prior to the Distribution Date in their pursuit of any coverage claims under such D&O Policies which could inure to the benefit of such individuals.  Costamare shall, and shall cause members of the Costamare Group to, allow Costamare Bulkers and its agents and representatives, upon reasonable prior notice and during regular business hours, to examine and make copies of the relevant D&O Policies maintained by Costamare and members of the Costamare Group pursuant to this Section 8.05.  Costamare shall provide, and shall cause other members of the Costamare Group to provide, such cooperation as is reasonably requested by Costamare Bulkers in order for Costamare Bulkers to have in effect on and after the Distribution Date such new D&O Policies as Costamare Bulkers deems appropriate with respect to claims relating to a period on or after the Distribution Date.

(b)          Except as provided in this Section 8.05, the Costamare Group may, at any time, without liability or obligation to the Costamare Bulkers Group, amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any “occurrence-based” insurance policy or “claims-made-based” insurance policy (and such claims will be subject to any such amendments, commutations, terminations, buy-outs, extinguishments and modifications); provided, however, that Costamare will immediately notify Costamare Bulkers of any termination of any insurance policy.

SECTION 8.06.          Insurance Cooperation.  The Parties shall use reasonable best efforts to cooperate with respect to the various insurance matters contemplated by this Article VIII.

ARTICLE IX

Restrictive Covenants

SECTION 9.01.          Dry Bulk Vessel Restricted Businesses. During the Restricted Period, the Costamare Group shall be prohibited from acquiring and owning Dry Bulk Vessels, except as permitted by Section 9.02.

SECTION 9.02.          Permitted Exceptions. The restrictions in Section 9.01 shall not prevent any member of the Costamare Group from:

(a)          acquiring one or more Dry Bulk Vessels if such member of the Costamare Group first offers the opportunity to acquire such Dry Bulk Vessel to the Costamare Bulkers Group in accordance with the procedures set forth in Section 9.03(b);

(b)          if the relevant member of the Costamare Group has not offered to the Costamare Bulkers Group the opportunity to acquire a Dry Bulk Vessel in accordance with the procedures set forth in Section 9.02(a), acquiring one or more Dry Bulk Vessels if such member of the Costamare Group offers to sell the vessel to the Costamare Group for the acquisition price plus any applicable Break-up Costs as provided by such member of the Costamare Group;

(c)          acquiring one or more Dry Bulk Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning such Dry Bulk Vessel(s); provided, however, that:

(i)          if less than a majority of the value of the business or assets acquired is attributable to Dry Bulk Vessels, as determined in good faith by the Costamare Board, the Costamare Group must offer to sell such Dry Bulk Vessel(s) to Costamare Bulkers for their Fair Market Value at the time plus any applicable Break-up Costs as provided by the Costamare Group; and

(ii)          if a majority or more of the value of the business or assets to be acquired is attributable to Dry Bulk Vessels, as determined in good faith by the Costamare Board, Costamare shall first offer the opportunity to acquire such business or assets to the Costamare Bulkers Group in accordance with the procedures set forth in Section 9.03(b);

(d)          acquiring and owning up to a non-controlling equity ownership, voting or profit participation interest in any company, business or pool of assets;

(e)          acquiring and owning any Dry Bulk Vessel if Costamare Bulkers does not fulfill its obligation to purchase such Dry Bulk Vessel in accordance with the terms of any existing or future agreement;

(f)          acquiring and owning any Dry Bulk Vessel that is subject to an offer to purchase by a member of the Costamare Bulkers Group as described in paragraphs (b) and (c) above, in each case pending the offer of such Dry Bulk Vessel to Costamare Bulkers and Costamare Bulkers’ determination pursuant to Section 9.03(c) whether to purchase the Dry Bulk Vessel and, if Costamare Bulkers has determined to purchase or to cause any member of the Costamare Bulkers Group to purchase such Dry Bulk Vessel, pending the closing of such purchase; or

(g)          acquiring and owning any Dry Bulk Vessel if Costamare Bulkers has previously advised Costamare that it consents to such acquisition or ownership.

SECTION 9.03.          Right of First Refusal Procedures.  (a) In the event that any member of the Costamare Group acquires or intends to acquire any Dry Bulk Vessels during the Restricted Period, Costamare shall comply, at its option, with the procedures set forth in Section 9.03(b) or Section 9.03(c), as applicable.

(b)          In the event that a member of the Costamare Group intends to acquire one or more Dry Bulk Vessels in accordance with section 9.02(a) or a controlling interest in a business or package of assets, a majority of the value of which is attributable to Dry Bulk Vessels, in accordance with Section 9.02(c)(ii) (the “Proposed Acquisition”), then prior to any member of the Costamare Group entering into any definitive documentation for any such Proposed Acquisition, Costamare shall notify Costamare Bulkers of such opportunity (such notification, the “Proposed Acquisition Notice”). The Proposed Acquisition Notice shall set forth the proposed terms relating to the Proposed Acquisition, including, if known, any liabilities to be assumed by the applicable member of the Costamare Bulkers Group as part of the Proposed Acquisition. As soon as practicable after the Proposed Acquisition Notice is given, Costamare will deliver to Costamare Bulkers all information prepared by or on behalf of or in the possession of Costamare relating to the Proposed Acquisition and reasonably requested by Costamare Bulkers. As soon as practicable, but in any event, within 10 calendar days after receipt of the Proposed Acquisition Notice, Costamare Bulkers shall notify Costamare in writing that either:

(i)          Costamare Bulkers has elected to pursue such Proposed Acquisition, in which event Costamare shall refrain from pursuing or consummating the Proposed Acquisition for 90 days (the “Negotiation Period”), during which time Costamare Bulkers may pursue the Proposed Acquisition; provided, that if Costamare Bulkers does not enter into an agreement to consummate the Proposed Acquisition during the Negotiation Period, Costamare will thereafter be permitted to consummate the Proposed Acquisition within 360 calendar days after the end of the Negotiation Period, provided that the terms of such acquisition are generally no more favorable to Costamare than those offered to Costamare Bulkers; or

(ii)          Costamare Bulkers has elected not to pursue such Proposed Acquisition, in which event any member of the Costamare Group shall be free to consummate the Proposed Acquisition within 360 calendar days after such notification, provided that the terms of such acquisition are generally no more favorable to Costamare than those offered to Costamare Bulkers. If such Proposed Acquisition is consummated, any member of the Costamare Group shall be forever free to continue to own, operate and charter-out the relevant Dry Bulk Vessels.

If such Proposed Acquisition is not consummated within 360 calendar days after the end of the Negotiation Period or the date of Costamare Bulkers’ notification to Costamare pursuant to Section 9.03(b)(ii), as applicable, the Costamare Group shall not thereafter engage in such Proposed Acquisition without complying with the procedures set forth in this Section 9.03(b).

(c)          In the event that a member of the Costamare Group acquires one or more Dry Bulk Vessels in accordance with Section 9.02(b) or Section 9.02(c)(i), then simultaneously or in any event not later than 60 calendar days after the consummation of the latest such acquisition, Costamare shall notify Costamare Bulkers of the opportunity for any member of the Costamare Bulkers Group to purchase such Dry Bulk Vessels (the “Offered Assets”), for (1) in the case of an acquisition in accordance with Section 9.02(b), the aggregate acquisition price for such Dry Bulk Vessels, plus any applicable Break-up Costs as provided by Costamare or (2) in the case of an acquisition in accordance with Section 9.02(c)(i), the aggregate Fair Market Value of such Dry Bulk Vessels plus any applicable Break-up Costs as provided by Costamare (the “Offer”). The Offer shall also set forth Costamare’s other commercially reasonable proposed terms relating to the sale of the Offered Assets and their purchase by the applicable member of the Costamare Bulkers Group, including any liabilities to be assumed by Costamare Bulkers or any member of the Costamare Bulkers Group as part of the Offer. As soon as practicable after the Offer is made, Costamare will deliver to Costamare Bulkers the Approved Broker valuation pursuant to which the Fair Market Value of the relevant Dry Bulk Vessels was ascertained by Costamare (in the case of Offered Assets that were acquired in accordance with Section 9.02(c)(i)) and any other information prepared by or on behalf of or in the possession of Costamare relating to the Offered Assets and reasonably requested by Costamare Bulkers in writing. As soon as practicable, but in any event, within 10 calendar days after receipt of the Offer and the above-mentioned Approved Broker valuations (in the case of Offered Assets that were acquired in accordance with Section 9.02(c)(i)), Costamare Bulkers shall notify Costamare in writing that either:

(i)          Costamare Bulkers has elected not to purchase such Offered Assets, in which event any member of the Costamare Group shall, subject to the other terms of this Article IX, be forever free to continue to own, operate and charter-out such Offered Assets; or

(ii)          Costamare Bulkers has elected to purchase such Offered Assets, in which event a member of the Costamare Bulkers Group (to be designated by Costamare Bulkers in writing) shall purchase the Offered Assets in accordance with the Offer.

ARTICLE X

Further Assurances and Additional Covenants

SECTION 10.01.        Further Assurances.  (a)  In addition to the actions specifically provided for elsewhere in this Agreement, but subject to the express limitations of this Agreement and of the Ancillary Agreements, each of the Parties shall, subject to Section 5.03, use reasonable best efforts, prior to, on and after the Distribution Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws and agreements to consummate and make effective the transactions contemplated by this Agreement.

(b)          Without limiting the foregoing, but subject to the express limitations of this Agreement and of the Ancillary Agreements, prior to, on and after the Distribution Date, each Party shall cooperate with the other Party, without any further consideration, but at the expense of the requesting Party, (i) to execute and deliver, or use reasonable best efforts to execute and deliver, or cause to be executed and delivered all instruments, including any instruments of conveyance, assignment and transfer as such Party may reasonably be requested to execute and deliver by the other Party, (ii) to make, or cause to be made, all filings with, and to obtain, or cause to be obtained, all Consents of any Governmental Authority or any other Person under any permit, license, Contract, indenture or other instrument, (iii) to obtain, or cause to be obtained, any Governmental Approvals or other Consents required to effect the Spin-Off and (iv) to take, or cause to be taken, all such other actions as such Party may reasonably be requested to take by the other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement, the Ancillary Agreements and any transfers of Assets or assignments and assumptions of Liabilities hereunder and thereunder and the other transactions contemplated hereby and thereby.

(c)          On or prior to the Distribution Date, Costamare, in its capacity as direct and indirect shareholder of its Subsidiaries, shall ratify any actions that are reasonably necessary or desirable to be taken by Costamare Bulkers or any other Subsidiary of Costamare, as the case may be, to effectuate the transactions contemplated by this Agreement.

(d)          Prior to the Distribution, if either Party identifies any commercial or other service that is needed to ensure a smooth and orderly transition of its business in connection with the consummation of the transactions contemplated hereby, and that is not otherwise governed by the provisions of this Agreement or any Ancillary Agreement, the Parties will cooperate in good faith to determine whether there is a mutually acceptable arm’s-length basis on which the other Party will provide such service.

ARTICLE XI

Tax Matters

SECTION 11.01.        Cooperation.  Subject to Article VII (including any limitations contained therein), the Parties shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with any Tax matters relating to the Parties and their Affiliates including (i) the preparation and filing of Tax Returns, (ii) determining the liability for, and amount of, any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) the examinations of Tax Returns, and (iv) any administrative or judicial proceeding relating to Taxes assessed or proposed to be assessed.

SECTION 11.02.        Transfer Taxes.  Except as otherwise agreed upon by the Parties or their Affiliates, the Parties agree that any and all share transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (“Transfer Taxes”) incurred in connection with the Separation shall be borne 100% by Costamare Bulkers.  The Parties shall reasonably cooperate to minimize any Transfer Taxes. The Parties shall cooperate with each other in preparing, executing and filing any applicable Tax Returns with respect to such Transfer Taxes.

ARTICLE XII

Termination

SECTION 12.01.        Termination.  This Agreement may be terminated by Costamare at any time, in its sole discretion, prior to the Distribution.

SECTION 12.02.        Effect of Termination.  In the event of any termination of this Agreement prior to the Distribution, neither Party (nor any member of their Group or any of their respective directors or officers) shall have any Liability or further obligation to the other Party or any member of its Group under this Agreement or the Ancillary Agreements.

ARTICLE XIII

Miscellaneous

SECTION 13.01.        Counterparts; Entire Agreement; Corporate Power.

(a)  This Agreement may be executed in one or more counterparts, all of which counterparts shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each Party and delivered to the other Party.  This Agreement may be executed by electronic or PDF signature and scanned and exchanged by electronic mail, and such electronic or PDF signature shall constitute an original for all purposes.

(b)          This Agreement, the Ancillary Agreements and any Appendices, Exhibits and Schedules hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties with respect to the subject matter hereof other than those set forth or referred to herein or therein.

(c)          Costamare represents on behalf of itself and each other member of the Costamare Group, and Costamare Bulkers represents on behalf of itself and each other member of the Costamare Bulkers Group, as follows:

(i)          each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement, each Management Agreement, the Trademark Agreement and each Ancillary Agreement, in each case, to which it is a party, and to consummate the transactions contemplated hereby and thereby; and

(ii)          this Agreement, each Management Agreement, the Trademark Agreement and each Ancillary Agreement, in each case, to which it is a party, has been (or, in the case of any Ancillary Agreement, the Trademark Agreement or any Management Agreement, will be on or prior to the Distribution Date) duly executed and delivered by it and constitutes, or will constitute, a valid and binding agreement of it enforceable in accordance with the terms thereof.

SECTION 13.02.        Governing Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.  To the fullest extent possible under applicable Law, each Party irrevocably consents to the exclusive jurisdiction, forum and venue of the Delaware Court of Chancery (and if the Delaware Court of Chancery shall be unavailable, any Delaware State court or the federal court sitting in the State of Delaware) over any and all claims, disputes, controversies or disagreements between the Parties or any of their respective Subsidiaries, Affiliates, successors and assigns under or related to this Agreement or any document executed pursuant to this Agreement or any of the transactions contemplated hereby or thereby, including their execution, performance or enforcement, whether in contract, tort or otherwise.  Each of the Parties hereby agrees that it shall not assert, and shall hereby waive, any claim or right or defense that it is not subject to the jurisdiction of such courts, that the venue is improper, that the forum is inconvenient or any similar objection, claim or argument.  Each Party agrees that a final judgment in any legal proceeding resolved in accordance with this Section 13.02 and Section 13.12 shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING IN ANY WAY TO THIS AGREEMENT.

SECTION 13.03.        Assignability.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by either Party without the prior written consent of the other Party.  Any purported assignment without such consent shall be void.  Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.  Notwithstanding the foregoing, either Party may assign this Agreement without consent of the other Party in connection with (a) a merger transaction in which such Party is not the surviving entity and the surviving entity acquires or assumes all or substantially all of such Party’s Assets or (b) the sale of all or substantially all of such Party’s Assets; provided, however, that the assignee expressly assumes in writing all of the obligations of the assigning Party under this Agreement, and the assigning Party provides written notice and evidence of such assignment and assumption to the non-assigning Party as promptly as reasonably practicable following the assignment.  No assignment permitted by this Section 13.03 shall release the assigning Party from liability for the full performance of its obligations under this Agreement.

SECTION 13.04.        Third-Party Beneficiaries.  Except for the indemnification rights under this Agreement of any Costamare Indemnitee or Costamare Bulkers Indemnitee in their respective capacities as such, (a) the provisions of this Agreement are solely for the benefit of the Parties hereto and are not intended to confer upon any Person except the Parties hereto any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any third Person with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

SECTION 13.05.        Notices.  All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given when (a) delivered in person, (b) on the date received, if sent by a nationally recognized delivery or courier service, (c) upon written confirmation of receipt after transmittal by electronic mail or (d) upon the earlier of confirmed receipt or the fifth business day following the date of mailing if sent by registered or certified mail, return receipt requested, postage prepaid and addressed as follows:

If to Costamare, to:

Costamare Inc.
Guildo Pastor Center
7 rue Gabian
98000 Monaco
Attention: Anastassis Gabrielides
Email: agabrielides@costamare.com

with a copy to:

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, New York 10001
Attention:  D. Scott Bennett
Email:  sbennett@cravath.com

If to Costamare Bulkers, to:

Costamare Bulkers Holdings Limited
Guildo Pastor Center
7 rue Gabian
98000 Monaco
Attention: Anastassis Gabrielides
Email: agabrielides@costamare.com

with a copy to:

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, New York 10001
Attention:  D. Scott Bennett
Email:  sbennett@cravath.com

Either Party may, by notice to the other Party, change the address and identity of the Person to which such notices and copies of such notices are to be given. Each Party agrees that nothing in this Agreement shall affect the other Party’s right to serve process in any other manner permitted by Law.

SECTION 13.06.        Severability.  If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party.  Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.

SECTION 13.07.        Publicity.  Each of Costamare and Costamare Bulkers shall consult with the other, and shall, subject to the requirements of Section 7.09, provide the other Party the opportunity to review and comment upon, any press releases or other public statements in connection with the Spin-Off or any of the other transactions contemplated hereby and any filings with any Governmental Authority or national securities exchange with respect thereto, in each case prior to the issuance or filing thereof, as applicable (including the Registration Statement, the Parties’ respective Current Reports on Form 6-K to be furnished on the Distribution Date, the Parties’ respective earning releases (whether or not furnished on a Current Report on 6-K) with respect to the fiscal quarter during which the Distribution Date occurs and the Parties’ respective Annual Reports on Form 20-F filed with respect to the fiscal year during which the Distribution Date occurs (each such Annual Report on Form 20-F, a “First Post-Distribution Report”)).  Each Party’s obligations pursuant to this Section 13.07 shall terminate on the date on which such Party’s First Post-Distribution Report is filed with the Commission.

SECTION 13.08.        Expenses.  Except as expressly set forth in this Agreement or in any Ancillary Agreement, all third-party fees, costs and expenses paid or incurred in connection with the Spin-Off will be paid by the Party incurring such fees or expenses, whether or not the Distribution is consummated, or as otherwise agreed by the Parties.  Notwithstanding the foregoing, Costamare and Costamare Bulkers shall each bear the costs and expenses incurred or paid as of the Distribution Date in connection with the Spin-Off for the services and to the financial, legal, accounting and other advisors set forth below their respective names on Schedule XI.

SECTION 13.09.        Headings.  The article, section and paragraph headings contained in this Agreement, including in the table of contents of this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 13.10.        Survival of Covenants.  Except as expressly set forth in this Agreement, the covenants in this Agreement and the Liabilities for the breach of any obligations in this Agreement shall survive the Spin-Off and shall remain in full force and effect.

SECTION 13.11.        Waivers of Default.  No failure or delay of any Party (or the applicable member of its Group) in exercising any right or remedy under this Agreement or any Ancillary Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.  Waiver by any Party of any default by the other Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default.

SECTION 13.12.        Specific Performance.  Subject to Section 5.03 and notwithstanding the procedures set forth in Article XII, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the affected Party shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative.  The other Party shall not oppose the granting of such relief on the basis that money damages are an adequate remedy.  The Parties agree that the remedies at Law for any breach or threatened breach hereof, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at Law would be adequate is waived.  Any requirements for the securing or posting of any bond with such remedy are waived.

SECTION 13.13.        No Admission of Liability.  The allocation of Assets and Liabilities herein (including on the Schedules hereto) is solely for the purpose of allocating such Assets and Liabilities between Costamare and the other members of the Costamare Group, on one hand, and Costamare Bulkers and the other members of the Costamare Bulkers Group, on the other hand, and is not intended as an admission of liability or responsibility for any alleged Liabilities vis-à-vis any third party, including with respect to the Liabilities of any non-wholly owned subsidiary of Costamare or Costamare Bulkers.

SECTION 13.14.        Amendments.  No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party.

SECTION 13.15.        Interpretation.  Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires.  The terms “hereof”, “herein”, “herewith” and words of similar import, unless otherwise stated, shall be construed to refer to this Agreement as a whole (including all of the schedules hereto) and not to any particular provision of this Agreement.  Article, Section or Schedule references are to the articles, sections and schedules of or to this Agreement unless otherwise specified.  Any capitalized terms used in any Schedule to this Agreement or to any Ancillary Agreement but not otherwise defined therein shall have the meaning as defined in this Agreement or the Ancillary Agreement to which such Schedule is attached, as applicable.  Any definition of or reference to any agreement, instrument or other document herein (including any reference herein to this Agreement) shall, unless otherwise stated, be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified from time to time (subject to any restrictions on such amendments, supplements or modifications set forth herein).  The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified.  The word “or” shall not be exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “$” or dollar amounts are to the lawful currency of the United States of America.  In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Separation and Distribution Agreement to be executed by their duly authorized representatives.

COSTAMARE INC.

By:	/s/ Konstantinos Konstantakopoulos
Name: Konstantinos Konstantakopoulos
Title: President/CEO/Director

COSTAMARE BULKERS HOLDINGS LIMITED

By:	/s/ Gregory Zikos
Name: Gregory Zikos
Title: Treasurer/Director

EXHIBIT A

COSTAMARE INC. - and – COSTAMARE SHIPPING COMPANY S.A. FRAMEWORK AGREEMENT

THIS FRAMEWORK AGREEMENT made on November 2, 2015 as amended and restated on January 17, 2020 and as further amended and restated on June 28, 2021, is hereby further amended and restated on this 6th day of May, 2025 (together, this “Agreement”), BY AND BETWEEN:

(1)           COSTAMARE INC., a Marshall Islands corporation (the “Parent”); and

(2)           COSTAMARE SHIPPING COMPANY S.A., a company organized and existing under the laws of the Republic of Panama (the “Manager”).

WHEREAS:

(A)        The Parent wholly owns (directly or indirectly) certain entities (the “Subsidiaries”), each of which owns and operates or has agreed to purchase in order to operate a Ship (as defined below) (together the “Vessels” and each a “Vessel”).

(B)       The Manager has the benefit of experience in the technical and commercial management of Ships and representation of shipowning companies generally.

(C)          The Parent and the Manager desire to adopt this Agreement, pursuant to which the Manager shall, either directly and/or through a Submanager (as defined below), provide certain ship management services to the Subsidiaries as specified herein.

NOW, THEREFORE, THE PARTIES HEREBY AGREE:

ARTICLE I

INTERPRETATION

SECTION 1.1.  In this Agreement, unless the context otherwise requires:

“Affiliates” means, with respect to any person as to any particular date, any other persons that directly or indirectly, through one or more intermediaries, are Controlled by, Control or are under common Control with the person in question, and Affiliates means any of them.

“Agreement” shall have the meaning set forth in the preamble.

“Annual Period” shall have the meaning set forth in Section 9.2.

“Approved Budget” shall have the meaning set forth in Section 10.3.

“Beneficial Owner” has the meaning set forth in Rule 13d-3 under the Exchange Act.  For purposes of this definition, such person or group shall be deemed to Beneficially Own any outstanding voting securities of a company held by any other company that is Controlled by such person or group.  The term “Beneficially Own” and similar capitalized terms shall have analogous meanings.

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“Blue Net Entity” means each of:

a)	Blue Net Chartering GmbH & Co. KG of Elbchaussee 277, 22605 Hamburg, Germany; and

b)	Blue Net Chartering Asia Pte. Ltd of 3 Pickering Street, #02-17ll8 Nankin Row, Singapore 048660.

“Board of Directors” means the board of directors of the Parent as the same may be constituted from time to time.

“Business Days” means a day (excluding Saturdays and Sundays) on which banks are open for business in Monaco; Athens, Greece; and New York, New York, USA.

“Change in Control of the Manager” means (a) a sale of all or substantially all of the assets or property of the Manager necessary for the performance of the Services, (b) a sale of the Manager’s shares that would result in Konstantinos Konstantakopoulos Beneficially Owning, directly or indirectly, less than 50.1% of the total voting power of the outstanding voting securities of the Manager or (c) a merger, consolidation or similar transaction, that would result in Konstantinos Konstantakopoulos Beneficially Owning, directly or indirectly, less than 50.1% of the total voting power of the outstanding voting securities of the resulting entity following such transaction.

“Change in Control of the Parent” means the occurrence of any of the following events: (a) if any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including a group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(10) under the Exchange Act (other than one or more Konstantakopoulos Entities) (collectively, an “Acquiring Person”) becomes the Beneficial Owner, directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of the Parent, which voting power represents a higher percentage than that of the Konstantakopoulos Entities, collectively; or (b) the approval by the shareholders of the Parent of a proposed merger, consolidation or similar transaction, as a result of which any Acquiring Person becomes the Beneficial Owner, directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of the resulting entity following such transaction, which voting power represents a higher percentage than that of the Konstantakopoulos Entities, collectively; or (c) a change in directors after which majority of the members of the Board of Directors are not Continuing Directors.

“Consent of the Parent” means the prior written consent of the majority of the Independent Directors of the Parent.

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“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (i) was a member of the Board of Directors immediately after the date of this Agreement, or (ii) was nominated for election or elected to the Board of Directors with the approval of a majority of the board of directors then still in office or who were either directors immediately after the date of this Agreement or whose nomination or election was previously so approved.

“Control” or “Controlled” means, with respect to any person, the right to elect or appoint, directly or indirectly, a majority of the directors of such person or a majority of the persons who have the right, including any contractual right, to manage and direct the business, affairs and operations of such person or the possession of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

“Costamare Bulkers Holdings” means Costamare Bulkers Holdings Limited, a Marshall Islands corporation which includes its successors in title and permitted assignees.

 “Crew” shall have the meaning set forth in clause 1 of each Shipmanagement Agreement.

“Draft Budget” shall have the meaning set forth in Section 10.1.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Executive Officers” means the Chief Executive Officer, the Chief Operating Officer (if any) and the Chief Financial Officer of the Parent.

“Force Majeure” shall have the meaning set forth in Section 11.1.

 “Independent Directors” means those members of the Board of Directors that qualify as independent directors within the meaning of Rule 10A-3 promulgated under the Exchange Act and the listing criteria of the New York Stock Exchange.

“Initial Term” means the period from November 2, 2015 to December 31, 2015.

“Insurance Broker” means each insurance or re-insurance broker, sub-broker or agent thereof providing marine insurance or re-insurance broking and/or advisory services to the Parent and/or any Subsidiary and/or a Vessel and “Insurance Brokers” means, together, all or any of them.

“Insurances” means  in relation to a Vessel or the Parent or a Subsidiary:

(a)	all policies and contracts of insurance or re-insurance; and

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(b)	all entries in a protection and indemnity or war risks or other mutual insurance association,

in the name of such person or persons in respect of or in connection with such Vessel or its owner and includes all benefits thereof (including the right to receive claims and to return of premiums).

“Insurer” means, in relation to the Parent and/or any Subsidiary and/or a Vessel, each insurance company, reinsurance company, protection and indemnity association and/or mutual association or other person offering any kind of Insurance to the Parent and/or such Subsidiary and/or such Vessel or in which the Parent and/or such Subsidiary is a member, partner or shareholder of and “Insurers” means, together, all or any of them.

“Konstantakopoulos Entities” means:

(a)	Konstantinos Konstantakopoulos, Christos Konstantakopoulos, Achillefs Konstantakopoulos or Vassileios Konstantakopoulos;

(b)	any spouse or lineal descendant of any of the individuals set out in paragraph (a) above;

(c)	any person Controlled by, or under common Control with, any such individual or combination of such individuals as set out in paragraphs (a) and (b) above; and

(d)	any trust or foundation where any of the individuals as set out in paragraphs (a) and (b) above or any person as set out in paragraph (c) is, in each case, a beneficiary.

“Management Fee” shall have the meaning set forth in Section 9.1.

“Management Services” shall have, in relation to a Vessel, the meaning set forth in clause 1 of the Shipmanagement Agreement applicable to such Vessel.

“Manager” shall have the meaning set forth in the preamble.

“Manager Related Parties” shall have the meaning set forth in Section 11.2.

“Newbuild” means a new vessel to be or which has just been constructed, or is under construction, pursuant to a shipbuilding contract or other related agreement entered into by the relevant Subsidiary.

“Parent” shall have the meaning set forth in the preamble.

“Questioned Items” shall have the meaning set forth in Section 10.2.

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“Related Manager” means any Konstantakopoulos Entity or any Affiliate thereof, in each case, appointed as Submanager in accordance with the terms of this Agreement.

“Services” shall have the meaning set forth in Section 2.2.

“Ship” means any ocean-going vessel (whether in its construction phase or operational) that is intended to be used primarily to transport cargoes or goods (in dry, liquid, gas or in bulk or containerized on in any other form whatsoever).

“Shipmanagement Agreement” shall have the meaning set forth in Section 3.2.

 “STCW 95” means the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended in 1995 or any subsequent amendment thereto.

“Submanager” shall have the meaning set forth in Section 2.3.

“Subsequent Term” shall have the meaning set forth in Section 13.1.

“Subsidiaries” shall have the meaning set forth in the recitals.

“Supervision Agreement” shall have the meaning set forth in Section 3.3.

“Term” shall have the meaning set forth in Section 13.1.

“Vessels” shall have the meaning set forth in the recitals.

SECTION 1.2.  The headings of this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof.

SECTION 1.3.  All the terms of this Agreement, whether so expressed or not, shall be binding upon the parties hereto and their respective successors and assigns.

SECTION 1.4.  In the event of any conflict between this Agreement, any Shipmanagement Agreement or any Supervision Agreement, the provisions of this Agreement shall prevail.

SECTION 1.5.  Unless otherwise specified, all references to money refer to the legal currency of the United States of America.

SECTION 1.6.  Unless the context otherwise requires, words in the singular include the plural and vice versa.

SECTION 1.7.  The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.

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SECTION 1.8.  Any reference to “person” includes an individual, body corporate, limited liability company, partnership, joint venture, cooperative, trust or unincorporated organization, association, trustee, domestic or foreign government or any agency or instrumentality thereof, or any other entity recognized by law.

SECTION 1.9.  Any reference to an enactment shall be deemed to include reference to such enactment as re-enacted, amended or extended.

SECTION 1.10.  Any reference to (or to any specified provision of) this Agreement or any other document shall be construed as reference to this Agreement, that provision or that document as in force for the time being and as amended in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties.

SECTION 1.11.  Any reference to clauses, appendices and schedules shall be construed as reference to clauses of, appendices to and schedules to this Agreement and references to this Agreement includes its appendices and schedules.

ARTICLE II

APPOINTMENT

SECTION 2.1.  The Parent shall procure that the Manager shall be appointed by (a) each Subsidiary pursuant to the provisions of Section 3.3 as the technical and/or commercial manager of each such Subsidiary’s Vessel on the terms and conditions of the relevant Shipmanagement Agreement and (b) each Subsidiary to be acquiring a Newbuild, pursuant to the provisions of Section 3.4 as the supervisor of the construction thereof on the terms and conditions of the relevant Supervision Agreement.

SECTION 2.2.  The Manager agrees to provide:

(a)  the services specified in Articles V and VI of this Agreement;

(b)  the services specified in each Supervision Agreement; and

(c)  the Management Services in respect of each Vessel specified in each Shipmanagement Agreement (the services to be provided under Sections 2.2(a), 2.2(b) and 2.2(c) collectively the “Services”).

The Parent and the Manager each hereby agree that in the performance of this Agreement, any Supervision Agreement or any Shipmanagement Agreement, the Manager or, as the case may be, any Submanager, is acting solely on behalf of, as agent of and for the account of, the relevant Subsidiary.  The Manager or, as the case may be, the relevant Submanager may advise persons with whom it deals on behalf of the relevant Subsidiary that it is conducting such business for and on behalf of such Subsidiary.

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SECTION 2.3.  The Manager may upon notice to the Parent appoint any person (a “Submanager”) at any time throughout the duration of this Agreement to discharge any of the Manager’s duties under this Agreement or a Shipmanagement Agreement or a Supervision Agreement, provided that if such person is not a Related Manager, the Manager shall obtain the written Consent of the Parent prior to such appointment (such Consent of the Parent shall not be unreasonably withheld or delayed). For the avoidance of doubt, once granted in respect of a Subsidiary, the prior Consent of the Parent shall not be required for the subsequent appointment of a Submanager in respect of another Subsidiary. The Manager shall appoint a Submanager either by entering into a management agreement or supervision agreement (such management agreement or supervision agreement to be on terms to be agreed between the parties thereto and only in respect of the services that the Manager wishes such Submanager to discharge) directly with such Submanager (for the avoidance of doubt, unless otherwise agreed in writing, no Subsidiary shall have any responsibility for any fees or costs incurred under any such management agreement or supervision agreement) or by directing such Submanager to enter into a management agreement or supervision agreement directly with the relevant Subsidiary (such management agreement or supervision agreement to be on terms to be agreed between the parties thereto and only in respect of the services that the Manager wishes such Submanager to discharge).  The Parent shall procure that each Subsidiary shall provide, upon request, written confirmation to the Manager or, as the case may be, a Submanager, that such Subsidiary’s Vessel is commercially and/or technically managed by the Manager or, as the case may be, the relevant Submanager.

SECTION 2.4.  The Manager’s power to delegate performance of any provision of this Agreement, including delegation by directing a Submanager to enter into a management agreement or supervision agreement directly with a Subsidiary in accordance with Section 2.3, shall not limit the Manager’s liability to perform this Agreement with the intention that the Manager shall remain responsible for the due and timely performance of all duties and responsibilities of the Manager hereunder, PROVIDED HOWEVER, that to the extent that any Submanager has performed any such duty, the Manager shall not be under any obligation to perform again the same duty.

ARTICLE III

THE PARENT’S GENERAL OBLIGATIONS

SECTION 3.1.  The Parent shall notify the Manager as soon as possible of the purchase of any Vessel by a Subsidiary (whether the same is a second-hand vessel or a Newbuild), the delivery of any Newbuild from the relevant builder or intermediate seller to the relevant Subsidiary to take ownership of such Newbuild, the sale of any Vessel, the purchase or creation of any direct or indirect Subsidiary of the Parent or the sale or divestiture of any Subsidiary

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SECTION 3.2.  For each Vessel the Parent shall cause the relevant Subsidiary to enter into with the Manager, and the Manager shall enter into with such Subsidiary, a contract substantially in the form attached as Appendix I (each a “Shipmanagement Agreement” and, collectively, the “Shipmanagement Agreements”), with such alterations and additions as are appropriate.

SECTION 3.3.  For each Newbuild the Parent shall cause the relevant Subsidiary to enter into with the Manager, and the Manager shall enter into with such Subsidiary, a contract substantially in the form attached as Appendix II (each a “Supervision Agreement” and, collectively, the “Supervision Agreements”) with such alterations and additions as are appropriate.

SECTION 3.4.  The Parent shall procure that each relevant Subsidiary (a) performs its obligations under any Shipmanagement Agreement or any Supervision Agreement to which it is a party and (b) does not take any action or omit to take any action the effect of which is to cause the Subsidiaries or the Manager or a Submanager to be in breach of this Agreement, any Shipmanagement Agreement and/or any Supervision Agreement.

SECTION 3.5.  The Parent agrees that, save for any Konstantakopoulos Entity, any Affiliate thereof, either Blue Net Entity or a Submanager appointed in accordance with Section 2.3, the Manager has been engaged to provide the Services on an exclusive basis and, without receiving the prior written approval of the Manager or before it has lawfully terminated this Agreement in accordance with its terms, it will procure that no Subsidiary shall engage any other entity to provide any of the Services (unless such engagement only becomes effective after the termination of this Agreement).

ARTICLE IV

THE MANAGER’S GENERAL OBLIGATIONS

SECTION 4.1.  In the exercise of its duties hereunder, the Manager shall act in accordance with the reasonable policies, guidelines and instructions from time to time communicated to it in writing by any Subsidiary.

SECTION 4.2.  For each Vessel or, as the case may be, Newbuild the Manager shall act and do all and/or any of the acts or things described in this Agreement and the relevant Shipmanagement Agreement or Supervision Agreement applicable to each such Vessel or Newbuild in the name and/or on behalf of the relevant Subsidiary or Subsidiaries.

SECTION 4.3.  The Manager acknowledges that the services it will provide pursuant to the Shipmanagement Agreements or the Supervision Agreements are not limited to the services described in such agreements and include those set forth in this Agreement.

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SECTION 4.4.  The Manager shall exercise commercially reasonable care to cause all material property of any Subsidiary to be clearly identified as such, held separately from the property of the Manager and, where applicable, held in safe custody.

SECTION 4.5.  The Manager shall exercise commercially reasonable care to cause adequate manpower to be employed by it to perform its obligations under this Agreement, PROVIDED HOWEVER, that the Manager, in the performance of its responsibilities under this Agreement, shall be entitled to have regard to its overall responsibilities in relation to the servicing of its clients and in particular, without prejudice to the generality of the foregoing, the Manager shall be entitled to allocate available resources and services in such manner as in the prevailing circumstances the Manager considers to be fair and reasonable.

SECTION 4.6.  The Manager, in the performance of its responsibilities under this Agreement, any Supervision Agreement or any Shipmanagement Agreement, shall exercise commercially reasonable care to cause any purchases of products or services from any of its Affiliates to be on terms no less favorable to the Manager than the market prices for products or services that the Manager could obtain on an arm’s length basis from unrelated parties.

SECTION 4.7.  During the term hereof, the Manager agrees that it will provide the Services to the Subsidiaries on an exclusive basis and, without receiving the prior Consent of the Parent, it will not provide any Services or other services contemplated herein to any entity other than the Subsidiaries, Costamare Bulkers Holdings or any Affiliate thereof, any Konstantakopoulos Entity or any Affiliate thereof, or entities formed pursuant to a joint venture between the Parent, Costamare Bulkers Holdings, any Konstantakopoulos Entity or, in each case, any Affiliate thereof and any third parties.

SECTION 4.8.  If a Vessel (which expression for the purposes of this Section shall include any Newbuild to be acquired by a Subsidiary) and a Ship directly or indirectly owned or operated by a third party are both available and meet the criteria for a charter being fixed by the Manager, the Vessel shall be offered such charter first and the Parent shall have 48 hours from such offer being received to accept such offer, failing which such charter shall be then offered to the relevant third party.

SECTION 4.9.  The Manager shall at all times maintain appropriate and necessary accounts and records as regards the Services and shall make the same available for inspection and auditing by the Parent at such times as may be mutually agreed by the Manager, on the one hand, and the Parent, on the other hand.

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ARTICLE V

ADMINISTRATIVE SERVICES

SECTION 5.1.  The Manager shall provide certain general administrative services to the Subsidiaries, including, but not limited to, the following (in the case of paragraphs (a) to (e) and paragraph (i) below, upon the request of the Parent):

(a)  keeping all books and records of things done and transactions performed on behalf of any Subsidiary and/or the Parent (as the case may be) as it may require from time to time, including, but not limited to, liaising with accountants, lawyers, IT consultants and other professional advisors and service providers and maintaining the necessary technical infrastructure such as computer network, PCs, cyber security etc.;

(b)  except as otherwise contemplated herein, representing any Subsidiary generally in its dealings and relations with third parties;

(c)  maintaining the general ledgers of the Subsidiaries and/or the Parent (as the case may be), preparation of periodic consolidated financial statements of the Parent and/or the Subsidiaries (as the case may be), including, but not limited to, those required for governmental and regulatory or self-regulatory agency filings and reports to shareholders, arranging of the auditing and/or review of any such financial statements and the provision of related data processing services;

(d)  preparing and providing (or procuring, at the relevant Subsidiary’s cost, a third party service provider to prepare and provide) tax returns required by any law or regulatory authority;

(e)  arranging for the provision of advisory services (either directly or, at the relevant Subsidiary’s cost, through a third party service provider) to ensure such Subsidiary is in compliance with all applicable laws, including all relevant securities laws;

(f)  either directly or, at the relevant Subsidiary’s cost, through a third party service provider (such as by appointing lawyers), providing for the presentation, negotiation, settlement, prosecution or defense of any claim, demand or petition on behalf of such Subsidiary arising in connection with the business of such Subsidiary for an amount not exceeding US$1,000,000 or its equivalent, including the pursuit by such Subsidiary of any rights of indemnification or reimbursement;

(g)  administering payroll services, benefits and director’s or consultant’s fees, as applicable, for any person providing services of an employee, officer, consultant or director of a Subsidiary;

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(h)  handling general and administrative expenses of each Subsidiary;

(i)  assisting each Subsidiary and/or the Parent (as the case may be) in establishing and maintaining a system of internal controls sufficient to satisfy any applicable law or regulatory requirements;

(j)  maintaining, at the relevant Subsidiary’s cost, such Subsidiary’s corporate existence, qualification and good standing in all necessary jurisdictions and assisting in all other corporate and regulatory compliance requirements; and

(k)  at the relevant Subsidiary’s request, providing environmental compliance services, including but not limited to, collecting, monitoring and reporting of emissions, greenhouse gas intensity and other data, acquiring, collecting, safekeeping and surrendering emission allowances, acting as the responsible entity vis a vis competent authorities or providing/arranging for the provision to the relevant Subsidiary of all relevant data and information allowing such Subsidiary to act as the responsible entity vis a vis competent authorities.

ARTICLE VI

COMMERCIAL SERVICES

SECTION 6.1.  In addition to any commercial services provided under clause 3.3 of each Shipmanagement Agreement, the Manager shall provide the following commercial services to the Subsidiaries:

(a)  performing class records review and physical inspections in respect of any vessel considered for purchase by a Subsidiary;

(b)  at the request of the relevant Subsidiary, providing administrative services in connection with the purchase of a second-hand vessel or the acquisition and sale of a Newbuild, in either case by such Subsidiary;

(c)  managing relationships between the Subsidiaries and any existing or potential charterers, shipbuilders, insurers, lenders, shipmanagers and other shipping industry service providers/participants;

(d)  at the request of a Subsidiary, providing certain services in connection with such Subsidiary taking physical delivery of a vessel, registering a vessel under a ship register, tendering physical delivery of a Vessel or deleting a Vessel from the applicable port of registry, in each case on behalf of such Subsidiary.

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ARTICLE VII

INTENTIONALLY OMITTED

ARTICLE VIII

INTENTIONALLY OMITTED

ARTICLE IX

MANAGEMENT FEES AND EXPENSES

SECTION 9.1.  In consideration of the Manager providing the Services to the Subsidiaries, the Parent shall pay the Manager the following fees (together, the “Management Fees” and, on a per Vessel basis, the “Management Fee”):

(a)  subject to Sections 9.2 and 9.3, a fee of US$1,020 per day per Vessel during the term of this Agreement payable monthly in arrears (pro rated to reflect the actual number of days that the relevant Subsidiary owns or charters-in each Vessel during the applicable month), unless a Vessel is chartered-out to a third party on a bareboat charter basis, in which case the fee payable to the Manager for such Vessel during the term of this Agreement shall be, subject to Sections 9.2 and 9.3, US$510 per day, PROVIDED HOWEVER, that when in respect of certain services to a Vessel the Manager appoints a Submanager in accordance with Section 2.3 and such Submanager enters into a management agreement directly with the relevant Subsidiary (the “direct agreement”), the fees payable by the Parent and/or such Subsidiary under this Agreement and/or any relevant Shipmanagement Agreement in respect of such Vessel pursuant to Section 9.1(a) shall be US$1,020 per day, or as the case may be, US$510 per day minus, in each case, the fees per day payable by such Subsidiary to such Submanager under the relevant direct agreement in respect of such Vessel;

(b)  a fee equal to 0.15% calculated on the aggregate of the gross freight, demurrage, charter hire, ballast bonus or other income obtained for the employment of each Vessel during the term of this Agreement, payable to the Manager monthly in arrears, only to the extent such freight, demurrage, charter hire, ballast bonus or other income, as the case may be, is received as revenue; and

(c)  subject to Sections 9.2 and 9.3, a fee of US$839,988 per Newbuild under construction for the services rendered by the Manager under the Supervision Agreement in respect of such Newbuild, payable in accordance with the terms of such Supervision Agreement.

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SECTION 9.2.  The Management Fees will be fixed and shall not be subject to adjustment for Euro/U.S. Dollar exchange rate fluctuations or inflation for the term of this Agreement, save that for the 12-month period starting on January 1, 2016 and for each subsequent 12-month period falling thereafter (each such 12-month period referred to hereinafter as an “Annual Period”), the Management Fee for each Vessel payable pursuant to Section 9.1(a) or Section 9.1(c) will be adjusted pursuant to Section 9.3.

SECTION 9.3.  The Management Fee for each Vessel payable pursuant to Section 9.1(a) or Section 9.1(c), for the Annual Period commencing on January 1, 2016 and each subsequent Annual Period thereafter, will, in each case, be adjusted upwards with effect from the beginning of such Annual Period if:

(a)  the average of the Euro/U.S. Dollar exchange rates during the 12-month period ending on the last day of the month of September falling before the commencement date of such Annual Period (such average being the average over the applicable period, as calculated by the Manager from the Euro Foreign Exchange Reference Rate published daily at 15:00 CET by the European Central Bank on www.ecb.int) evidence that the Euro has strengthened against the U.S. Dollar by more than five per cent (5%) from:

(i)  in the case of the first Annual Period starting on January 1, 2016, the rate existing on the business day immediately prior to the date of this Agreement, and

(ii)  in the case of each subsequent Annual Period, the previous Euro/U.S. Dollar average calculated for the purposes of this Section 9.3 in respect of the immediately previous Annual Period,

by the average percentage amount by which the Euro has in each such case so strengthened against the U.S. Dollar; and/or

(b)  the Manager has incurred a material unforeseen increase in the cost of providing the Services, by an amount to be agreed between the Manager and the Parent, each acting in a commercially reasonable manner.

SECTION 9.4.  The Manager shall, subject to Section 9.5, pay for all usual office expenses incurred by it as the Manager.

SECTION 9.5.  The Parent hereby acknowledges that any capital expenditure, financial costs, operating expenses for each Vessel and any general and administrative expenses of the Subsidiaries whatsoever are not covered by the Management Fees and any such expenditure, costs and expenses shall be paid fully by the Parent or the applicable Subsidiary, whether directly to third parties (which for the avoidance of doubt shall include any Submanager) or by payment to such third parties through the Manager and, without prejudice to Section 10.8, to the extent incurred by the Manager, shall be reimbursed to it by the Parent and/or any Subsidiary the Manager seeks, in its discretion, reimbursement from.  The said capital expenditure, financial costs, operating expenses for each Vessel and general and administrative expenses of the Subsidiaries include, without limiting the generality of the foregoing, items such as:

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(a)  fees, interest, principal and any other costs due to the Subsidiaries’ financiers and their respective advisors;

(b)  all voyage expenses and vessel operating and maintenance expenses relating to the operation and management of the Vessels (including Crew costs, surveyor’s attendance fees, bunkers, lubricant oils, spares, survey fees, classification society fees, maintenance and repair costs, vetting expenses, etc.);

(c)  any commissions, fees, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors or any other third parties whatsoever appointed by the Manager whether in its name or on behalf and/or in the name of any Subsidiary;

(d)  any commissions, fees, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors or any other third parties (other than, if applicable, a Related Manager) whatsoever sub-contracted to the Manager in the normal and reasonable course of meeting the Manager’s duties and obligations under this Agreement or any Shipmanagement Agreement or any Supervision Agreement including the duties provided in Articles V and VI of this Agreement;

(e)  applicable deductibles, insurance premiums and/or P&I calls;

(f)  postage, communication, traveling, lodging, victualling, overtime, out of office compensation and out of pocket expenses of the Manager and/or its personnel, incurred in pursuance of the Services; and

(g)  any other out of pocket expenses that are incurred by the Manager in the performance of the Services pursuant to this Agreement, any Supervision Agreement or any Shipmanagement Agreement.

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SECTION 9.6.  The Manager shall have the right to demand the Management Fee payable in relation to each Vessel from either the Parent or the Subsidiary owning such Vessel under the terms of the relevant Shipmanagement Agreement.  By written notice to the Parent, the Manager may direct the Parent to pay any amounts owing by the Manager to any Submanager pursuant to a subcontract of any provisions of this Agreement or any Shipmanagement Agreement or any Supervision Agreement, directly to the relevant Submanager. Notwithstanding anything to the contrary contained, provided or implied in this Agreement, any Supervision Agreement or any Shipmanagement Agreement, the Manager shall be entitled to receive and retain any address commission, other commission, credit (whether discretionary or not), continuity credit (whether annual, semi-annual or other), dividend, distribution, charge, fee (whether advisory or otherwise), interest, premium refund, return premium, allowance, discount, rebate or other similar amount payable to, declared (including by way of set-off, combination of accounts or otherwise) in favour of or allocated in favour of the Parent, any Subsidiary or any other assured, co-assured, joint assured or member by an Insurer in relation to or in connection with the relevant Insurances, unless the Manager expressly directs otherwise. In addition the Parent shall, and shall procure that each Subsidiary shall, instruct the relevant Insurers and Insurance Brokers to hold on behalf of and/or pass to the Manager any such commissions, credits, fees, allowances, discounts, rebates etc.

SECTION 9.7.  In the event that a Shipmanagement Agreement is terminated, other than by reason of default by the Managers, the Management Fee payable to the Manager under Section 9.1(a) for the Vessel subject to such Shipmanagement Agreement shall be payable in respect of such Vessel for a further period of three months from the termination date.  The fees payable for the said three months shall be paid in one lump sum in advance on the termination of the relevant Shipmanagement Agreement.  In addition the relevant Subsidiary shall pay any Severance Costs (as such term is defined in the relevant Shipmanagement Agreement) for the relevant Vessel which may materialize.

ARTICLE X

BUDGETS, CORPORATE PLANNING AND EXPENSES

SECTION 10.1.  On or before October 1 of each calendar year, the Manager shall prepare and submit to the Executive Officers a detailed draft budget for the next calendar year in a format acceptable to the Executive Officers and the Board of Directors and generally used by the Manager which shall include a statement of estimated revenue and out-of-pocket expenses in providing the Services (the “Draft Budget”).

SECTION 10.2.  For a period of 20 days after receipt of the Draft Budget, the Executive Officers, from time to time, may request further details and submit written comments on the Draft Budget.  If the Executive Officers do not agree with any item of the Draft Budget, they will, within the same 20-day period, give the Manager notice of any inquiries to the Draft Budget, which notice will include the list of items under consideration (the “Questioned Items”) and a proposal for the resolution of each such Questioned Item.  The Executive Officers and the Manager will endeavor to resolve any such differences between them with respect to the Questioned Items, failing which the relevant Questioned Items shall be left as presented by the Manager.  If the Executive Officers do not present any Questioned Items within such 20-day period, they will be deemed to have accepted the Draft Budget and such Draft Budget shall be deemed to be the Approved Budget (as defined in Section 10.3).

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SECTION 10.3.  By November 15 of the relevant calendar year (or such later date as the Manager and the Board of Directors deem appropriate), and to the extent that changes are required to the Draft Budget pursuant to Section 10.2, the Manager will prepare and deliver to the Parent a revised budget that has been approved by the Executive Officers (the “Approved Budget”).  However, the Parent acknowledges that the Approved Budget is only an estimate of the performance of the Vessels and/or the Subsidiaries and the Manager makes no assurance, representation or warranty that the actual performance of the Vessels and/or the Subsidiaries in any relevant calendar year will correspond to the estimates contained in the Approved Budget for that calendar year.  .

SECTION 10.4.  The Manager may, from time to time, in any calendar year propose amendments to the Approved Budget upon 15 days notice to the Parent, in which event the Executive Officers will have the right to approve the amendments in accordance with the process set out in Section 10.2 with the relevant time periods being amended accordingly.

SECTION 10.5.  Once the Approved Budget has been delivered, the Manager shall prepare and present to the Parent its estimate of the working capital requirements of the Vessels and the Subsidiaries and the Manager shall each month update this estimate.  Based thereon, the Manager shall each month make a request to the Parent and/or, as the case may be, the relevant Subsidiaries, in writing for the funds required to provide the Services to the Subsidiaries and to operate each Vessel for the ensuing month, including the payment of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions. The Manager may also make a request in writing to the Parent and/or, as the case may be, the relevant Subsidiaries, at any time for funds required for the payment of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions.  Such funds shall be received by the Manager within ten calendar days after the receipt by the Parent or, as the case may be, the relevant Subsidiary of the Manager’s written request and shall be held in a separate bank account in the name of the Manager or, if requested by the Manager, in the name of the Parent or of the relevant Subsidiary.

At the end of each quarter or, if the Manager from time to time so requires, month, the Manager shall preliminarily reconcile the amounts advanced to it by the Parent or, as the case may be, the relevant Subsidiary, with the amounts actually expended by it for the operation of each of the Vessels and/or the Subsidiaries, and (a) the Manager shall remit to the Parent, or credit to the Parent amounts to be advanced to it hereunder for future months, any unused portion of the amounts previously advanced by the Parent or, as the case may be, the relevant Subsidiary, or (b) the Parent shall pay to the Manager any amounts properly expended by the Manager in excess of the amounts previously advanced by the Parent or, as the case may be, the relevant Subsidiary.  The Parent and the Manager shall reconcile any amounts due to the Parent by the Manager or due to the Manager by the Parent for each fiscal year of the Parent as promptly as practicable following the close of each such fiscal year.  Without prejudice to Section 10.8, any expenses incurred by the Manager under the terms of this Agreement on behalf of any Subsidiary may be debited against the account of the respective Subsidiary, but shall in any event remain payable by the Parent and the relevant Subsidiary to the Manager on demand.

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SECTION 10.6.  The Manager shall also maintain the records of all costs and expenses incurred, including any invoices, receipts and supplementary materials as are necessary or proper for the settlement of accounts.

SECTION 10.7.  Insofar as any moneys are collected from third parties by the Manager under the terms of any Shipmanagement Agreement and/or any Supervision Agreement (other than moneys payable by a Subsidiary to the Manager), such moneys and any interest thereon shall be held to the credit of the relevant Subsidiary in a separate bank account in the name thereof.  Interest on any such bank account shall be for the benefit of the relevant Subsidiary.

SECTION 10.8.  Notwithstanding anything contained herein to the contrary, the Manager shall in no circumstances be required to use or commit its own funds to finance the provision of the Services.

SECTION 10.9.  To the extent that a Related Manager has been appointed in accordance with the terms of Section 2.3, it is agreed by the Parent and the Manager for the benefit of such Related Manager that the provisions of Article X shall apply to such Related Manager as if such provisions were repeated herein, but with references to:

(a)  the “Manager” being deemed as references to the relevant Related Manager;

(b)  the “Services” being deemed as references to the services to be performed by such Related Manager under the relevant management agreement;

(c)  the “Vessels” being deemed as references to the Vessels being managed by such Related Manager under a management agreement entered into directly with the relevant Subsidiaries;

(d)  the “Parent” being deemed as references to the relevant Subsidiaries; and

(e)  references to “this Agreement, any Shipmanagement Agreement and/or any Supervision Agreement” being deemed as references to any management agreement signed by such Related Manager directly with the relevant Subsidiaries.

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ARTICLE XI

LIABILITY AND INDEMNITY

SECTION 11.1.  Save for the obligation of the Parent to pay any moneys due to the Manager hereunder, neither any Subsidiary nor the Manager shall be under any liability to the other for any failure to perform any of their obligations hereunder by reason of Force Majeure.  “Force Majeure” shall mean any cause whatsoever of any nature or kind beyond the reasonable control of the relevant Subsidiary or the Manager, including, without limitation, acts of God, acts of civil or military authorities, acts of war or public enemy, acts of any court, regulatory agency or administrative body having jurisdiction, insurrections, riots, strikes or other labor disturbances, embargoes or other causes of a similar nature.

SECTION 11.2.  The Manager, including its officers, directors, employees, shareholders, agents, sub-contractors and any Submanager (the “Manager Related Parties”) shall be under no liability whatsoever to the Parent, any Subsidiary or to any third party (including the Crew) for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect (including but not limited to loss of profit arising out of or in connection with detention of or delay to a Vessel), and howsoever arising in the course of the performance of this Agreement, any Shipmanagement Agreement or any Supervision Agreement, unless and to the extent that the same is proved to have resulted solely from the gross negligence or willful misconduct of the Manager, its officers, employees, agents, sub-contractors or any Submanager.

SECTION 11.3.  Notwithstanding anything that may appear to the contrary in this Agreement or any Shipmanagement Agreement, the Manager shall not be liable for any of the actions of the Crew, even if such actions are negligent, grossly negligent or willful, except only to the extent that they are shown to have resulted from a failure by the Manager to discharge its obligations under clause 3.1 of each Shipmanagement Agreement, in which case the Manager’s liability shall be limited in accordance with the terms of this Article XI.

SECTION 11.4.  The Parent shall indemnify and hold harmless the Manager Related Parties against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement, any Shipmanagement Agreement or any Supervision Agreement and against and in respect of any loss, damage, delay or expense of whatsoever nature (including legal costs and expenses on a full indemnity basis), whether direct or indirect, incurred or suffered by any Manager Related Party arising out of or in connection with the performance of this Agreement, any Shipmanagement Agreement and any Supervision Agreement, unless incurred or suffered due to the gross negligence or willful misconduct of any Manager Related Party.

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SECTION 11.5.  It is hereby expressly agreed that no employee or agent of the Manager (including any sub-contractor from time to time employed by the Manager) shall in any circumstances whatsoever be under any liability whatsoever to the Parent, any Subsidiary or any third party for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment or agency and, without prejudice to the generality of the foregoing provisions in this Article XI, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Manager or to which the Manager is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Manager acting as aforesaid, and for the purpose of all the foregoing provisions of this Article XI, the Manager is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be the Manager’s servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.  Nothing in this Section 11.5 shall be construed so as to further limit any liability the Manager may have to the Subsidiaries under Section 11.2.

SECTION 11.6.  The provisions of this Article XI shall survive any termination of this Agreement.

ARTICLE XII

RIGHTS OF THE MANAGER AND RESTRICTIONS ON THE MANAGER’S AUTHORITY

SECTION 12.1.  Except as may be provided in this Agreement or in any separate written agreement between the Parent or any Subsidiary and the Manager or a Submanager, the Manager and any Submanager shall be an independent contractor and not the agent of the Parent or any Subsidiary and shall have no right or authority to incur any obligation on behalf of the Parent or any Subsidiary or to bind the Parent and/or any Subsidiary in any way whatsoever.  Nothing in this Agreement shall be deemed to make the Manager or any Submanager or any of their subsidiaries or employees an employee, joint venturer or partner of the Parent or any Subsidiary.

SECTION 12.2.  The Parent acknowledges that the Manager or, as the case may be, any Submanager shall have no responsibility hereunder, direct or indirect, with regard to the formulation of the business plans, policies, management or strategies (financial, tax, legal or otherwise) of the Parent or any Subsidiary, which is solely the responsibility of the Parent and each respective Subsidiary.  The Parent and each Subsidiary shall set its corporate policies independently through its respective board of directors and executive officers and nothing contained herein shall be construed to relieve such directors or officers from the performance of their duties or to limit the exercise of their powers.

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SECTION 12.3.  Notwithstanding the other provisions of this Agreement:

(a)  the Manager or, as the case may be, any Submanager may act with respect to a Subsidiary upon any advice, resolutions, requests, instructions, recommendations, direction or information obtained from such Subsidiary or any banker, accountant, broker, lawyer or other person acting as agent of or adviser to such Subsidiary and the Manager or, as the case may be, the relevant Submanager shall incur no liability to such Subsidiary for anything done or omitted or suffered in good faith in reliance upon such advice, instruction, resolution, recommendation, direction or information made or given by such Subsidiary or its agents, in the absence of gross negligence or willful misconduct by the Manager or, as the case may be, the relevant Submanager or their respective servants, and shall not be responsible for any misconduct, mistake, oversight, error of judgment, neglect, default, omission, forgetfulness or want of prudence on the part of any such banker, accountant, broker, lawyer, agent or adviser or other person as aforesaid;

(b)  the Manager or, as the case may be, a Submanager shall not be under any obligation to carry out any request, resolution, instruction, direction or recommendation of the Parent or any Subsidiary or their respective agents if the performance thereof is or would be illegal or unlawful; and

(c)  the Manager or, as the case may be, the relevant Submanager shall incur no liability to the Parent or any Subsidiary for doing or failing to do any act or thing which it shall be required to do or perform or forebear from doing or performing by reason of any provision of any law or any regulation or resolution made pursuant thereto or any decision, order or judgment of any court or any lawful request, announcement or similar action of any person or body exercising or purporting to exercise the legitimate authority of any government or of any central or local governmental institution in each case where the above entity has jurisdiction.

ARTICLE XIII

TERMINATION OF THIS AGREEMENT

SECTION 13.1.  This Agreement shall be effective as of the date hereof.  The term of this Agreement shall be extended after the end of the Initial Term on a year-to-year basis (each a “Subsequent Term”) unless the Parent, at least 12 months prior to the end of the then current term, gives written notice to the Manager that it wishes to terminate this Agreement at the end of the then current term.  In no event will the term of this Agreement (the “Term”) extend beyond the date falling twenty years after the last day of the Initial Term.

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SECTION 13.2.  The Parent shall be entitled to terminate this Agreement by notice in writing to the Manager if:

(a)  the Manager defaults in the performance of any material obligation under this Agreement, subject to a cure right of 20 Business Days following written notice by the Parent, PROVIDED ALWAYS, that any default of the Manager to perform any of its obligations under a particular Shipmanagement Agreement or any Supervision Agreement, shall not, in itself, entitle the Parent to terminate this Agreement pursuant to this Section 13.2(a) and shall only allow the relevant Subsidiary to terminate the relevant Shipmanagement Agreement or Supervision Agreement;

(b)  any moneys due and payable to the Parent or third parties by the Manager under this Agreement is not paid or accounted for within 10 Business Days following written notice by the Parent;

(c)  there is a Change in Control of the Manager; or

(d)  the Manager is convicted of, enters a plea of guilty or nolo contendere with respect to, or enters into a plea bargain or settlement admitting guilt for a crime (including, for the avoidance of doubt, fraud), which conviction, plea bargain or settlement is demonstrably and materially injurious to the Parent, PROVIDED ALWAYS, such crime is not a misdemeanor and PROVIDED ALWAYS further that such crime has been committed solely and directly by an officer or director of the Manager acting within the terms of his or her employment or office.

SECTION 13.3.  The Manager shall be entitled to terminate this Agreement by notice in writing to the Parent if:

(a)  any moneys payable by the Parent under this Agreement is not paid when due or if due on demand within 20 Business Days following demand by the Manager;

(b)  the Parent defaults in the performance of any other material obligations under this Agreement, subject to a cure right of 20 Business Days following written notice by the Manager; or

(c)  there is a Change in Control of the Parent;

SECTION 13.4.  Either party shall be entitled to terminate this Agreement by notice in writing to the other party if:

(a)  the other party ceases to conduct business, or all or substantially all of the equity-interests, properties or assets of such other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 Business Days;

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(b)  (i) the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation; (ii) a petition is filed against the other party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 Business Days of its filing; (iii) the other party shall admit in writing its insolvency or its inability to pay its debts as they mature; (iv) an order is made for the appointment of a liquidator, manager, receiver or trustee of the other party of all or a substantial part of its assets; (v) if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or a substantial part of the other party’s undertaking, property or assets; or (vi) if an order is made or a resolution is passed for the other party’s winding up;

(c)  the other party is prevented from performing its obligations hereunder, in any material respect, by reasons of Force Majeure for a period of two or more consecutive months; or

(d)  all Supervision Agreements and all Shipmanagement Agreements are terminated in accordance with the respective terms thereof.

SECTION 13.5.  Upon the effective date of termination pursuant to this Article XIII, the Manager shall promptly terminate its services hereunder, after taking reasonable commercial steps to minimize any interruption to the business of the Subsidiaries.

SECTION 13.6.  Upon termination, the Manager shall, as promptly as possible, submit a final accounting of funds received and disbursed under this Agreement, any Supervision Agreement and/or any Shipmanagement Agreement and of any remaining Management Fees and/or any other funds due from the Parent or any other Subsidiary, calculated pro rata to the date of termination, and any non-disbursed funds of any Subsidiary in the Manager’s possession or control will be paid by the Manager as directed by such Subsidiary promptly upon the Manager’s receipt of all sums then due to it under this Agreement, any Supervision Agreement and/or any Management Agreement, if any.

SECTION 13.7.  Upon termination of this Agreement, the Manager shall release to the relevant Subsidiaries the originals where possible, or otherwise certified copies, of all such accounts and all documents specifically relating to each Vessel or the provision of the Services.

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SECTION 13.8.  Upon termination of this Agreement either by the Manager for any reason (other than pursuant to Section 13.4(c)) or by the Parent pursuant to Section 13.1, the Parent shall be liable to pay to the Manager as liquidated damages an amount in U.S. Dollars equal to the lesser of (a) ten times and (b) the number of full years remaining prior to the date falling twenty years after the last day of the Initial Term times, in each case, the aggregate fees due and payable to the Manager under the terms of this Agreement during the 12-month period ending on the date of termination of this Agreement (without taking into account any reduction to the fees payable to the Manager under Section 9.1(a) in the event that a Submanager has been appointed as provided therein), PROVIDED ALWAYS, that the amount of liquidated damages payable hereunder shall never be less than two times the aggregate fees due and payable to the Manager under the terms of this Agreement during the 12-month period ending on the date of termination of this Agreement.

SECTION 13.9.  The provisions of this Article XIII shall survive any termination of this Agreement.

ARTICLE XIV

NOTICES

SECTION 14.1.  All notices, consents and other communications hereunder, or necessary to exercise any rights granted hereunder, shall be in writing, sent either by prepaid registered mail or telefax, and will be validly given if delivered on a Business Day to an individual at the following address:

Costamare Inc.
Guildo Pastor Center
7 rue Gabian
98000 Monaco

Email:  info@costamare.mc
Attention: Gerant

Costamare Shipping Company S.A.
60 Zephyrou Street & Syngrou
Avenue, Palaio Faliro, Athens, Greece

Email: info@costamare.com
Attention: General Manager

ARTICLE XV

APPLICABLE LAW

SECTION 15.1.  This Agreement and any non-contractual obligations connected with it shall be governed by, and construed in accordance with, the laws of England.

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SECTION 15.2.  Except for Sections 2.3, 3.5, 9.5, 9.6 and 10.9 and Articles XI and XII which can be relied on by a Related Manager, no other term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

ARTICLE XVI

ARBITRATION

SECTION 16.1.  All disputes arising out of this Agreement and/or any non-contractual obligations connected with it shall be arbitrated in London in the following manner.  One arbitrator is to be appointed by each of the parties hereto and a third by the two so chosen.  Their decision or that of any two of them shall be final.  The arbitrators shall be commercial persons, conversant with shipping matters.  Such arbitration is to be conducted in accordance with the London Maritime Arbitration Association (LMAA) Terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof.

SECTION 16.2.  In the event that a party hereto shall state a dispute and designate an arbitrator in writing, the other party shall have 10 Business Days to designate its own arbitrator.  If such other party fails to designate its own arbitrator within such period, the arbitrator appointed by the first party can render an award hereunder.

SECTION 16.3.  Until such time as the arbitrators finally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

SECTION 16.4.  The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of this Agreement, including but not limited to the posting of security.  Awards pursuant to this Article XVI may include costs and judgments may be entered upon any award made herein in any court having jurisdiction.

ARTICLE XVII

MISCELLANEOUS

SECTION 17.1.  This Agreement constitutes the sole understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, with respect thereto.  This Agreement may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

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SECTION 17.2.  During the term hereof, the Manager will not provide services hereunder through, or otherwise cause any Subsidiary to have, an office or fixed place of business in the United States.

SECTION 17.3.  This Agreement may be executed in one or more written counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the undersigned have executed this Agreement as of the date first above written.

COSTAMARE INC.

By:
Name: Konstantinos Konstantakopoulos
Title: Director

COSTAMARE SHIPPING COMPANY S.A.

By:
Name: Ioannis Papaioannou
Title: Director

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APPENDIX I

FORM OF SHIP MANAGEMENT AGREEMENT

1.	Date of Agreement		THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)
[to be dated the date of execution]
STANDARD SHIP MANAGEMENT AGREEMENT

CODE NAME: “SHIPMAN 98”
Part I
2.	Owners (name, place of registered office and law of registry) (Cl. 1)	3.	Managers (name, place of registered office and law of registry) (Cl. 1)

	Name		Name
	[name of relevant Subsidiary]		Costamare Shipping Company S.A.

	Place of registered office		Place of registered office
	[to be completed]		Panama City, Republic of Panama

	Law of registry		Law of registry
	[to be completed]		Republic of Panama
4.	Day and year of commencement of Agreement (Cl. 2)
[to be completed on execution]
5.	Crew Management (state “yes” or “no” as agreed) (CI. 3.1)	6.	Technical Management (state “yes” or “no” as agreed) (Cl. 3.2)
	YES		YES

7.	Commercial Management (state “yes” or “no” as agreed) (Cl. 3.3)	8.	Insurance Arrangements (state “yes” or “no” as agreed) (Cl. 3.4)
	YES		YES

9.	Accounting Services (state “yes” or “no” as agreed) (Cl. 3.5)	10.	Sale or purchase of the Vessel (state “yes” or “no” as agreed) (Cl. 3.6)
	YES		YES

11.	Provisions (state “yes” or “no” as agreed) (Cl. 3.7)	12.	Bunkering (state “yes” or “no” as agreed) (Cl. 3.8)
	YES		YES

13.	Chartering Services Period (only to be filled in if “yes” stated in Box 7) (Cl. 3.3(i))	14.	Owners’ Insurance (state alternative (i), (ii) or (iii) of Cl. 6.3)
	36 months (including any optional extensions applicable)		Clause 6.3(ii)

15.	~~Annual~~ Management Fee (state ~~annual~~ amount) (Cl. 8.1)	16.	Severance Costs (state maximum amount) (Cl. 8.4(ii)
	See Clause 8.1		not applicable

17.	Day and year of termination of Agreement (Cl. 17)	18.	Law and Arbitration (state alternative 19.1, 19.2 or 19.3; if 19.3 place of arbitration must be stated) (Cl. 19)
	see Clause 17		see Clause 19.1

19.	Notices (state postal ~~and-cable~~-address~~, telex~~ and telefax number for serving notice and communication to the Owners) (Cl. 20)	20.	Notices (state postal ~~and cable~~ address~~, telex~~ and telefax number for serving notice and communication to the Managers) (Cl. 20)
c/o Costamare Inc.
	Guildo Pastor Center		60 Zephyrou Street & Syngrou Avenue
	7 rue de Gabian		Athens, Greece
	98000 Monaco		Email: info@costamare.com
Attention: General Manager
Email: legal@costamare.com
Attention: Gerant

Signature(s) (Owners)			Signature(s) (Managers)
[name of relevant Subsidiary]			COSTAMARE SHIPPING COMPANY S.A.

It is mutually agreed between the party stated in Box 2 and the party stated in Box 3 that this Agreement consisting of PART I and PART II as well as Annex “A” (Details of Vessel)~~, “B” (Details of Crew),~~ “C” ~~(Budget) and “D” (Associated vessels)~~ attached hereto, shall be performed subject to the conditions contained herein. In the event of a conflict of conditions, the provisions of PART I and Annex “A”~~,~~ “~~B~~”~~,~~ “~~C~~” ~~and~~ “D” shall prevail over those of PART II to the extent of such conflict but no further.~~.~~

This document is a computer generated SHIPMAN 98 form printed by authority of BIMCO. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original BIMCO approved document shall apply. BIMCO assumes no responsibility for any loss, damage or expense as a result of discrepancies between the original BIMCO approved document and the computer generated document.

A-I-1

ANNEX “A” (DETAILS OF VESSEL OR VESSELS) TO
THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO)
STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: “SHIPMAN 98”

Date of Agreement:

Name of Vessel(s):

Particulars of Vessel(s):

A-I-2

~~ANNEX “B” (DETAILS OF CREW) TO THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO) STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: “SHIPMAN 98”~~

~~Date of Agreement:~~

~~_______~~

~~Name of Vessel(s):~~
~~_______~~

~~Numbers~~	~~Rank~~	~~Nationality~~
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______
_______	_______	_______

A-I-3

~~ANNEX “C” (BUDGET) TO THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO) STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: “SHIPMAN 98”~~

~~Date of Agreement:~~

~~_______~~

~~Managers’ Budget for the first year with effect from the Commencement Date of this Agreement:~~
_______

A-I-4

~~ANNEX “D” (ASSOCIATED VESSELS) TO THE BALTIC AND INTERNATIONAL MARITIME COUNCIL (BIMCO) STANDARD SHIP MANAGEMENT AGREEMENT - CODE NAME: “SHIPMAN 98”~~

~~NOTE: PARTIES SHOULD BE AWARE THAT BY COMPLETING THIS ANNEX “D” THEY WILL BE SUBJECT TO THE PROVISIONS OF SUB-CLAUSE 18.1(i) OF THIS AGREEMENT.~~

~~Date of Agreement:~~

~~_______~~

~~Details of Associated Vessels:~~
_______

A-I-5

PART II
“SHIPMAN 98” Standard Ship Management Agreement
1. Definitions	1
In this Agreement save where the context otherwise requires,	2
the following words and expressions shall have the meanings	3
hereby assigned to them.	4
“Owners” means the party identified in Box 2.	5
“Managers” means the party identified in Box 3.	6
“Vessel” means the vessel or vessels details of which are set out	7
in Annex “A” attached hereto.	8
“Business Days” shall have the same meaning as ascribed thereto
in Section 1.1 of the Framework Agreement.	8
“Crew” means the Master, officers and ratings employed on the	9
Vessel from time to time ~~of the numbers,~~
~~rank and nationally specified in~~ Annex “B” ~~attached hereto~~.	10
~~“Crew support Code” means all expenses of a general nature~~	11
~~which are not particularly referable to any individual vessel for~~	12
~~the time being managed by the Managers and which are incurred~~	13
~~by the Managers for the purpose of providing an efficient and~~	14
~~economic management service and, without prejudice to the~~	15
~~generality of the foregoing, shall include the cost of crew standby~~	16
~~pay, training schemes for officers and ratings, cadet training~~	17
~~schemes, sick pay, study pay, recruitment and interviews.~~	18
“Related Manager” shall have the meaning as ascribed thereto	19
in Section 1.1 of the Framework Agreement.
“Severance Costs” means the costs which the employers are
legally obliged to pay to or in respect of the Crew as a result of	20
the early termination of any employment contract for service on	21
the Vessel.	22
“Crew Insurances” means insurances against crew risks which	23
shall include but not be limited to death, sickness, repatriation,	24
injury, shipwreck unemployment indemnity and loss of personal	25
effects.	26
“Framework Agreement” means the agreement dated
2 November 2015 made between the Parent and the Managers as amended and restated from time to time.
“Management Services” means the services specified in sub-	27
clauses 3.1 to 3.8 as indicated affirmatively in Boxes 5 to 12.	28
“ISM Code” means the International Management Code for the	29
Safe Operation of Ships and for Pollution Prevention as adopted	30
by the International Maritime Organization (IMO) by resolution	31
A.741(18) or any subsequent amendment thereto.	32
“ISPS Code” means the International Ship and Port Facility.
Security Code constituted pursuant to resolution A.924(22) of the International Maritime Organisation now set out in Chapter
XI-2 of the International Convention for the Safety of Life at Sea
(SOLAS) 1974 (as amended) and the mandatory ISPS Code as
adopted by a Diplomatic Conference of the International
Maritime Organisation on Maritime Security in December 2002
and includes any amendments or extensions to it and any
regulation issued pursuant to it.
“Parent” means Costamare Inc. of Trust Company
Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the
Marshall Islands MH96960.
“STCW 95” means the International Convention on Standards	33
of Training, Certification and Watchkeeping for Seafarers, 1978,	34
as amended in 1995 or any subsequent amendment thereto.	35

2. Appointment of Managers	36
With effect from the day and year stated in Box 4 and continuing	37
unless and until terminated as provided herein, the Owners	38
hereby appoint the Managers as the technical and commercial	39
managers of the Vessel and the Managers hereby agree
to act as the technical and commercial Mmanagers of the Vessel.	40

3. Basis of Agreement
Subject to the terms and conditions herein provided, during the	42
period of this Agreement, the Managers shall carry out	43
Management Services in respect of the Vessel as agents for	44
and on behalf of the Owners.	45
T he Managers shall have authority
to take such actions as they may from time to time in their absolute	46
discretion consider to be necessary to enable them to perform	47
this Agreement in accordance with sound ship management	48
practice.	49

3.1 Crew Management	50
(only applicable if agreed according to Box 5)	51
The Managers shall provide suitably qualified Crew for the Vessel	52
as required by the Owners in accordance with the STCW 95	53
requirements, provision of which includes but is not limited to	54
the following functions:	55
(i) selecting and engaging the Vessel’s Crew, including payroll	56
arrangements, pension administration, and insurances for	57
the Crew other than those mentioned in Clause 6;	58
(ii) ensuring that the applicable requirements of the law of the	58
flag of the Vessel are satisfied in respect of manning levels,	60
rank, qualification and certification of the Crew and	61
employment regulations including Crew’s tax, social	62
insurance, discipline and other requirements;	63
(iii) ensuring that all members of the Crew have passed a medical	64
examination with a qualified doctor certifying that they are fit	65
for the duties for which they are engaged and are in possession	66
of valid medical certificates issued in accordance with	67
appropriate flag State requirements. In the absence of	68
applicable flag State requirements the medical certificate shall	69
be dated not more than three months prior to the respective	70
Crew members leaving their country of domicile and	71
maintained for the duration of their service on board the Vessel;	72
(iv) ensuring that the Crew shall have a command of the English	73
language of a sufficient standard to enable them to perform	74
their duties safely;	75
(v) arranging transportation of the Crew, including	76
repatriation, board and lodging as and when required at rates and types of accommodations as customary in the industry;
(vi) training of the Crew and supervising their efficiency;	77
(vii) keeping and maintaining full and complete records of any	78
labor agreements which may be entered into with the Crew and, if applicable, conducting union negotiations;
(viii) operating the Managers’ drug and alcohol policy unless	79
otherwise agreed in writing.	80

3.2 Technical Management	81
(only applicable if agreed according to Box 6)	82
The Managers shall provide technical management which	83
includes, but is not limited to, the following functions:	84
(i) provision of competent personnel to supervise the	85
maintenance and general efficiency of the Vessel;	86
(ii) arrangement and supervision of dry dockings, repairs,	87
alterations and the upkeep of the Vessel to the standards	88
required by the Owners provided that the Managers shall	89
be entitled to incur the necessary expenditure to ensure	90
that the Vessel will comply with the law of the flag of the	91
Vessel and of the places where she trades, and all	92
requirements and recommendations of the classification	93
society;	94
(iii) arrangement of the supply of necessary stores, spares and	95
lubricating oil;	96
(iv) appointment of surveyors and technical consultants as the	97
Managers may consider from time to time to be necessary;	98
(v) development, implementation and maintenance of a Safety	99
Management System (SMS) in accordance with the ISM	100
Code (see sub-clauses 4.2 and 5.3) and of a security system in	101
accordance with the ISPS Code;
(vi) handling any claims against the builder of the Vessel
arising out of the relevant shipbuilding contract,
if applicable; and
(vii) on request by the Owners, providing the Owners with a
copy of any inspection report, survey, valuation or any other

This document is a computer generated SHIPMAN 98 form printed by authority of BIMCO. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original BIMCO approved document shall apply. BIMCO assumes no responsibility for any loss, damage or expense as a result of discrepancies between the original BIMCO approved document and the computer generated document.

A-I-6

PART II
“SHIPMAN 98” Standard Ship Management Agreement
similar report prepared by any shipbrokers, surveyors, the
Class etc..

3.3 Commercial Management	102
(only applicable if agreed according to Box 7)	103
The Managers shall provide the commercial operation of the	104
Vessel, as required by the Owners, which includes, but is not	105
limited to, the following functions:	106
(i) providing chartering services in accordance with the Owners’	107
instructions which include, but are not limited to, seeking	108
and negotiating employment for the Vessel and the conclusion	109
(including the execution thereof) of charter parties or other	110
contracts relating to the employment of the Vessel, whether on a	111
voyage, time, demise, contract of affreightment or other
basis. If such a
contract exceeds the period	112
stated in Box 13, consent thereto
in writing shall first be obtained from the Owners.	113
(ii) arranging of the proper payment to Owners or their nominees	114
of all hire and/or freight revenues or other moneys of	115
whatsoever nature to which Owners may be entitled arising	116
out of the employment of or otherwise in connection with the	117
Vessel;.	118
(iii) providing voyage estimates and accounts and calculating of	119
hire, freights, demurrage and/or dispatch moneys due from	120
or due to the charterers of the Vessel;	121
(iv) issuing to the Crew ~~of~~appropriate voyage instructions and	122
monitoring voyage performance;
(v) appointing agents;	123
(vi) appointing stevedores;	124
(vii) arranging surveys associated with the commercial operation	125
of the Vessel;	126
(viii) carrying out the necessary communications with the
shippers, charterers and others involved with the receiving
and handling of the Vessel at the relevant loading and
discharging ports, including sending any notices required
under the terms of the Vessel’s employment at the time;
(ix) invoicing on behalf of the Owners all freights, hires,
demurrages, outgoing claims, refund of taxes, balances of
disbursements, statements of account and other sums due
to the Owners and account receivables arising from the
operation of the Vessel and, upon the request of the Owners, issuing releases on behalf of the Owners upon receipt of
payment or settlement of any such amounts;
(x) preparing off-hire statements and/or hire statements;
(xi) procuring and arranging for port entrance and clearance, pilots, consular approvals and other services necessary for
the management and safe operation of the Vessel; and
(xii) reporting to the Owners of any major casualties,
damages received or caused by the Vessel or any major
release or discharge of oil or other hazardous material not in compliance with any laws.
3.4 Insurance Arrangements’	127
(only applicable if agreed according to Box 8)	128
The Managers shall arrange insurances in accordance with	129
Clause 6, on such terms and conditions as the Owners shall	130
have instructed or agreed, in particular regarding underwriters	131
conditions,
insured values, deductibles and franchises.	132

3.5 Accounting Services	133
(only applicable if agreed according to Box 9)	134
Without prejudice to the relevant provisions of the	135
Framework Agreement and, in particular, but without
limitation, Section 4.9, Section 5.1 and Section 10.6 thereof,
~~T~~the Managers shall:
(I) establish an accounting system which meets the	136
requirements of the Owners and provide regular accounting	137
services, supply regular reports and records,	138
(ii) maintain the records of all costs and expenditure incurred	139
as well as data necessary or proper for the settlement of	140
accounts between the parties.	141

3.6 Sale or Purchase of the Vessel	142
(only applicable if agreed according to Box 10)	143
The Managers shall, in accordance with the Owners’ instructions,	144
supervise the sale or purchase of the Vessel, including the	145
performance of any sale or purchase agreement, but not	146
negotiation of the same. The Managers shall, on the request of	147
the Owners, either directly or by employing the services of a broker, endeavor to procure a buyer for the Vessel at a price and otherwise on terms acceptable to the Owners.
3.7 Provisions (only applicable if agreed according to Box 11)	148
The Managers shall arrange for the supply of provisions.	149

3.8 Bunkering (only applicable if agreed according to Box 12)	150
The Managers shall arrange for the provision of bunker fuel of the	151
quality specified by the Owners as required for the Vessel’s trade.	152

4. Managers’ Obligations	153
4.1 Without prejudice to the relevant provisions of the Framework	154
Agreement and in particular, but without limitation
to the foregoing, the provisions of Section 2.3, Section 4.1 and
Section 4.5 thereof, the Managers undertake to
use their ~~best-endeavors~~ commercially reasonable efforts to
provide the agreed Management Services as agents for and on	155
behalf of the Owners in accordance with sound ship management	156
practice and to protect and promote the interests of the Owners in	157
all matters relating to the provision of services hereunder.	158
Provided, however, that the Managers in the performance of their	159
management responsibilities under this Agreement shall be entitled	160
to have regard to their overall responsibility in relation to all vessels	161
as may from time to time be entrusted to their management and	162
in particular, but without prejudice to the generality of the foregoing,	163
the Managers shall be entitled to allocate available supplies,	164
manpower and services in such manner as in the prevailing	165
circumstances the Managers in their absolute discretion consider	166
to be fair and reasonable.	167
4.2 Where the Managers are providing Technical Management	168
in accordance with sub-clause 3.2, they shall procure that the	169
requirements of the law of the flag of the Vessel are satisfied and	170
they shall in particular be deemed to be the “Company’ as defined	171
by the ISM Code, assuming the responsibility for the operation of	172
the Vessel and taking over the duties and responsibilities imposed	173
by the ISM Code and/or the ISPS Code when applicable.	174

5. Owners’ Obligations	175
5.1 Without prejudice to the relevant provisions of the Framework	176
Agreement, ~~T~~the Owners shall pay all sums due to
the Managers punctually
in accordance with the terms of this Agreement.	177
5.2 Where the Managers are providing Technical Management	178
in accordance with sub-clause 3.2, the Owners shall:	179
(i) procure that all officers and ratings supplied by them or on	180
their behalf comply with the requirements of STCW 95;	181
(ii) instruct such officers and ratings to obey all reasonable orders	182
of the Managers in connection with the operation of the	183
Managers’ safety management system.	184
5.3 Where the Managers are not providing Technical Management	185
in accordance with sub-clause 3.2, the Owners shall procure that	186
the requirements of the law of the flag of the Vessel are satisfied	187
and that they, or such other entity as may be appointed by them	188
and identified to the Managers, shall be deemed to be the	189
“Company” as defined by the ISM Code assuming the responsibility	190
for the operation of the Vessel and taking over the duties and	191
responsibilities imposed by the ISM Code when applicable.	192

This document is a computer generated SHIPMAN 98 form printed by authority of BIMCO. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original BIMCO approved document shall apply. BIMCO assumes no responsibility for any loss, damage or expense as a result of discrepancies between the original BIMCO approved document and the computer generated document.

A-I-7

PART II
“SHIPMAN 98” Standard Ship Management Agreement

6.Insurance Policies	193
The Owners shall procure, whether by instructing the Managers	194
under sub-clause 3.4 or otherwise, that throughout the period of	195
this Agreement:	196
6.1 at the Owners’ expense, the Vessel is insured for not less	197
than her sound market value or entered for her full gross tonnage,	198
as the case may be for:	199
(i) usual hull and machinery marine risks (including crew	200
negligence) and excess liabilities;	201
(ii) protection and indemnity risks (including pollution risks and	202
Crew insurances); ~~and~~	203
(iii) war risks (including protection and indemnity and crew risks);	204
and
(iv) any other insurance that the Owners determine or the
Managers advise them in writing that, in either case, it is
prudent or, as the case may be, appropriate on the basis of
prevailing market practices to be obtained in respect of the
Vessel, its freight/hire or any third party liabilities,
in each case in accordance with the best practice of prudent owners	205
of
vessels of a similar type to the Vessel, with first class insurance	206
companies, underwriters or associations (“the Owners’	207
Insurances”);	208
6.2 all premiums and calls and applicable deductibles and/or	209
franchises on the Owners’ Insurances are paid
promptly by their due date,	210
6.3 the Owners’ Insurances name the Managers and, subject	211
to underwriters’ agreement, any third party designated by the	212
Managers as a joint assured, with full cover, with the Owners	213
obtaining cover in respect of each of the insurances specified in	214
sub-clause 6.1:	215
(i) on terms whereby the Managers and any such third party	216
are liable in respect of premiums or calls arising in connection	217
with the Owners’ Insurances; or	218
(ii) if reasonably obtainable, on terms such that neither the	219
Managers nor any such third party shall be under any	220
liability in respect of premiums or calls arising in connection	221
with the Owners’ Insurances; or	222
(iii) on such other terms as may be agreed in writing.	223
Indicate alternative (i), (ii) or (iii) in Box 14. If Box 14 is left	224
blank then (i) applies.	225
6.4 written evidence is provided, to the reasonable satisfaction	226
of the Managers, of their compliance with their obligations under	227
Clause 6 within a reasonable time of the commencement of	228
the Agreement, and of each renewal date and, If specifically	229
requested, of each payment date of the Owners’ Insurances,	230

7. Income Collected and Expenses Paid on Behalf of Owners	231
7.1 Without prejudice to the provisions of Section 10.7 of the	232
Framework Agreement, all moneys collected by the
Managers under the terms of
this Agreement (other than moneys payable by the Owners to	233
the Managers) and any interest thereon shall be held to the	234
credit of the Owners in a separate bank account.	235
7.2 Without prejudice to the provisions of Section 9.7, Section	236
10.5 and Section 10.8 of the Framework Agreement, ~~A~~ll
expenses incurred by the Managers under the terms
of this Agreement on behalf of the Owners (including expenses	237
as provided in Clause 8) may be debited against the Owners	238
in the account referred to under sub-clause 7.1 but shall in any	239
event remain payable by the Owners to the Managers on	240
demand. For the avoidance of doubt, the Managers can make	241
such demand on the Owners as well as on the Parent as
provided in Section 10.5 of the Framework Agreement.
Furthermore and without prejudice to the generality of the
provisions of this Clause 7, the Managers shall, subject to being placed in funds by the Owners or the Parent, arrange for the payment of all ordinary charges incurred in connection with the
Management Services, including, but not limited to, all canal tolls, port charges, any amounts due to any governmental
authority with respect to the Crew and all duties and taxes in respect of the Vessel, the cargo, hire or freight (whether levied against the Owners, the Parent or the Vessel), insurance
premiums, advances of balances of disbursements, invoices for bunkers, stores, spares, provisions, repairs and any other
material and/or service in respect of the Vessel.
8. Management Fees	242
8.1 The Owners shall pay to the Managers for their services	243
as Managers under this Agreement ~~an-annual~~ the management	244
fees as stated in Box 15 Section 9.1(a) and Section 9.1(b) of the	245
Framework Agreement -which shall be payable ~~by-equal~~
~~monthly installments in advance, the first installment being~~ monthly	246
in accordance with the provisions of Article IX of the Framework
Agreement.
~~payable on the commencement of the Agreement (see~~ Clause	247
2 ~~and~~ Box 4~~) and subsequent installments being payable every~~	248
~~month.~~	249
8.2 The management fees shall be subject to ~~an annual~~-review	250
in accordance with the provisions of Sections 9.2 and 9.3 of the	251
Framework Agreement ~~the anniversary date of the~~
~~Agreement and the proposed~~
~~fee shall be presented in the annual budget referred to in sub-~~	252
clause 9.1.	253
8.3 ~~The Managers shall, at no extra cost to the Owners, provide~~	254
~~their own office accommodation, office staff, facilities and~~	255
~~stationery.~~ Without limiting the generality of Clause 7 the Owners	256
shall reimburse the Managers for postage and communication	257
expenses, travelling expenses, and other out of pocket	258
expenses properly incurred by the Managers in pursuance of	259
the Management Services.	260
8.4 The provisions of Section 9.4, Section 9.5, Section 9.6 and	261
Section 9.7 of the Framework Agreement shall be
deemed as incorporated herein mutatis mutandis.
8.5 The Managers have the right to demand the payment of any of the management fees and expenses payable under this
Agreement either from the Parent or the Owners. Payment of
any such fees or expenses or any part thereof by either the
Parent or the Owners shall prevent the Managers from making a claim on the other person for the same amount to the extent
that the same has been already paid to the Managers.
~~in the event of the appointment of the Managers being~~
~~terminated by the Owners of the Managers in accordance with~~	262
~~the provisions of Clauses 17 and 18 other than by reason of~~	263
~~default by the Managers, or if the Vessel is lost, sold or otherwise~~	264
~~Disposed of, the “management fee” payable to the Managers~~	265
~~According to the provisions of sub-clause 8.1, shall continue to~~	266
~~be payable for a further period of three calendar months as~~	267
~~from the termination date. In addition, provided that the~~	268
~~Managers provide Crew for the Vessel in accordance with sub-~~	269
~~clause 3.1.~~	270
~~(i)  the Owners shall continue to pay Crew Support Costs during~~	271
~~the said further period of three calendar months and~~	272
~~(ii) the Owners shall pay an equitable proportion of any~~	273
~~Severance Costs which may materialize, not exceeding~~	274
~~the amount stated in Box 16.~~	275
~~8.5 If the Owners decide to lay up the Vessel whilst this~~	276
~~Agreement remain in force and such lay up lasts for more~~	277
~~than three months, an appropriate reduction of the management~~	278
~~fee for the period exceeding three months until one month~~	279
~~before the Vessel is again put into service shall be mutually~~	280
~~agreed between the parties.~~	281
~~8.6 Unless otherwise agreed in writing all discounts and~~	282
~~commissions obtained by the Managers in the course of the~~	283
~~management of the Vessel shall be credited to the Owners~~	284

This document is a computer generated SHIPMAN 98 form printed by authority of BIMCO. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original BIMCO approved document shall apply. BIMCO assumes no responsibility for any loss, damage or expense as a result of discrepancies between the original BIMCO approved document and the computer generated document.

A-I-8

PART II
“SHIPMAN 98” Standard Ship Management Agreement
9. Budgets and Management of Funds	285
9.1 The Owners are aware that the Managers will be preparing	286
budgets in connection with, inter alia, the provision of the
Management Services which the Managers will be submitting
for approval to the Parent in accordance with the provisions of
Article X of the Framework Agreement. ~~The Managers~~
~~shall present to the Owners annually a~~
~~budget for the following twelve months in such form as the~~	287
~~Owners require. The budget for the first year hereof is set out~~	288
~~in Annex “C” hereto. Subsequent annual budgets shall be~~	289
~~prepared by the Managers and submitted to the Owners not~~	290
~~less than three months before the anniversary date of the~~	291
~~commencement of this Agreement (see Clause 2 and Box 4).~~	292
~~9.2 The Owners shall indicate to the Managers their acceptance~~	293
~~and approval of the annual budget within one month of~~	294
~~presentation and in the absence of any such indication the~~	295
~~Managers shall be entitled to assume that the Owners have~~	296
~~accepted the proposed budget.~~	297
~~9.3 Following the agreement of the budget, the Managers shall~~	298
~~prepare and present to the Owners their estimate of the working~~	299
~~capital requirement of the Vessel and the Managers shall each~~	300
~~month up date this estimate. Based thereon,~~ Without prejudice to the right of the Managers to ask for funds in relation to the Management Services directly from the Parent in accordance with the relevant provisions of the Framework Agreement, the Managers shall	301
each month request the Owners in writing for the funds required	302
to run the Vessel for the ensuing month, including the payment	303
of any occasional or extraordinary item of expenditure, such as	304
emergency repair costs, additional insurance premiums, bunkers	305
or provisions. Such funds shall be received by the Managers	306
within ten running days after the receipt by the Owners of the	307
Managers’ written request and shall be held ~~to the credit of the~~	308
~~Owners~~ in a separate bank account in the name of the Managers or, if requested by the Managers, in the name of the Owners.	309
~~9.4 The Managers shall produce a comparison between~~	310
~~budgeted and actual income and expenditure of the Vessel in~~	311
~~such form as required by the Owners monthly or at such other~~	312
~~intervals as mutually agreed.~~	313
9.5 Notwithstanding anything contained herein to the contrary,	314
the Managers shall in no circumstances be required to use or	315
commit their own funds to finance the provision of the	316
Management Services.	317

10.Managers’ Right to Sub-Contract	318
Except to a Related Manager (where the Manager may subcontract any of their obligations hereunder, without need of obtaining the Owners’ consent for doing so), or as provided in the Framework Agreement, ~~T~~the Managers shall not have the right to sub-contract any of	319
their obligations hereunder, including those mentioned in sub-	320
clause 3.1, without the prior written consent of the Owners which	321
shall not be unreasonably withheld and which shall be promptly responded to. In the event of such a sub-	322
contract the Managers shall remain fully liable for the due	323
performance of their obligations under this Agreement.	324

11. Responsibilities	325
The parties agree that the provisions of Sections 11.1 to 11.5
(inclusive) of the Framework Agreement, shall apply to
this Agreement mutatis mutandis, save that references therein to “any Shipmanagement Agreement or any Supervision
Agreement” shall be omitted and references to “Parent”, “any
Subsidiary”, “Manager”, “any Submanager”, “a
Vessel”, “Section”, “Management Fees”, “each
Shipmanagement Agreement”, “Subsidiaries” and “Article Xl” shall be construed as references to the Owners, the Owners, the
Managers, any submanager, the Vessel, Clause, management
fee, this Agreement, the Owners and Clause 11, respectively,

when used here in

~~11.1 Force Majeure - Neither the Owners nor the Managers~~
~~shall be under any liability for any failure to perform any of their~~	327
~~obligations hereunder by reason of any cause whatsoever of~~	328
~~any nature or kind beyond their reasonable control~~	329
~~11.2 Liability to Owners – (i) Without prejudice to sub-clause~~	330
~~11.1, the Managers shall be under no liability whatsoever to the~~	331
~~Owners for any loss, damage, delay or expense of whatsoever~~	332
~~nature, whether direct or indirect, (including but not limited to~~	333
~~loss of profit arising out of or in connection with detention of or~~	334
~~delay to the Vessel) and howsoever arising in the course of~~	335
~~performance of the Management Services UNLESS same is~~	336
~~proved to have resulted solely from the negligence, gross~~	337
~~negligence or wilful default of the Managers or their employees,~~	338
~~or agents or sub-contractors employed by them in connection~~	339
~~with the Vessel, in which case (save where loss, damage, delay~~	340
~~or expense has resulted from the Managers’ personal act or~~	341
~~omission committed with the intent to cause same or recklessly~~	342
~~and with knowledge that such loss, damage, delay or expense~~	343
~~would probably result) the Managers’ liability for each incident~~	344
~~or series of incidents giving rise to a claim or claims shall never~~	345
~~Exceed a total of ten times the annual management fee payable~~	346
~~hereunder,~~	347
~~(ii) Notwithstanding anything that may appear to the contrary in~~	348
~~this Agreement, the Managers shall not be liable for any of the~~	349
~~actions of the Crew, even if such actions are negligent, grossly~~	350
~~negligent or wilful, except only to the extent that they are shown~~	351
~~to have resulted from a failure by the Managers to discharge~~	352
~~their obligations under sub clause 3.1, in which case their liability~~	353
~~shall be limited in accordance with the terms of this Clause 11.~~	354
~~11.3 Indemnity – Except to the extent and solely for the amount~~	355
~~therein set out that the Managers would be liable under sub-~~	356
~~clause 11.2, the Owners hereby undertake to keep the Managers~~	357
~~and their employees, agents and sub-contractors indemnified~~	358
~~and to hold them harmless against all actions, proceedings,~~	359
~~claims, demands or liabilities whatsoever or howsoever arising~~	360
~~which may be brought against them or incurred or suffered by~~	361
~~them arising out of or in connection with the performance of the~~	362
~~Agreement, and against and in respect of all costs, losses,~~	363
~~damages and expenses including legal costs and expenses on~~	364
~~a full indemnity basis) which the Managers may suffer or incur~~	365
~~(either directly or indirectly) in the course of the performance of~~	366
~~this Agreement.~~	367
~~11.4 “Himalaya” – It is hereby expressly agreed that no~~	368
~~employee or agent of the Managers (including every sub-~~	369
~~contractor from time to time employed by the Managers) shall in~~	370
~~Any circumstances whatsoever be under any liability whatsoever~~	371
~~to the Owners for any loss, damage or delay of whatsoever kind~~	372
~~arising or resulting directly or indirectly from any act, neglect or~~	373
~~default on his part while acting in the course of or in connection~~	374
~~with his employment and, without prejudice to the generality of~~	375
~~the foregoing provisions in this Clause 11, every exemption,~~	376
~~limitation, condition and liberty herein contained and every right,~~	377
~~exemption from liability, defence and immunity of whatsoever~~	378
~~nature applicable to the Managers or to which the Managers are~~	379
~~entitled hereunder shall also be available and shall extend to~~	380
~~protest every such employee or agent of the Managers acting~~	381
~~as aforesaid and for the purpose of all the foregoing provisions~~	382
~~of this Clause 11 the Managers are or shall be deemed to be~~	383
~~acting as agent or trustee on behalf of and for the benefit of all~~	384
~~persons who are or might be their servants or agents from time~~	385
~~to time (including sub-contractors as aforesaid) and all such~~	386
~~persons shall to this extent be or be deemed to be parties to this~~	387
~~Agreement.~~	388

12. Documentation	389
Without prejudice to the relevant provisions of the Framework Agreement, ~~W~~where the Managers are providing	390

This document is a computer generated SHIPMAN 98 form printed by authority of BIMCO. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original BIMCO approved document shall apply. BIMCO assumes no responsibility for any loss, damage or expense as a result of discrepancies between the original BIMCO approved document and the computer generated document.

A-I-9

PART II
“SHIPMAN 98” Standard Ship Management Agreement

Technical Management in	390
accordance with sub-clause 3.2 and/or Crew Management in	391
accordance with sub-clause 3.1, they shall make available,	392
upon Owners’ request, all documentation and records related	393
to the Safety Management System (SMS) and/or the Crew	394
which the Owners need in order to demonstrate compliance	395
with the ISM Code, the ISPS Code and STCW 95 or to defend a claim against	396
a third party.	397

13. General Administration	398
13.1 Without prejudice to the provisions of Article V of the Framework Agreement, , ~~T~~the Managers shall handle and settle all claims arising	399
out of the Management Services hereunder and keep the Owners	400
informed regarding any incident of which the Managers become	401
aware which gives or may give rise to material claims or disputes involving	402
third parties.	403
13.2 The Managers shall, as instructed by the Owners under this Agreement , bring	404
or defend actions, suits or proceedings in connection with matters	405
entrusted to the Managers according to this Agreement.	406
13.3 The Managers shall also have power to obtain legal or	407
technical or other outside expert advice in relation to the handling	408
and settlement of claims and disputes or all other matters	409
effecting the interests of the Owners in respect of the Vessel.	410
13.4 The Owners shall arrange for the provision of any	411
necessary guarantee bond or other security.	412
13.5 Any costs ~~reasonably~~-incurred by the Managers in	413
carrying out their obligations according to Clause 13 shall be	414
reimbursed by the Owners.	415

14.Auditing	416
The Managers shall at all times maintain and keep true and	417
correct accounts and shall make the same available for inspection	418
and auditing by the Owners at such times as may be mutually	419
agreed. On the termination, for whatever reasons, of this	420
Agreement, the Managers shall release to the Owners, if so	421
requested, the originals where possible, or otherwise certified	422
copies, of all such accounts and all documents specifically relating	423
to the Vessel and her operation. For the avoidance of any doubt,	424
this Clause is in addition to and not in substitution of the relevant provisions of the Framework Agreement.
15.Inspection of Vessel	425
The Owners shall have the right at any time after giving	426
reasonable notice to the Managers to inspect the Vessel for any	427
reason they consider necessary.	428

16.Compliance with Laws and Regulations	429
The Managers will not do or permit to be done anything which	430
might cause any breach or infringement of the laws and	431
regulations of the Vessel’s flag, or of the places where she trades.	432

17.Duration of the Agreement	433
This Agreement shall come into effect on the day and year stated	434
in Box 4 and shall continue until the date the Framework	435
Agreement is terminated in accordance with the provisions of
Article XIII thereof, unless this Agreement is terminated earlier in accordance with the provision of Clause 18 hereof~~the date~~
~~stated in Box 17.~~
~~Thereafter it shall continue until terminated by either party giving~~	436
~~to the other notice in writing, in which event the Agreement shall~~	437
~~terminate upon the expiration of a period of two months from the~~	438
~~date upon which such notice was given.~~	439

18.Termination	440
18.1 Owners’ default	441
(i) The Managers shall be entitled to terminate the Agreement	442
with immediate effect by notice in writing if any moneys	443
payable by the Owners under this Agreement ~~and/or the~~	444
~~owners of-any associated vessel, details of which are listed~~	445
~~in Annex “D”,~~ shall not have been received in the Managers’	446
nominated account within ~~ten~~20 ~~running~~ Business ~~d~~Days of	447
receipt by
the Owners of the Managers written request or if the Vessel	448
is repossessed by the Mortgagees.	449
(ii) if the Owners:	450
(a) fall to meet their obligations under sub-clauses 5.2	451
and 5.3 of this Agreement for any reason within their	452
control, or	453
(b) proceed with the employment of or continue to employ	454
the Vessel in the carriage of contraband, blockade	455
running, or in an unlawful trade, or on a voyage which	456
in the reasonable opinion of the Managers is unduly	457
hazardous or improper,	458
the Managers may give notice of the default to the Owners,	459
requiring them to remedy it as soon as practically possible.	460
In the event that the Owners fall to remedy it within ~~a~~	461
~~reasonable time~~ 20 Business Days of receipt by the Owners	462
of the Managers’ written request to the satisfaction of the
Managers, the
Managers shall be entitled to terminate the Agreement	463
with immediate effect by notice In writing.	464
18.2 Managers’ Default	465
If the Managers fail to meet their obligations under Clauses 3	466
and 4 of this Agreement for any reason within the control of the	467
Managers, the Owners may give notice to the Managers of the	468
default, requiring them to remedy it within 20 Business Days ~~as~~	469
~~soon as practically~~
~~possible~~. In the event that the Managers fail to remedy it within ~~a~~	470
~~Reasonable time~~such period to the satisfaction of the Owners, the	471
Owners
shall be entitled to terminate the Agreement with immediate effect	472
by notice in writing.	473
18.3 Extraordinary Termination	474
This Agreement shall be deemed to be terminated in the case of	475
the sale of the Vessel or if the Vessel becomes a total loss or is	476
declared as a constructive or compromised or arranged total	477
loss or is requisitioned.	478
18.4 For the purpose of sub-clause 18.3 hereof	479
(i) the date upon which the Vessel is to be treated as having	480
been sold or otherwise disposed of shall be the date on	481
which the Owners cease to be registered as Owners of	482
the Vessel;	483
(ii) the Vessel shall not be deemed to be lost unless either	484
she has become an actual total loss or agreement has	485
been reached with her underwriters in respect of her	486
constructive, compromised or arranged total loss or if such	487
agreement with her underwriters is not reached it is	488
adjudged by a competent tribunal that a constructive loss	489
of the Vessel has occurred.	490
18.5 The parties agree that the provisions of Sections 13.4(a) to	491
13.4(d) (inclusive) of the Framework Agreement, shall
apply to this Agreement mutatis mutandis. ~~This agreement shall~~
~~terminate forthwith in the event of~~
~~an order being made or resolution passed for the winding up,~~	492
~~dissolution, liquidation or bankruptcy of other party (otherwise~~	493
~~than for the purpose of reconstruction or amalgamation) or if a~~	494
~~receiver is appointed, or if it suspends payment, ceases to~~	495
~~on business or makes any special arrangement or composition~~	496
~~carry with its creditors.~~	497
18.6 The termination of this Agreement shall be without	498
prejudice to all rights accrued due between the parties prior to	496
the date of termination.	500

This document is a computer generated SHIPMAN 98 form printed by authority of BIMCO. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original BIMCO approved document shall apply. BIMCO assumes no responsibility for any loss, damage or expense as a result of discrepancies between the original BIMCO approved document and the computer generated document.

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PART II
“SHIPMAN 98” Standard Ship Management Agreement

19.Law and Arbitration	501
19.1 This Agreement and any non-contractual obligations	502
connected with it shall be governed by and construed in
accordance with English law. All disputes arising out of this
Agreement and/or any non-contractual obligations connected
with it shall be arbitrated in London in the following manner.
One arbitrator is to be appointed by each of the parties hereto and a third by the two so chosen. Their decision or that of any two of them shall be final. The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to be conducted in accordance with the London Maritime
Arbitration Association (LMAA) Terms current at the time when the arbitration proceedings are commenced and in accordance
with the Arbitration Act 1996 or any statutory modification or re-
enactment thereof. In the event that a party hereto shall state a dispute and designate an arbitrator in writing, the other party shall have 10 Business Days to designate its own arbitrator. If such other party fails to designate its own arbitrator within such period, the arbitrator appointed by the first party can render an award hereunder. Until such time as the arbitrators finally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify
further disputes or differences under this Agreement for hearing and determination. The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of this Agreement, including but not limited to the posting of security. Awards pursuant to this
Clause 19.1 may include costs and judgments may be entered
upon any award made herein in any court having jurisdiction.
~~and any dispute arising out of or~~
503
~~in connection with this Agreement shall be referred to arbitration~~	504
~~in London in accordance with the Arbitration Act 1996 or~~	505
~~any statutory modification or re-enactment thereof save to~~	506
~~the extent necessary to give effect to the provisions of this~~	507
~~Clause.~~	508
~~The arbitration shall be conducted in accordance with the~~	509
~~London Maritime Arbitrators Association (LMAA) Terms~~	510
~~current at the time when the arbitration proceedings are~~	511
~~commenced.~~	512
~~The reference shall be to three arbitrators. A party wishing~~	513
~~to refer a dispute to arbitration shall appoint its arbitrator~~	514
~~and send notice of such appointment in writing to the other~~	515
~~party requiring the other party to appoint its own arbitrator~~	516
~~within 14 calendar days of that notice and stating that it will~~	517
~~appoint its arbitrator as sole arbitrator unless the other party~~	518
~~appoints its own arbitrator and gives notice that it has done~~	519
~~so within the 14 days specified. If the other party does not~~	520
~~appoint its own arbitrator and give notice that it has done so~~	521
~~within the 14 days specified, the part referring a dispute to~~	522
~~arbitration may, without the requirement of any further prior~~	523
~~notice to the other party, appoint its arbitrator as sole~~	524
~~arbitrator and shall advise the other party accordingly. The~~	525
~~award of a sole arbitrator shall be binding on both parties~~	526
~~as if he had been appointed by agreement.~~	527
~~Nothing herein shall prevent the parties agreeing in writing~~	528
~~to vary these provisions to provide for the appointment of a~~	529
~~sole arbitrator.~~	530
~~In cases where neither the claim nor any counterclaim~~	531
~~exceeds the sum of USD50,000 (or such other sum as the~~	532
~~parties may agree) the arbitration shall be conducted in~~	533
~~accordance with the LMAA Small Claims Procedure current~~	534
~~at the time when the arbitration proceedings are commenced.~~	535
~~19.2 This Agreement shall be governed by and construed~~	536
~~in accordance with Title 9 of the United States code and~~	537
~~the Maritime Law of the United States and any dispute~~	538
~~arising out of or in connection with this Agreement shall be~~	539
~~referred to three persons at New York, one to be appointed~~	540
~~by each of the parties hereto, and the third by the two so~~	541
~~chosen; their decision or that of any two of them shall be~~	542
~~final, and for the purposes of enforcing any award,~~	543
~~judgement may be entered on an award by any court of~~	544
~~competent jurisdiction. The proceedings shall be conducted~~	545
~~in accordance with the rules of the Society of Maritime~~	546
~~Arbitrators, Inc.~~	547
~~In cases where neither the claim nor any counterclaim~~	548
~~exceeds the sum of USD50,000 (or such other sum as the~~	549
~~parties may agree) the arbitration shall be conducted in~~	550
~~accordance with the Shortened Arbitration Procedure of the~~	551
~~Society of Maritime Arbitrators, Inc. current at the time when~~	552
~~the arbitration proceedings are commenced.~~	553
~~19.3 This Agreement shall be governed by and construed~~	554
~~in accordance with the laws of the place mutually agreed by~~	555
~~the parties and any dispute arising out of or in connection~~	556
~~with this Agreement shall be referred to arbitration at a~~	557
~~mutually agreed place, subject to the procedures applicable~~	558
~~there.~~	559
19.4 If Box 18 in Part I is not appropriately filled in, sub-	560
clause 19.1 of this Clause shall apply.	561

Note: 19.1, 19.2 and 19.3 are alternatives; indicate	562
alternative agree in Box 18.	563

20.Notices	564
20.1 Any notice to be given by either party to the other	565
Party shall be in writing and may be sent by fax, ~~telex,~~	566
Registered or recorded mail or by personal service.	567
20.2 The address of the Parties for service of such	568
communication shall be as stated in Boxes 19 and 20,	569
respectively.	570

21. MLC
For the purposes of this Clause:
“MLC” means the International Labour Organization (ILO) Maritime Labour Convention (MLC 2006) and any amendment thereto or substitution thereof.
“Shipowner” shall mean the party named as “shipowner” on the Maritime Labour Certificate for the Vessel.
(a) Subject to Clause 3 (Basis of the Agreement), the Manager shall, to the extent of their Management Services, assume the Shipowner’s duties and responsibilities imposed by the MLC for the Vessel, on behalf of the Owners.

(b) The Owners shall ensure compliance with the MLC in respect of any crew members supplied by them or on their behalf.
The owners shall procure, whether by instructing the Managers under Clause 6 (Insurance Policies) or otherwise, insurance cover or financial security to satisfy the Shipowner’s financial security obligations under the MLC.

22. Sanctions
All intended carriage, trade or voyages to be performed by the Vessel, the Managers and the performance of any service by the Managers under this Agreement must be fully compliant with the international sanctions and prohibitions applicable to either party. Managers and Owners accept such requirement as a condition of the Agreement entitling either party to immediately terminate this Agreement should there be a breach of the relevant international sanctions and prohibitions.

This document is a computer generated SHIPMAN 98 form printed by authority of BIMCO. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the pre-printed text of this document which is not clearly visible, the text of the original BIMCO approved document shall apply. BIMCO assumes no responsibility for any loss, damage or expense as a result of discrepancies between the original BIMCO approved document and the computer generated document.

A-I-11

APPENDIX II

FORM OF SUPERVISION AGREEMENT

THIS AGREEMENT is made the ____ day of                  , 20[ • ] BETWEEN:

(1)	[name of relevant Subsidiary], a company incorporated under the laws of [•], whose registered office is [ADDRESS] (the “Owner”); and

(2)	COSTAMARE SHIPPING COMPANY S.A., a company incorporated under the laws of Panama, whose registered office is at [ADDRESS] (the “Construction Supervisor”).

WHEREAS:

By a shipbuilding contract dated                            (the “Shipbuilding Contract”) and made between [•1 (the “Builder”) and the Owner, the Builder agreed to construct, to the order of the Owner, and sell to the Owner, a [•] vessel, known during construction as Hull No.[•] (the “Vessel”);

IT IS NOW AGREED as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1.  Except as otherwise defined herein, all terms defined in the Shipbuilding Contract shall have the same respective meanings when used herein.

SECTION 1.2.  In this Agreement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Business Day” means a day, other than a Saturday or Sunday or a public holiday, on which major retail banks in Monaco, New York City and Athens Greece, and (in respect of any payments which are to be made to the Builder) [•], are open for non-automated customer services;

“Framework Agreement” means the agreement dated 2 November 2015 made between the Parent and the Construction Supervisor.

“Owner’s Supplies” means all of the items to be furnished to the Vessel by the Owner in accordance the relevant provisions of the Shipbuilding Contract.

“Parent” means Costamare Inc. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 and includes its successors in title.

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“Spares” means the items to be designated as spares by the parties hereto at the time of the delivery of the Vessel.

“Supervision Period” means the period from the execution of this Agreement to and including the earlier of (i) the date of delivery of the Vessel pursuant to the Shipbuilding Contract and (ii) the date this Agreement is terminated.

ARTICLE II

APPOINTMENT

SECTION 2.1.  The Owner hereby appoints the Construction Supervisor, and the Construction Supervisor hereby agrees to act as the Owner’s supervisor towards the Builder and as the “Owner’s Representative” under the Shipbuilding Contract for the duration of the Supervision Period and to perform the duties and rights which rest with the Owner regarding the construction and delivery of the Vessel in accordance with all of the provisions of the Shipbuilding Contract.  The Owner shall be responsible for, inter alia, determining the general policy of supervision of construction of the Vessel and the scope of activities of the Construction Supervisor and, in the performance of its duties under this Agreement, the Construction Supervisor shall at all times act strictly in accordance with any instructions or directions given to it by the Owner regarding such general policy or, in the absence of such instructions or directions, in accordance with the standards of a prudent supervisor providing services of the type to be provided under this Agreement, having due regard to the Owner’s interest.  Any instructions so given shall be consistent with the nature and scope of the supervision services required to be performed by the Construction Supervisor under this Agreement and shall not require the Construction Supervisor to do or omit to do anything which may be contrary to any applicable law of any jurisdiction or which is inconsistent or contrary to any of the rights and duties of the Owner under the Shipbuilding Contract.  Upon appointment the Owner shall furnish the Construction Supervisor with a full and complete copy of the Shipbuilding Contract (which for the avoidance of doubt shall include the Specifications and the Plans).

SECTION 2.2.  Specific Powers and Duties of the Construction  Supervisor.  Without prejudice to the generality of the appointment made under Section 2.1, and (where applicable) by way of addition to the rights, powers and duties so conferred, the Construction Supervisor shall, subject to this Section 2.2 and to Articles III and IV, have and be entrusted with the following rights, powers and duties in relation to the Shipbuilding Contract and the Vessel:

(a)  to review, comment on, agree and approve the lists of plans and the drawings referred to; to attend the testing of the Vessel’s machinery, outfitting and equipment and to request any tests or inspections which the Construction Supervisor may consider appropriate or desirable and to review and comment on the results of all tests and inspections to the extent this is possible under the terms of the Shipbuilding Contract; to carry out such inspections and give such advice or suggestions to the Builder as the Construction Supervisor may consider appropriate and as the terms of the Shipbuilding Contract allow him to do; and to give notice to the Builder in the event that the Construction Supervisor discovers any construction, material or workmanship which the Construction Supervisor believes does not or will not conform to the requirements of the Shipbuilding Contract and the specifications again provided the terms of the Shipbuilding Contract allows for such notice to be given;

A-II-2

(b)  to appoint a representative of the Construction Supervisor for the purposes specified under Article [•] of the Shipbuilding Contract;

(c)  if any alteration or addition to the Shipbuilding Contract becomes obligatory or desirable, to consult with the Builder and make recommendations to the Owner as to whether or not acceptance should be given to any proposal notified to the Owner by the Builder;

(d)  to request and agree to any minor alterations, additions or modifications to the Vessel or the specifications and any substitute materials to the extent this is possible under the terms of the Shipbuilding Contract, which the Construction Supervisor may consider appropriate or desirable, provided that if the cost of such variations or substitute materials would have the effect of altering the Contract Price (as defined in the Shipbuilding Contract) by more than three per cent (3%) from the Contract Price on the date hereof or the amount of any of the installments of the Contract Price due under the Shipbuilding Contract prior to the delivery of the Vessel, the Construction Supervisor shall notify the same to the Owner in writing and obtain the Owner’s instructions before taking any action in relation thereto; to receive from and transmit to the Builder information relating to the requirements of the classification society and to give instructions and agree with the Builder regarding alterations, additions or changes in connection with such requirements; and to approve the substitution of materials as requested by the Builder;

(e)  to attend and witness the trials of the Vessel to the extent this is possible under the terms of the Shipbuilding Contract;

(f)  to determine whether the Vessel has been designed, constructed, equipped and completed in accordance with, and complies with, the Shipbuilding Contract and the Specifications and Plans (each as defined in the Shipbuilding Contract); to give the Builder a notice of acceptance or (as the case may be) rejection of the Vessel, to require or request any further test and inspection of the Vessel to the extent this is possible under the terms of the Shipbuilding Contract, and to give and receive any further or other notice relative to such matters and generally to advise the Owner in respect of all such matters;

(g)  to sign on behalf of the Owner any protocols as to sea trials, consumable stores, delivery and acceptance or otherwise, having first ascertained with the Owner the appropriateness of so doing;

A-II-3

(h)  to accept on behalf of the Owner the documents specified in Article [•], Paragraph [•] of the Shipbuilding Contract to be delivered by the Builder at delivery of the Vessel under the Shipbuilding Contract and to confirm receipt thereof to the Owner;

(i)  to give and receive on behalf of the Owner any notice contemplated by the Shipbuilding Contract, provided that the Construction Supervisor shall not have authority to give on behalf of the Owner any notice which the Owner may be entitled to give to cancel, repudiate or rescind the Shipbuilding Contract without the prior written consent of the Owner; and

(j)  to purchase, after being placed in funds by the Owner, all Owner’s Supplies as agent of the Owner and supply and deliver the same together with all necessary specifications, plans, drawings, instruction books, manuals, test reports and certificates to the Builder as provided in the Shipbuilding Contract, and provide to the Owner a list of all such Owner’s Supplies as soon as possible.

SECTION 2.3.  The Construction Supervisor shall discharge its responsibilities under this Clause 2 as the Owner’s agent.

SECTION 2.4.  In the event that the Construction Supervisor uses own funds to purchase Owner’s Supplies, the cost of supplying and delivering Owner’s Supplies pursuant to relevant terms of the Shipbuilding Contract shall be reimbursed by the Owner to the Construction Supervisor on the date the Construction Supervisor submits to the Owner supporting invoices in respect of such cost.

ARTICLE III

CONSTRUCTION SUPERVISOR’S DUTIES
REGARDING CONSTRUCTION

SECTION 3.1.  The Construction Supervisor undertakes with the Owner with respect to the Shipbuilding Contract:

(a)  to notify the Owner in writing promptly on becoming aware of any likely change to any of the dates on which any installment under the Shipbuilding Contract is expected to be due;

(b)  to (i) notify the Owner in writing of the expected date on which the launching or, as the case may be, sea trials of the Vessel is or are to take place and (ii) promptly on the same day as the launching or, as the case may be, sea trials of the Vessel takes or take place to confirm that the launching or, as the case may be, sea trials of the Vessel has or have taken place and, where relevant, that the amount specified in such confirmation is due and payable;

A-II-4

(c)  to (i) advise the Owner in writing, four (4) Business Days prior to the date on which the delivery installment under the Shipbuilding Contract is anticipated to become due, of the times and amounts of payments to be made to the Builder under the Shipbuilding Contract and any amount due to the Construction Supervisor for Owner’s Supplies not already settled and (ii) promptly confirm the same on the day on which such installment becomes due (and being the date the same is required to be paid to the account referred to in the relevant term of the Shipbuilding Contract);

(d)  not to accept the Vessel or delivery of the Vessel on the Owner’s behalf without the Owner’s prior written approval and unless the Construction Supervisor shall have previously certified to the Owner in writing, in the form of the certificate set out in Schedule 1 to this Agreement, that:

(i)  the Vessel has been duly completed and is ready for delivery to and acceptance by the Owner in or substantially in accordance with the Shipbuilding Contract and the Specifications and Plans;

(ii)  there is, to the best of the Construction Supervisor’s knowledge and belief having made due enquiry with the Builder, no lien or encumbrance on the Vessel other than the lien in favor of the Builder in respect of the delivery installment of the Contract Price due in accordance with the terms of the Shipbuilding Contract; and

(iii)  the Vessel is recommended for classification by the relevant classification society provided for in the Shipbuilding Contract (and the Construction Supervisor shall attach to its certificate the provisional certificate of such classification society recommending such classification of the Vessel or a duplicate or photocopy of such provisional certificate or otherwise provide evidence of such classification to the Owner);

(e)  on receipt thereof from the Builder promptly to deliver the documents specified in Article [•], Paragraph [•] of the Shipbuilding Contract to the Owner or as the Owner may direct; and

(f)  solely with the prior written approval of the Owner, to request from or agree with the Builder any material alterations, additions or modifications to the Vessel.

ARTICLE IV

CONSTRUCTION SUPERVISOR’S GENERAL OBLIGATIONS

SECTION 4.1.  The Construction Supervisor undertakes to the Owner, with respect to the exercise and performance of its rights, powers and duties as the Owner’s representative under this Agreement, as follows:

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(a)  it will exercise commercially reasonable efforts to cause the due and punctual observance and performance of all conditions, duties and obligations imposed on the Owner by the Shipbuilding Contract (other than to pay the Contract Price) and will not without the prior written consent of the Owner:

(i)  exercise any rights of the Owner to cancel, repudiate or rescind the Shipbuilding Contract;

(ii)  waive, modify or suspend any provision of the Shipbuilding Contract if as a result of such waiver, modification or suspension the Owner will or may suffer any adverse consequences; and

(b)  it will, at its own expense, keep all necessary and proper books, accounts, records and correspondence files relating to its duties and activities under this Agreement and shall send quarterly reports to the Owner concerning the progress of the design and construction of the Vessel and keep the Owner promptly informed of any deviations from the building program.

ARTICLE V

LIABILITY AND INDEMNITY

SECTION 5.1. Save for the obligation of the Owner to pay any moneys due to the Construction Supervisor hereunder, neither the Owner nor the Construction Supervisor shall be under any liability to the other for any failure to perform any of their obligations hereunder by reason of Force Majeure.  “Force Majeure” shall mean any cause whatsoever of any nature or kind beyond the reasonable control of the Owner or the Construction Supervisor, including, without limitation, acts of God, acts of civil or military authorities, acts of war or public enemy, acts of any court, regulatory agency or administrative body having jurisdiction, insurrections, riots, strikes or other labor disturbances, embargoes or other causes of a similar nature.

SECTION 5.2.  The Construction Supervisor, including its officers, directors, employees, shareholders, agents and any sub-contractors (the “Construction  Supervisor Related Parties”), shall be under no liability whatsoever to the Owner or to any third party (including the Builder) for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect (including but not limited to loss of profit arising out of or in connection with the delayed or non-conforming delivery of the Vessel), and howsoever arising in the course of the performance of this Agreement, unless and to the extent that the same is proved to have resulted solely from the gross negligence or willful misconduct of the Construction Supervisor, its officers, employees, agents or any of its sub-contractors in which case (save where loss, damage, delay or expense, has resulted from the Construction Supervisor’s personal act or omission committed with the intent to cause same) the Construction Supervisor’s liability for each incident or series of incidents giving rise to claim or claims shall never exceed a total of ten times the fees payable hereunder.

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SECTION 5.3.  The Owner shall indemnify and hold harmless the Construction Supervisor Related Parties against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement and against and in respect of any loss, damage, delay or expense of whatsoever nature (including legal costs and expenses on a full indemnity basis), whether direct or indirect, incurred or suffered by any Construction Supervisor Related Party in the performance of this Agreement, unless incurred or suffered due to the gross negligence or willful misconduct of any Construction Supervisor Related Party.

SECTION 5.4.  It is hereby expressly agreed that no employee or agent of the Construction Supervisor (including any sub-contractor from time to time employed by the Construction Supervisor) shall in any circumstances whatsoever be under any liability whatsoever to the Owner or any third party for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Article V, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Construction Supervisor or to which the Construction Supervisor is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Construction Supervisor acting as aforesaid, and for the purpose of all the foregoing provisions of this Article V, the Construction Supervisor is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.

SECTION 5.5.  The provisions of this Article V shall survive any termination of this Agreement.

ARTICLE VI

FEES

SECTION 6.1.  In consideration of the performance of the duties assigned to the Construction Supervisor in this Agreement, the Owner shall pay to the Construction Supervisor the sum of US$839,988 for its total supervision costs in connection with the supervision of the construction of the Vessel, plus any expenses incurred under the Shipbuilding Contract against presentation of supporting invoices from the Construction Supervisor which the Construction Supervisor shall supply to the Owner at the same time as payment is requested.  The fee payable hereunder to the Construction Supervisor shall include all costs which are incurred by the Construction Supervisor in connection with the ordinary exercise and performance by the Construction Supervisor of the rights, powers and duties entrusted to it pursuant to this Agreement. The supervision fee will be paid in two equal installments as follows:

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(a)	US$393,702.50 on the execution of this Agreement; and

(b)	US$393,702.50 upon the Construction Supervisor advising the Owner of the completion of the sea trial run of the Vessel.

For the avoidance of doubt, the Construction Supervisor can demand payment of the fee and other amounts payable hereunder from the Parent pursuant to the relevant provisions of the Framework Agreement.

ARTICLE VII

COMMENCEMENT - TERMINATION

SECTION 7.1.  This Agreement shall come into effect on the date hereof and shall continue until the delivery of the Vessel in accordance with the Shipbuilding Contract unless terminated earlier pursuant to the terms of Section 7.2, Section 7.3, Section 7.4 or Section 7.5.

SECTION 7.2.  The Owner shall be entitled to terminate this Agreement by notice in writing to the Construction Supervisor if the Construction Supervisor defaults in the performance of any material obligation under this Agreement, subject to a cure right of 20 Business Days following written notice by the Owner.

SECTION 7.3.  This Agreement shall terminate automatically if:

(a)   the Shipbuilding Contract is cancelled, rescinded or terminated; or

(b)  the Framework Agreement is terminated.

SECTION 7.4.  The Construction Supervisor shall be entitled to terminate this Agreement by notice in writing to the Owner if:

(a)  any moneys payable by the Owner under this Agreement is not paid when due or if due on demand within 10 Business Days following demand by the Construction Supervisor; or

(b)  the Owner defaults in the performance of any other material obligations under this Agreement, subject to a cure right of 20 Business Days following written notice by the Construction Supervisor.

SECTION 7.5.  Either party shall be entitled to terminate this Agreement immediately if:

(a)  the other party ceases to conduct business, or all or substantially all of the equity-interests, properties or assets of either such party is sold, seized or appropriated; or

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(b)  (i) the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation; (ii) a petition is filed against the other party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 40 Business Days of its filing; (iii) the other party shall admit in writing its insolvency or its inability to pay its debts as they mature; (iv) an order is made for the appointment of a liquidator, manager, receiver or trustee of the other party of all or a substantial part of its assets; (v) an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the other party’s undertaking, property or assets; or (vi) an order is made or a resolution is passed for the other party’s winding up;

(c)  a distress, execution, sequestration or other process is levied or enforced upon or sued out against the other party’s property which is not discharged within 20 Business Days;

(d)  the other party ceases or threatens to cease wholly or substantially to carry on its business otherwise than for the purpose of a reconstruction or amalgamation without insolvency previously approved by the terminating party;

or
(e)  the other party is prevented from performing its obligations hereunder by reasons of Force Majeure for a period of two or more consecutive months.

SECTION 7.6.  In the event of termination due to the Construction Supervisor’s default, then it shall not be entitled to receive any payment in respect of the fees and other amounts described in Article VI becoming due and payable after the date of such termination.

ARTICLE VIII

EMPLOYEES

SECTION 8.1.  None of the employees and/or sub-contractors of the Construction Supervisor shall constitute, for the purposes of this Agreement, sub-agents of the Owner.  The Construction Supervisor, in its capacity as employer and contractor (and not in its capacity as agent for the Owner), shall (a) be responsible for the salaries, expenses and costs in respect of each of its employees and sub-contractors (not in its capacity as agent for the Owner) and (b) save for the provisions of Article V, indemnify its employees and sub-contractors for any liabilities and losses incurred by such employees and sub-contractors.

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ARTICLE IX

GOVERNING LAW - ARBITRATION

SECTION 9.1.  This Agreement and any non-contractual matters connected with it shall be governed by and be construed in accordance with the laws of England.

SECTION 9.2.  All disputes arising out of this Agreement shall be arbitrated in London in the following manner.  One arbitrator is to be appointed by each of the parties hereto and a third by the two so chosen.  Their decision or that of any two of them shall be final and, for the purpose of enforcing any award, this Agreement may be made a rule of the court.  The arbitrators shall be commercial persons, conversant with shipping matters.  Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitration Association terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof.

SECTION 9.3.  In the event that a party hereto shall state a dispute and designate an arbitrator in writing, the other party shall have 20 Business Days to designate its own arbitrator.  If such other party fails to designate its own arbitrator within such period, the arbitrator appointed by the first party can render an award hereunder.

SECTION 9.4.  Until such time as the arbitrators finally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

SECTION 9.5.  The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of this Agreement, including but not limited to the posting of security.  Awards pursuant to this Article IX may include costs, including a reasonable allowance for attorneys’ fees, and judgments may be entered upon any award made herein in any court having jurisdiction.

ARTICLE X

COUNTERPARTS

SECTION 10.1.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

ARTICLE XI

NOTICES

SECTION 11.1.  Every notice or other communication under this Agreement shall:

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(a)  be in writing delivered personally or by first-class prepaid letter (airmail if available) or facsimile transmission or other means of telecommunication (other than telex) in permanent written form;

(b)  be deemed to have been received, in the case of a letter, when delivered personally or three (3) days after it has been put into the post and, in the case of a facsimile transmission or other means of telecommunication (other than telex) in permanent written form, at the time of dispatch (provided that if the date of dispatch is a Saturday or Sunday or a public holiday in the country of the addressee or if the time of dispatch is after the close of business in the country of the addressee it shall be deemed to have been received at the opening of business on the next day which is not a Saturday or Sunday or public holiday); and

(c)  be sent to:

(i) the Construction Supervisor at:

Costamare Shipping Company S.A.
60 Zephyrou Street & Syngrou Avenue

Athens, Greece

Facsimile No.: +30 210 940 9051
Attention: General Manager

(ii) the Owner at:

c/o Costamare Inc.
Guildo Pastor Center
7 rue de Gabian
Monaco 98000

Facsimile No.: to be advissed
Attention: Gerant

or to such other address and/or numbers for a party as is notified by such party to the other party under this Agreement.

SECTION 11.2.  Each communication and document made or delivered by one party to another pursuant to this Agreement shall be in the English language.

SECTION 11.3.  This Agreement shall not create benefits on behalf of any other person not a party to this Agreement, and this Agreement shall be effective only as between the parties hereto, their successors and permitted assigns.

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IN WITNESS of which this Agreement has been duly executed the day and year first before written.

For the Owner

For the Construction Supervisor

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SCHEDULE 1

FORM OF CONSTRUCTION CERTIFICATE
[On the letterhead of the Construction Supervisor]

[Vessel Owner] (the “Owner”)
[Address]
Facsimile: [    ]
Attention: [    ]

Date:

Dear Sirs,

[Name of Builder] (the “Builder”), [Name of Vessel] (the “Vessel”)

We refer to the construction supervision agreement dated [            ] between the Owner and us (the “Supervision Agreement”).

Words and expressions defined in the Supervision Agreement (whether expressly or by incorporation by reference to another document) shall have the same meaning where used in this certificate.

We hereby certify, pursuant to Section 3.1(d) of the Supervision Agreement, as follows:

(1)	the Vessel has been duly completed and is ready for delivery to and acceptance by the Owner in or substantially in accordance with the Shipbuilding Contract and the Specifications and Plans; and

(2)	the Vessel is recommended for classification by [Name of the classification society] (the “Classification Society”).

With respect to paragraph (ii) above, please find attached to this certificate the provisional certificate of the Classification Society recommending such classification of the Vessel / a duplicate or photocopy of the provisional certificate of the Classification Society recommending such classification of the Vessel / the following evidence of the Classification Society’s recommendation of such classification of the Vessel [   ].

Yours faithfully,

for and on behalf of
COSTAMARE SHIPPING COMPANY S.A.

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EXHIBIT B

THE COMPANIES SET OUT IN SCHEDULE A

- and –

COSTAMARE SHIPPING SERVICES LTD.

SERVICES AGREEMENT

THIS SERVICES AGREEMENT  made on November 2, 2015 as amended and restated on June 28, 2021, is hereby further amended and restated on this 6th day of May, 2025 (together, this “Agreement”), BY AND BETWEEN:

(1)     THE COMPANIES SET OUT IN SCHEDULE A (the “Original Party Subsidiaries” and each an “Original Party Subsidiary”); and

(2)   COSTAMARE SHIPPING SERVICES LTD., a corporation organized and existing under the laws of the Republic of the Marshall Islands (the “Service Provider”).

WHEREAS:

(A)   Each Original Party Subsidiary owns and operates one Ship (as defined below) and is a wholly-owned (direct or indirect) Subsidiary of Costamare Inc., a Marshall Islands corporation (the “Parent”).

(B)    The Service Provider has the benefit of experience in the representation of shipowning companies, the offering of charter broking, insurance broking and sale and purchase broking services and the offering of certain other services.

(C)    Each Original Party Subsidiary and the Service Provider desire to adopt this Agreement pursuant to which the Service Provider shall represent each Original Party Subsidiary in its dealings with third parties and provide commercial, broking, administrative and certain other services to each such Original Party Subsidiary as specified herein.

NOW, THEREFORE, THE PARTIES HEREBY AGREE:

ARTICLE I

INTERPRETATION

SECTION 1.1.  In this Agreement, unless the context otherwise requires:

“Accession Letter” means a letter substantially in the form set out in Schedule B.

“Additional Party Subsidiary” shall have the meaning set forth in Section 13.1.

“Affiliates” means, with respect to any person as to any particular date, any other persons that directly or indirectly, through one or more intermediaries, are Controlled by, Control or are under common Control with the person in question, and Affiliates means any of them.

“Agreement” shall have the meaning set forth in the preamble.

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“Annual Period” shall have the meaning set forth in Section 8.4.

“Applicable Fraction” means, in relation to a Payment Date, a fraction having as numerator number 1 and as denominator a number equal to the number of the Party Subsidiaries as of such Payment Date.

“Automatic Resigning Party Subsidiary” shall have the meaning set forth in Section 13.3.

“Beneficial Owner” has the meaning set forth in Rule 13d-3 under the Exchange Act.  For purposes of this definition, such person or group shall be deemed to Beneficially Own any outstanding voting securities of a company held by any other company that is Controlled by such person or group.  The term “Beneficially Own” and similar capitalized terms shall have analogous meanings.

“Blue Net Entity” means each of:

a)	Blue Net Chartering GmbH & Co. KG of Elbchaussee 277, 22605 Hamburg, Germany; and

b)	Blue Net Chartering Asia Pte. Ltd of 3 Pickering Street, #02-17ll8 Nankin Row, Singapore 048660.

“Board of Directors” means the board of directors of the Parent as the same may be constituted from time to time.

“Business Days” means a day (excluding Saturdays and Sundays) on which banks are open for business in Monaco, Athens, Greece, and New York, New York, USA.

“Change in Control of the Service Provider” means (a) a sale of all or substantially all of the assets or property of the Service Provider necessary for the performance of the Service Provider’s services under this Agreement, (b) a sale of the Service Provider’s shares that would result in Konstantakopoulos Entities Beneficially Owning, directly or indirectly, less than 50.1% of the total voting power of the outstanding voting securities of the Service Provider or (c) a merger, consolidation or similar transaction, that would result in Konstantakopoulos Entities Beneficially Owning, directly or indirectly, less than 50.1% of the total voting power of the outstanding voting securities of the resulting entity following such transaction.

“Change in Control of the Parent” means the occurrence of any of the following events: (a) if any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including a group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(10) under the Exchange Act (other than one or more Konstantakopoulos Entities) (collectively, an “Acquiring Person”) becomes the Beneficial Owner, directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of the Parent, which voting power represents a higher percentage than that of the Konstantakopoulos Entities, collectively; or (b) the approval by the shareholders of the Parent of a proposed merger, consolidation or similar transaction, as a result of which any Acquiring Person becomes the Beneficial Owner, directly or indirectly, of 40% or more of the total voting power of the outstanding voting securities of the resulting entity following such transaction, which voting power represents a higher percentage than that of the Konstantakopoulos Entities, collectively; or (c) a change in directors after which a majority of the members of the Board of Directors are not Continuing Directors.

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“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (i) was a member of the Board of Directors immediately after 2 November 2015, or (ii) was nominated for election or elected to the Board of Directors with the approval of a majority of the directors then still in office or who were either directors immediately after 2 November 2015 or whose nomination or election was previously so approved.

“Control” or “Controlled” means, with respect to any person, the right to elect or appoint, directly or indirectly, a majority of the directors of such person or a majority of the persons who have the right, including any contractual right, to manage and direct the business, affairs and operations of such person or the possession of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Force Majeure” shall have the meaning set forth in Section 10.1.

“Initial Term” means the period from November 2, 2015 to December 31, 2015.

“Konstantakopoulos Entities” means:

(a)	Konstantinos Konstantakopoulos, Christos Konstantakopoulos, Achillefs Konstantakopoulos or Vassileios Konstantakopoulos;

(b)	any spouse or lineal descendant of any of the individuals set out in paragraph (a) above;

(c)	any person Controlled by, or under common Control with, any such individual or combination of such individuals as set out in paragraphs (a) and (b) above; and

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(d)	any trust or foundation where any of the individuals as set out in paragraphs (a) and (b) above or any person as set out in paragraph (c) is, in each case, a beneficiary.

“Newbuild” means a new vessel to be or which has just been constructed, or is under construction, pursuant to a shipbuilding contract or other related agreement entered into by the relevant Party Subsidiary.

“Party Subsidiaries” means, at any time, the Original Party Subsidiaries and the Additional Party Subsidiaries, without reference to any of the Original Party Subsidiaries or Additional Party Subsidiaries that has ceased to be a Party Subsidiary in accordance with Section 13.2 or Section 13.3 and “Party Subsidiary” shall be construed accordingly.

“Payment Date” means the first Business Day falling immediately before each of 30 March, 30 June, 30 September and 30 December of each calendar year.

“Registration Rights Agreement” means the amended and restated registration rights agreement made or (as the context may require) to be made between the Parent and the stockholders named therein.

“Related Service Provider” means any Konstantakopoulos Entity or any Affiliate thereof, in each case, appointed as Sub-Provider in accordance with the terms of this Agreement.

“Resignation Letter” means a letter substantially in the form set out in Schedule C.

“Resigning Party Subsidiary” shall have meaning set forth in Section 13.2.

“Service Provider” shall have the meaning set forth in the preamble.

“Service Provider Related Parties” shall have the meaning set forth in Section 10.2.

“Services” shall have the meaning set forth in Section 2.2.

“Services Fee” shall have the meaning set forth in Section 8.1.

“Ship” means any ocean-going vessel (whether in its construction phase or operational) that is intended to be used primarily to transport cargoes or goods (in dry, liquid, gas or in bulk or containerized or in any other form whatsoever).

“Sub-Provider” shall have the meaning set forth in Section 2.3.

“Subsequent Term” shall have the meaning set forth in Section 12.1.

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“Subsidiary” means a subsidiary within the meaning of section 1159 of the Companies Act 2006.

“Vessel” means any Ship owned and operated by a Party Subsidiary and “Vessels” means together all or any of them.

SECTION 1.2.  The headings of this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof.

SECTION 1.3.  All the terms of this Agreement, whether so expressed or not, shall be binding upon the parties hereto and their respective successors and assigns.

SECTION 1.4.  Unless otherwise specified, all references to money refer to the legal currency of the United States of America.

SECTION 1.5.  Unless the context otherwise requires, words in the singular include the plural and vice versa.

SECTION 1.6.  The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation” and shall not be construed to limit any general statement which it follows to the specific or similar items or matters immediately following it.

SECTION 1.7.  Any reference to “person” includes an individual, body corporate, limited liability company, partnership, joint venture, cooperative, trust or unincorporated organization, association, trustee, domestic or foreign government or any agency or instrumentality thereof, or any other entity recognized by law.

SECTION 1.8.  Any reference to an enactment shall be deemed to include reference to such enactment as re-enacted, amended or extended.

SECTION 1.9.  Any reference to (or to any specified provision of) this Agreement or any other document shall be construed as reference to this Agreement, that provision or that document as in force for the time being and as amended in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties.

SECTION 1.10.  Any reference to clauses, appendices and schedules shall be construed as reference to clauses of, appendices to and schedules to this Agreement and references to this Agreement includes its appendices and schedules.

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ARTICLE II

APPOINTMENT

SECTION 2.1.  The Service Provider is hereby appointed by each Party Subsidiary as its:

(a)  representative;

(b)  sale and purchase broker (including newbuildings);

(c)  chartering broker;

(d)  marine insurance broker and advisor; and

(e)  average adjuster advisor,

and hereby accepts such appointment on the terms and conditions of this Agreement.

SECTION 2.2.  The Service Provider agrees to provide the services specified in Articles V, VI and VII of this Agreement (collectively the “Services”). The Party Subsidiaries and the Service Provider each hereby agree that in the performance of this Agreement, the Service Provider is acting solely on behalf of, as agent of and for the account of, the relevant Party Subsidiary.  The Service Provider may advise persons with whom it deals on behalf of any Party Subsidiary that it is conducting such business for and on behalf of, such Party Subsidiary.

SECTION 2.3.  The Service Provider may upon notice to the Party Subsidiaries appoint any person (a “Sub-Provider”) at any time throughout the duration of this Agreement to discharge any of the Service Provider’s duties under this Agreement, provided that if such person is not a Related Service Provider the Service Provider shall obtain the written consent of the Party Subsidiaries prior to such appointment (such consent shall not be unreasonably withheld or delayed). The Service Provider shall appoint a Sub-Provider either by entering into an agreement (such agreement to be on terms to be agreed between the parties thereto and only in respect of such of the Services that the Service Provider wishes such Sub-Provider to discharge) directly with such Sub-Provider (for the avoidance of doubt, unless otherwise agreed in writing, no Party Subsidiary shall have any responsibility for any fees or costs incurred under any such agreement) or by directing such Sub-Provider to enter into an agreement directly with the relevant Party Subsidiary (such agreement to be on terms to be agreed between the parties thereto and only in respect of such of the Services that the Service Provider wishes such Sub-Provider to discharge).  Upon request, each Party Subsidiary shall provide written confirmation to the Service Provider or, as the case may be, a Sub-Provider, that such Party Subsidiary and its Vessel are being provided certain Services by the Service Provider or, as the case may be, the relevant Sub-Provider.

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SECTION 2.4.  The Service Provider’s power to delegate performance of any provision of this Agreement, including delegation by directing a Sub-Provider to enter into an agreement directly with a Party Subsidiary in accordance with Section 2.3, shall not limit the Service Provider’s liability to the Party Subsidiaries to perform this Agreement with the intention that the Service Provider shall remain responsible to the Party Subsidiaries for the due and timely performance of all duties and responsibilities of the Service Provider hereunder, PROVIDED HOWEVER, that to the extent that any Sub-Provider has performed any such duty, the Service Provider shall not be under any obligation to perform again the same duty.

ARTICLE III

THE PARTY SUBSIDIARIES’ GENERAL OBLIGATIONS

SECTION 3.1.  The Party Subsidiaries shall notify the Service Provider as soon as possible of any purchase of any vessel (whether the same is a second-hand vessel or a Newbuild), the delivery of any Newbuild from the relevant builder or intermediate seller to the relevant Party Subsidiary, the sale of any Vessel, the purchase or creation of any direct or indirect subsidiary of the Parent or the sale or divestiture of any Party Subsidiary.

SECTION 3.2.  The Party Subsidiaries shall promptly amend Schedule A to be reflective of any Resigning Party Subsidiary, Automatic Resigning Party Subsidiary or Additional Party Subsidiary PROVIDED HOWEVER that failure to do so shall not affect which Subsidiary of the Parent is actually a Party Subsidiary at any given time.

SECTION 3.3.  The Party Subsidiaries shall pay punctually all sums due to the Service Provider under this Agreement in accordance with the terms hereof.

SECTION 3.4.  Each Party Subsidiary shall procure that any Subsidiary of the Parent which owns and operates a Ship shall become party to this Agreement. Each Party Subsidiary agrees that, save for any Konstantakopoulos Entity or any Affiliate thereof, or either Blue Net Entity it has engaged the Service Provider or any Sub-Provider to provide the Services on an exclusive basis and, without receiving the prior written approval of the Service Provider or before it has lawfully terminated this Agreement in accordance with its terms, it will not engage any other entity to provide any of the Services (unless such engagement only becomes effective after the termination of this Agreement).

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ARTICLE IV

THE SERVICE PROVIDER’S GENERAL OBLIGATIONS

SECTION 4.1.  In the exercise of its duties hereunder, the Service Provider shall act in accordance with the reasonable policies, guidelines and instructions from time to time communicated to it in writing by any Party Subsidiary.

SECTION 4.2.  For each Party Subsidiary or its Vessel or, as the case may be, Newbuild, the Service Provider shall act and do all and/or any of the acts or things described in this Agreement applicable to each such Party Subsidiary, Vessel or Newbuild in the name and/or on behalf of the relevant Party Subsidiary.

SECTION 4.3.  The Service Provider shall exercise commercially reasonable care to cause all material property of any Party Subsidiary to be clearly identified as such, held separately from the property of the Service Provider and, where applicable, held in safe custody.

SECTION 4.4.  The Service Provider shall exercise commercially reasonable care to cause adequate manpower to be employed by it to perform its obligations under this Agreement, PROVIDED HOWEVER, that the Service Provider, in the performance of its responsibilities under this Agreement, shall be entitled to have regard to its overall responsibilities in relation to the servicing of its clients and in particular, without prejudice to the generality of the foregoing, the Service Provider shall be entitled to allocate available resources and services in such manner as in the prevailing circumstances the Service Provider considers to be fair and reasonable.

SECTION 4.5.  Notwithstanding anything to the contrary contained in this Agreement, the Service Provider agrees that any and all decisions of a material nature relating to any Party Subsidiary or its Vessel or Newbuild shall be reserved to such Party Subsidiary.

SECTION 4.6.  During the term hereof, the Service Provider shall promote the business of the Party Subsidiaries in accordance with the directions of the authorized representative or, as the case may be, representatives of the respective Party Subsidiary and shall at all times use commercially reasonable efforts to conform to and comply with the lawful and reasonable directions, regulations or recommendations made by such authorized representative or, as the case may be, representatives, and in the absence of any specific directions or recommendations as aforesaid and, subject to the terms and conditions of this Agreement, shall provide general administrative and advisory services in connection with the business of the Party Subsidiary always to the extent permitted by the Service Provider’s constitutional documents and governmental licenses/authorizations.

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SECTION 4.7.  The Service Provider, in the performance of its responsibilities under this Agreement, shall exercise commercially reasonable care to cause any purchases of products or services from any of its Affiliates to be on terms no less favorable to the Service Provider than the market prices for products or services that the Service Provider could obtain on an arm’s length basis from unrelated parties.

SECTION 4.8.  During the term hereof, the Service Provider agrees that it will provide the Services to the Party Subsidiaries on an exclusive basis and, without receiving the prior consent of the Party Subsidiaries, it will not provide any Services or other services contemplated herein to any entity other than to Costamare Bulkers Holdings Limited or any Affiliates thereof or the Konstantakopoulos Entities or any Affiliates thereof.

SECTION 4.9.  If a Vessel (which expression for the purposes of this Section shall include any Newbuild to be acquired by a Party Subsidiary) and a Ship directly or indirectly owned and operated by an unaffiliated third party are both available and meet the criteria for a charter being fixed by the Service Provider, the Vessel shall be offered such charter first and the relevant Party Subsidiary shall have 48 hours from such offer being received to accept such offer, failing which such charter shall be then offered to the relevant third party.

SECTION 4.10.  The Service Provider shall at all times maintain appropriate and necessary accounts and records as regards the Services and shall make the same available for inspection and auditing by the Party Subsidiaries at such times as may be mutually agreed by the Service Provider, on the one hand, and the Party Subsidiaries, on the other hand.

ARTICLE V

REPRESENTATION AND OTHER ADMINISTRATIVE SERVICES

SECTION 5.1.  The Service Provider shall provide certain representation and other administrative services to the Party Subsidiaries (in the case of paragraphs (a)(i), (ii), (vi) and (vii), (b), (c) and (d) upon request by the relevant Party Subsidiary), including the following:

(a)  representing each Party Subsidiary generally in its dealings and relations with third parties, including:

(i)  keeping all books and records of things done and transactions performed on behalf of any such Party Subsidiary as it may require from time to time, including, but not limited to, liaising with accountants, lawyers and other professional advisors;

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(ii)  maintaining the general ledgers of any such Party Subsidiary;

(iii)  establishing bank accounts with such financial institutions as a Party Subsidiary may request, managing, administering and reconciling of such Party Subsidiary’s bank accounts;

(iv)  providing assistance in negotiating loan and credit terms with lenders and monitoring and administration of compliance with any applicable financing terms and conditions in effect with investors, banks or other financial institutions;

(v)  assisting with arranging board meetings of each such Party Subsidiary, director accommodation and travel for such board meetings and preparing meeting materials and detailed papers and agendas for scheduled meetings of the board of directors of any Party Subsidiary (and any and all committees thereof) that, where applicable, contain such information as is reasonably available to the Service Provider to enable the relevant board of directors (and any such committees) to base their opinion;

(vi)  preparation of periodic consolidated financial statements of the Party Subsidiaries, including, but not limited to, those required for governmental and regulatory or self-regulatory agency filings and reports to shareholders, arranging of the auditing and/or review of any such financial statements and the provision of related data processing services;

(vii)  preparing and providing (or procuring, at the relevant Party Subsidiary’s cost, a third party service provider to prepare and provide) tax returns required by any law or regulatory authority;

(b)  arranging for the provision of advisory services (either directly or, at the relevant Party Subsidiary’s cost, through a third party service provider) to ensure that such Party Subsidiary is in compliance with all applicable laws, including all relevant securities laws;

(c)  assisting the Party Subsidiaries in establishing and maintaining a system of internal controls sufficient to satisfy any applicable law or regulatory requirements; and

(d)  negotiating the terms and thereafter arranging for cash management services, in each case with a third party provider at the cost of such Party Subsidiary.

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ARTICLE VI- INTENTIONALLY OMITTED

ARTICLE VII

BROKING AND OTHER COMMERCIAL SERVICES

SECTION 7.1.  The Service Provider shall provide to the Party Subsidiaries, upon request by the relevant Party Subsidiary, one or more of the following broking and other commercial services:

(a)  providing charter broking and other chartering services and all matters related thereto, including seeking and negotiating employment for each Vessel and the conclusion (including the execution thereof) of charter parties or other contracts relating to the employment of such Vessel, whether on a voyage, time, demise, contract of affreightment or other basis (if  such contract exceeds a period of 36 months, consent in writing shall first be obtained from the relevant Party Subsidiary);

(b)  arranging of the proper payment to the relevant Party Subsidiary or its nominees of all hire and/or freight revenues or other moneys of whatsoever nature to which such Party Subsidiary may be entitled arising out of the employment or otherwise in connection with the relevant Vessel;

(c)  providing voyage estimates and accounts and calculating of hire, freights, demurrage and/or dispatch moneys due from or due to the charterers of a Vessel;

(d)  issuing to the crew of a Vessel appropriate voyage instructions and monitoring voyage performance;

(e)  appointing agents in any port of the world, handling payments to such agents and auditing the expenses thereof;

(f)  carrying out the necessary communications with the shippers, charterers and others involved with the receiving and handling  of a Vessel at the relevant loading and discharging ports;

(g)  invoicing on behalf of the relevant Party Subsidiary all freights, hires, demurrage, outgoing claims, refund of taxes, balances of disbursements, statements of account and other sums due to a Party Subsidiary and account receivables arising from the operation of a Vessel and, upon the request of the relevant Party Subsidiary, issuing releases on behalf of such Party Subsidiary upon receipt of payment or settlement of any such amounts;

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(h)  preparing off-hire statements and/or hire statements;

(i)  providing marine insurance broking and advisory services and all matters related thereto, including seeking and negotiating insurance cover for each Vessel, the conclusion (including the execution thereof) of the relevant insurance contacts or entries for such Vessel, and the payment of the relevant insurance premiums or P&I calls (either directly or by employing the services (at the relevant Party Subsidiary’s cost) of a third party broker);

(j)  providing ship sale and purchase broking services and all matters related thereto, including the seeking and the negotiation of any sale and purchase agreement of a Vessel (whether a second-hand or Newbuild), the supervision of such sale or purchase and the performance of any sale or purchase agreement (either directly or by employing the services (at the relevant Party Subsidiary’s cost) of a third party broker);

(k)  providing newbuilding, conversion and shiprepair broking services and all matters related thereto (either directly or by employing the services (at the relevant Party Subsidiary’s cost) of a third party broker);

(l)  providing average adjusting services and all matters related thereto in relation to a Vessel; and

(m)  managing relationships between any Party Subsidiary and any existing or potential charterers, shipbuilders, shiprepair yards, insurers, lenders, shipmanagers, manning agents and other shipping industry service providers/participants.

ARTICLE VIII

SERVICES FEES AND EXPENSES

SECTION 8.1.  In consideration of the Service Provider providing the Services to each Party Subsidiary, each such Party Subsidiary shall pay the Service Provider the following fees (together, the “Services Fees” and, on a per Party Subsidiary/Vessel basis, the “Service Fee”):

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(a)  monthly in arrears, a fee in United States Dollars equal to 1.10% calculated on the aggregate of the gross freight, demurrage, charter hire, ballast bonus or other income obtained for the employment of the Vessel of the relevant Party Subsidiary during the term hereof, payable to the Service Provider, only to the extent such freight, demurrage, charter hire, ballast bonus or other income, as the case may be, is received as revenue; and

(b)  on each Payment Date falling after the date of this Agreement a fee equal to the Applicable Fraction of US$666,737.40 payable in cash; and

(c)  on each Payment Date falling after the date of this Agreement, a fee in United States Dollars (the “Relevant Fee”) equal to the Applicable Fraction of:

A x B

PROVIDED HOWEVER, that the Service Provider has the right to request in writing (the “Share Request”) to receive from each Party Subsidiary instead of the Relevant Fee payable by such Party Subsidiary for such Payment Date, a number of common stock of the Parent equal to the Applicable Fraction of B for such Payment Date. Upon receipt of a Share Request by a Party Subsidiary, such Party Subsidiary shall pay the appropriate Relevant Fee to the Parent and shall procure that the Parent shall as soon as possible (i) deliver the relevant common stock to the Service Provider, (ii) advise the Transfer Agent accordingly and (iii) deliver to the Service Provider a duly executed Registration Rights Agreement providing for the transferability of such common stock to any of the Konstantakopoulos Entities PROVIDED HOWEVER FURTHER that Service Provider is aware and acknowledges that there are limitations and restrictions on the circumstances under which it may offer to sell, transfer or otherwise dispose of the common stock to be acquired by it including certain restrictions on transfer under the applicable securities laws.

SECTION 8.2.  For the purposes of Section 8.1, the following terms shall have the following meanings:

“A” is, in relation to a Payment Date, the average of the closing price of the common stock of the Parent on the New York Stock Exchange for the ten trading days ending on such Payment Date.

“B” is Y x 0.2%.

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“Y” is, in relation to a Payment Date, the number of validly issued, fully paid and non-assessable shares of the common stock of the Parent outstanding as of 1 January 2015, as such number may be increased by a stock split or, as the case may be, may be reduced by a reverse stock split of the Parent’s common stock as of such Payment Date. For the avoidance of doubt, there were 74,800,000 shares of issued and outstanding common stock of the Parent as of January 1, 2015.

SECTION 8.3.  The Services Fees will be fixed throughout the term of this Agreement and shall not be subject to adjustment for Euro/U.S. Dollar exchange rate fluctuations or inflation, save that the Service Fee for each Vessel payable pursuant to Section 8.1(b) may be adjusted pursuant to Section 8.4.

SECTION 8.4.  The Services Fees payable pursuant to Section 8.1(b), for the 12-month period starting on January 1, 2016 and for each subsequent 12-month period falling thereafter (each such 12-month period referred to hereinafter as an “Annual  Period”) will, in each case, be adjusted upwards with effect from the beginning of such Annual Period if:

(a)  the average of the Euro/U.S. Dollar exchange rates during the 12-month period ending on the last day of the month of September falling before the commencement date of such Annual Period (such average being the average over the applicable period, as calculated by the Service Provider from the Euro Foreign Exchange Reference Rate published daily at 15:00 CET by the European Central Bank on www.ecb.int) evidence that the Euro has strengthened against the U.S. Dollar by more than five per cent (5%) from:

(i)  in the case of the first Annual Period starting on the day falling immediately after 31 December 2015, the rate existing on the business day immediately prior to the date of this Agreement, and

(ii)  in the case of each subsequent Annual Period, the previous Euro/U.S. Dollar average calculated for the purposes of this Section 8.4 in respect of the immediately previous Annual Period,

by the average percentage amount by which the Euro has in each such case so strengthened against the U.S. Dollar; and/or

(b)  the Service Provider has incurred a material unforeseen increase in the cost of providing the Services, by an amount to be agreed between the Service Provider and the Party Subsidiaries, each acting in a commercially reasonable manner.

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SECTION 8.5.  The Service Provider shall, subject to Section 8.6, pay for all usual office expenses incurred by it as the Service Provider.

SECTION 8.6.  Each Party Subsidiary hereby acknowledges that any capital expenditure, financial costs, operating expenses for its Vessel and any general and administrative expenses of such Party Subsidiary whatsoever are not covered by the Service Fee and any such expenditure, costs and expenses shall be paid fully by the relevant Party Subsidiary, whether directly to third parties (which for the avoidance of doubt shall include any Sub-Provider) or by payment to such third parties through the Service Provider and to the extent incurred by the Service Provider, shall be reimbursed to it by such Party Subsidiary.  The said capital expenditure, financial costs, operating expenses for each Party Subsidiary and its Vessel and general and administrative expenses of each Party Subsidiary include, without limiting the generality of the foregoing, items such as:

(a)  fees, interest, principal and any other costs due to a Party Subsidiary’s financiers and their respective advisors;

(b)  all voyage expenses and vessel operating and maintenance expenses relating to the operation and management of a Vessel (including crew costs, surveyor’s attendance fees, bunkers, lubricant oils, spares, survey fees, classification society fees, maintenance and repair costs, vetting expenses, etc.);

(c)  any commissions, fees, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors or any other third parties whatsoever appointed by the Service Provider whether in its name or on behalf and/or in the name of any Party Subsidiary;

(d)  any commissions, fees, remuneration or disbursements due to lawyers, brokers, agents, surveyors, consultants, financial advisors, investment bankers, insurance advisors or any other third parties (other than, if applicable, a Related Service Provider) whatsoever sub-contracted to the Service Provider in the normal and reasonable course of meeting the Service Provider’s duties and obligations under this Agreement including the duties provided in Articles V, VI and VII of this Agreement;

(e)  applicable deductibles, insurance premiums and/or P&I calls;

(f)  compensation expenses for employees other than of the Service Provider;

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(g)  postage, communication, traveling, lodging, victualling, overtime, out of office compensation and out of pocket expenses of the Service Provider and/or its personnel, incurred in pursuance of the Services; and

(h)  any other out of pocket expenses that are incurred by the Service Provider in the performance of the Services pursuant to this Agreement.

SECTION 8.7.  The Service Provider shall have the right to demand the Service Fee payable in relation to each Party Subsidiary and its Vessel from either all the Party Subsidiaries or such Party Subsidiary.  By written notice to the Party Subsidiaries, the Service Provider may direct the Party Subsidiaries to pay any amounts owing by the Service Provider to any Sub-Provider pursuant to a subcontract of any provisions of this Agreement, directly to the relevant Sub-Provider.

SECTION 8.8.  In the event that this Agreement is terminated, other than by reason of default by the Service Provider, the Services Fees payable to the Service Provider under Section 8.1 shall be payable for a further period of three months from the termination date.  The fees payable for the said three months shall be paid in one lump sum in advance on the termination of this Agreement.

ARTICLE IX

CORPORATE PLANNING AND EXPENSES

SECTION 9.1.  The Service Provider shall maintain the records of all costs and expenses incurred, including any invoices, receipts and supplementary materials as are necessary or proper for the settlement of accounts.

SECTION 9.2.  Insofar as any moneys are collected from third parties by the Service Provider under the terms of this Agreement (other than moneys payable by a Party Subsidiary to the Service Provider), such moneys and any interest thereon shall be held to the credit of the relevant Party Subsidiary in a separate bank account in the name thereof.  Interest on any such bank account shall be for the benefit of the relevant Party Subsidiary.

SECTION 9.3.  Notwithstanding anything contained herein to the contrary, the Service Provider shall in no circumstances be required to use or commit its own funds to finance the provision of the Services.

SECTION 9.4.  To the extent that a Related Service Provider has been appointed in accordance with the terms of Section 2.3, it is agreed by the Party Subsidiaries and the Service Provider for the benefit of such Related Service Provider that the provisions of Article VIII shall apply to such Related Service Provider as if such provisions were repeated herein, but with references to:

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(a)  the “Service Provider” being deemed as references to the relevant Related Service Provider;

(b)  the “Services” being deemed as references to the services to be performed by such Related Service Provider under the relevant services agreement;

(c)  the “Vessels” being deemed as references to the Vessels being services by such Related Service Provider under a services agreement entered into directly with the relevant Party Subsidiaries;

(d)  the “Party Subsidiaries” being deemed as references to the relevant Party Subsidiaries; and

(e)  references to “this Agreement” being deemed as references to any services agreement signed by such Related Service Provider directly with the relevant Party Subsidiaries.

ARTICLE X

LIABILITY AND INDEMNITY

SECTION 10.1.  Save for the obligation of the Party Subsidiaries to pay any moneys or common stock due to the Service Provider hereunder, neither any Party Subsidiary nor the Service Provider shall be under any liability to the other for any failure to perform any of their obligations hereunder by reason of Force Majeure.  “Force Majeure” shall mean any cause whatsoever of any nature or kind beyond the reasonable control of the relevant Party Subsidiary or the Service Provider, including, without limitation, acts of God, acts of civil or military authorities, acts of war or public enemy, acts of any court, regulatory agency or administrative body having jurisdiction, insurrections, riots, strikes or other labor disturbances, embargoes or other causes of a similar nature.

SECTION 10.2.  The Service Provider, including its officers, directors, employees, shareholders, agents, sub-contractors and any Sub-Provider (the “Service Provider Related Parties”) shall be under no liability whatsoever to any Party Subsidiary or to any third party (including the crew of a Vessel) for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect (including but not limited to loss of profit arising out of or in connection with detention of or delay to a Vessel), and howsoever arising in the course of the performance of this Agreement, unless and to the extent that the same is proved to have resulted solely from the gross negligence or willful misconduct of the Service Provider, its officers, employees, agents, sub-contractors or any Sub-Provider.

SECTION 10.3.  Intentionally Omitted

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SECTION 10.4.  The Party Subsidiaries shall indemnify and hold harmless the Service Provider Related Parties against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement and against and in respect of any loss, damage, delay or expense of whatsoever nature (including legal costs and expenses on a full indemnity basis), whether direct or indirect, incurred or suffered by any Service Provider Related Party arising out of or in connection with the performance of this Agreement, unless incurred or suffered due to the gross negligence or willful misconduct of any Service Provider Related Party.

SECTION 10.5.  It is hereby expressly agreed that no employee or agent of the Service Provider (including any sub-contractor from time to time employed by the Service Provider) shall in any circumstances whatsoever be under any liability whatsoever to any Party Subsidiary or any third party for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment or agency and, without prejudice to the generality of the foregoing provisions in this Article X, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Service Provider or to which the Service Provider is entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Service Provider acting as aforesaid, and for the purpose of all the foregoing provisions of this Article X, the Service Provider is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be the Service Provider’s servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.  Nothing in this Section 10.5 shall be construed so as to further limit any liability the Service Provider may have to the Party Subsidiaries under Section 10.2.

SECTION 10.6.  The provisions of this Article X shall survive any termination of this Agreement.

ARTICLE XI

RIGHTS OF THE SERVICE PROVIDER AND RESTRICTIONS ON THE SERVICE PROVIDER’S AUTHORITY

SECTION 11.1.  Except as may be provided in this Agreement or in any separate written agreement between any Party Subsidiary and the Service Provider or a Sub-Provider, the Service Provider and any Sub-Provider shall be an independent contractor and not the agent of any Party Subsidiary and shall have no right or authority to incur any obligation on behalf of any Party Subsidiary or to bind any Party Subsidiary in any way whatsoever.  Nothing in this Agreement shall be deemed to make the Service Provider or any Sub-Provider or any of their subsidiaries or employees an employee, joint venturer or partner of any Party Subsidiary.

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SECTION 11.2.  Each Party Subsidiary acknowledges that the Service Provider or, as the case may be, any Sub-Provider shall have no responsibility hereunder, direct or indirect, with regard to the formulation of the business plans, policies, management or strategies (financial, tax, legal or otherwise) of any Party Subsidiary, which is solely the responsibility of each respective Party Subsidiary.  Each Party Subsidiary shall set its corporate policies independently through its respective board of directors and executive officers and nothing contained herein shall be construed to relieve such directors or officers of each respective Party Subsidiary from the performance of their duties or to limit the exercise of their powers.

SECTION 11.3.  Notwithstanding the other provisions of this Agreement:

(a)  the Service Provider or, as the case may be, any Sub-Provider may act with respect to a Party Subsidiary upon any advice, resolutions, requests, instructions, recommendations, direction or information obtained from such Party Subsidiary or any banker, accountant, broker, lawyer or other person acting as agent of or adviser to such Party Subsidiary and the Service Provider or, as the case may be, the relevant Sub-Provider shall incur no liability to such Party Subsidiary for anything done or omitted or suffered in good faith in reliance upon such advice, instruction, resolution, recommendation, direction or information made or given by such Party Subsidiary or its agents, in the absence of gross negligence or willful misconduct by the Service Provider or, as the case may be, the relevant Sub-Provider or their respective servants, and shall not be responsible for any misconduct, mistake, oversight, error of judgment, neglect, default, omission, forgetfulness or want of prudence on the part of any such banker, accountant, broker, lawyer, agent or adviser or other person as aforesaid;

(b)  the Service Provider or, as the case may be, a Sub-Provider shall not be under any obligation to carry out any request, resolution, instruction, direction or recommendation of any Party Subsidiary or its agents if the performance thereof is or would be illegal or unlawful; and

(c)  the Service Provider or, as the case may be, the relevant Sub-Provider shall incur no liability to any Party Subsidiary for doing or failing to do any act or thing which it shall be required to do or perform or forebear from doing or performing by reason of any provision of any law or any regulation or resolution made pursuant thereto or any decision, order or judgment of any court or any lawful request, announcement or similar action of any person or body exercising or purporting to exercise the legitimate authority of any government or of any central or local governmental institution in each case where the above entity has jurisdiction.

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ARTICLE XII

TERMINATION OF THIS AGREEMENT

SECTION 12.1.  This Agreement shall be effective as of the date hereof.  The term of this Agreement shall be extended after the end of the Initial Term on a year-to-year basis (each a “Subsequent Term”) unless the Party Subsidiaries, at least 12 months prior to the end of the then current term, give written notice to the Service Provider that they wish to terminate this Agreement at the end of the then current term.  In no event will the term of this Agreement extend beyond the date falling twenty years after the last day of the Initial Term.

SECTION 12.2.  The Party Subsidiaries shall be entitled to terminate this Agreement by notice in writing to the Service Provider if:

(a)  the Service Provider defaults in the performance of any material obligation under this Agreement, subject to a cure right of 20 Business Days following written notice by the Party Subsidiaries;

(b)  any moneys due and payable to the Party Subsidiaries or third parties by the Service Provider under this Agreement is not paid or accounted for within 10 Business Days following written notice by the Party Subsidiaries;

(c)  there is a Change in Control of the Service Provider; or

(d)  the Service Provider is convicted of, enters a plea of guilty or nolo contendere with respect to, or enters into a plea bargain or settlement admitting guilt for a crime (including, for the avoidance of doubt, fraud), which conviction, plea bargain or settlement is demonstrably and materially injurious to the Party Subsidiaries, PROVIDED ALWAYS, such crime is not a misdemeanor and PROVIDED ALWAYS further that such crime has been committed solely and directly by an officer or director of the Service Provider acting within the terms of his or her employment or office.

SECTION 12.3.  The Service Provider shall be entitled to terminate this Agreement by notice in writing to the Party Subsidiaries if:

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(a)  any moneys payable by a Party Subsidiary under this Agreement is not paid when due or if due on demand within 20 Business Days following demand by the Service Provider;

(b)  a Party Subsidiary defaults in the performance of any other material obligations under this Agreement, subject to a cure right of 20 Business Days following written notice by the Service Provider; or

(c)  there is a Change in Control of the Parent.

SECTION 12.4.  Either party (the Party Subsidiaries acting as one) shall be entitled to terminate this Agreement by notice in writing to the other party if:

(a)  the other party ceases to conduct business, or all or substantially all of the equity-interests, properties or assets of such other party are sold, seized or appropriated which, in the case of seizure or appropriation, is not discharged within 20 Business Days;

(b)  (i) the other party files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation; (ii) a petition is filed against the other party seeking to have it declared insolvent or bankrupt and such petition is not dismissed or stayed within 90 Business Days of its filing; (iii) the other party shall admit in writing its insolvency or its inability to pay its debts as they mature; (iv) an order is made for the appointment of a liquidator, manager, receiver or trustee of the other party of all or a substantial part of its assets; (v) if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or a substantial part of the other party’s undertaking, property or assets; or (vi) if an order is made or a resolution is passed for the other party’s winding up; OR

(c)  the other party is prevented from performing its obligations hereunder, in any material respect, by reasons of Force Majeure for a period of two or more consecutive months.

SECTION 12.5.  Upon the effective date of termination pursuant to this Article XII, the Service Provider shall promptly terminate its services hereunder, after taking reasonable commercial steps to minimize any interruption to the business of the Party Subsidiaries.

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SECTION 12.6.  Upon termination, the Service Provider shall, as promptly as possible, submit a final accounting of funds received and disbursed under this Agreement and of any remaining Service Fee and/or any other funds due from any Party Subsidiary, calculated pro rata to the date of termination, and any non-disbursed funds of any Party Subsidiary in the Service Provider’s possession or control will be paid by the Service Provider as directed by such Party Subsidiary promptly upon the Service Provider’s receipt of all sums then due to it under this Agreement, if any.

SECTION 12.7.  Upon termination of this Agreement, the Service Provider shall release to the Party Subsidiaries the originals where possible, or otherwise certified copies, of all such accounts and all documents specifically relating to a Party Subsidiary or its Vessel or the provision of the Services.

SECTION 12.8.  Upon termination of this Agreement either by the Service Provider for any reason (other than pursuant to Section 12.4(c)) or by the Party Subsidiaries pursuant to Section 12.1, the Party Subsidiaries shall be liable to pay to the Service Provider as liquidated damages an amount in U.S. Dollars equal to the lesser of (a) ten times and (b) the number of full years remaining prior to the date falling twenty years after the last day of the Initial Term times, in each case, the aggregate fees due and payable to the Service Provider under the terms of this Agreement during the 12-month period ending on the date of termination of this Agreement, PROVIDED ALWAYS, that the amount of liquidated damages payable thereunder shall never be less than two times the aggregate fees due and payable to the Service Provider under the terms of this Agreement during the 12-month period ending on the date of termination of this Agreement.

SECTION 12.9.  The provisions of this Article XII shall survive any termination of this Agreement.

ARTICLE XIII

ADDITION AND RESIGNATION OF SUBSIDIARIES

SECTION 13.1.  Any Subsidiary of the Parent owning and operating a Ship or having contracted with a view to operating a Newbuild and not already a Party Subsidiary, shall request it becomes a party to this Agreement (the “Additional Party Subsidiary”) as soon as possible after becoming the owner and operator of such Vessel or, as the case may be, contracting with a view to operating such Newbuild. The Additional Party Subsidiary shall become a party to this Agreement upon it and the Service Provider both executing a duly completed Accession Letter.

SECTION 13.2.  Any Party Subsidiary may request that it ceases to be a party to this Agreement (the “Resigning Party Subsidiary”) by delivering to the Service Provider a duly completed and executed Resignation Letter.  The Resigning Party Subsidiary shall cease to be a Party Subsidiary and shall have no further rights or obligations under this Agreement upon the Service Provider accepting such Resignation Letter by counter-signing the same.

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SECTION 13.3.  Unless the parties hereto agree otherwise, any Party Subsidiary which is sold or otherwise transferred or distributed or finally dissolved or whose Vessel (including any Newbuild) is sold or becomes a total loss or of whose newbuilding contract is terminated or cancelled (the “Automatic Resigning Party Subsidiary”), shall be deemed to have resigned from this Agreement as of the date of such sale, loss, termination or cancellation without the need for any Resignation Letter to be delivered in accordance with Section 13.2, upon which the Automatic Resigning Party Subsidiary shall cease to be a Party Subsidiary and shall have no further rights or obligations under this Agreement (unless the parties hereto have agreed otherwise in writing).

ARTICLE XIV

NOTICES

SECTION 14.1.  All notices, consents and other communications hereunder, or necessary to exercise any rights granted hereunder, shall be in writing, sent either by prepaid registered mail or telefax, and will be validly given if delivered on a Business Day:

(a)  in relation to a Party Subsidiary, at:

c/o Costamare Inc.
Guildo Pastor Center,
7 rue du Gabian
98000 Monaco

Email: info@costamare.mc
Attention: Gerant

(b)  in relation to the Service Provider at:

Costamare Shipping Services Ltd.
60 Zephyrou Street & Syngrou Avenue, Palaio Faliro, Athens, Greece

Email: info@costamare.com
Attention: General Manager

ARTICLE XV

APPLICABLE LAW

SECTION 15.1.  This Agreement and any non-contractual obligations connected with it shall be governed by, and construed in accordance with, the laws of England.

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SECTION 15.2.  Except for Sections 2.2, 8.6 and 8.7 and Articles X and XI which can be relied on by a Sub-Provider and Sections 2.2, 8.6, 8.7 and 9.4 and Articles X and XI which can be relied on by a Related Service Provider, no other term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Agreement.

ARTICLE XVI

ARBITRATION

SECTION 16.1.  All disputes arising out of this Agreement and/or any non-contractual obligations connected with it shall be arbitrated in London in the following manner.  One arbitrator is to be appointed by each of the Service Provider and the Party Subsidiaries (acting as one) and a third by the two so chosen.  Their decision or that of any two of them shall be final.  The arbitrators shall be commercial persons, conversant with shipping matters.  Such arbitration is to be conducted in accordance with the London Maritime Arbitration Association (LMAA) Terms current at the time when the arbitration proceedings are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof.

SECTION 16.2.  In the event that a party hereto shall state a dispute and designate an arbitrator in writing, the other party shall have 10 Business Days to designate its own arbitrator.  If such other party fails to designate its own arbitrator within such period, the arbitrator appointed by the first party can render an award hereunder.

SECTION 16.3.  Until such time as the arbitrators finally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.

SECTION 16.4.  The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of this Agreement, including but not limited to the posting of security.  Awards pursuant to this Article XVI may include costs and judgments may be entered upon any award made herein in any court having jurisdiction.

ARTICLE XVII

MISCELLANEOUS

SECTION 17.1.  This Agreement constitutes the sole understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, with respect thereto.  This Agreement may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

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SECTION 17.2.  During the term hereof, the Service Provider will not provide services hereunder through, or otherwise cause any Party Subsidiary to have, an office or fixed place of business in the United States.

SECTION 17.3.  This Agreement may be executed in one or more written counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.

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IN WITNESS WHEREOF the undersigned have executed this Agreement as of the date first above written.

EACH OF THE SUBSIDIARIES SET OUT IN SCHEDULE A

by:

Name: Ioannis Platsidakis
Title: President and Sole Director

COSTAMARE SHIPPING SERVICES LTD.

by:

Name: Athanasios Beis
Title: President and Director

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SCHEDULE A
SUBSIDIARIES

1	ACHILLEAS MARITIME CORPORATION	35	LONGLEY SHIPPING CO.
2	ADELE SHIPPING CO.	36	MADELIA SHIPPING CO.
3	AINSLEY MARITIME CO.	37	MARINA MARITIME CORPORATION
4	ALFORD SHIPPING CO.	38	NAVARINO MARITIME CORPORATION
5	AMBROSE MARITIME CO.	39	NERIDA SHIPPING CO.
6	BAILS SHIPPING CO.	40	NISBET SHIPPING CO.
7	BARKLEY SHIPPING CO.	41	NOVARA SHIPPING CO.
8	BASTIAN SHIPPING CO.	42	PEDDAR SHIPPING CO.
9	BEARDMORE MARITIME CO.	43	PERCY SHIPPING CO.
10	BENEDICT MARITIME CO.	44	PLANGE SHIPPING CO.
11	BERG SHIPPING CO.	45	QUENTIN SHIPPING CO.
12	BERTRAND MARITIME CO.	46	RADER SHIPPING CO.
13	CADENCE SHIPPING CO.	47	RAYMOND SHIPPING CO.
14	CAPETANISSA MARITIME CORPORATION	48	REDDICK SHIPPING CO.
15	CARAVOKYRA MARITIME CORPORATION	49	RENA MARITIME CORPORATION
16	CARRAN SHIPPING CO.	50	ROCKWELL SHIPPING CO.
17	CONLEY SHIPPING CO.	51	SANDER SHIPPING CO.
18	COSTACHILLE MARITIME CORPORATION	52	SAVAL SHIPPING CO.
19	DUVAL SHIPPING CO.	53	SCHOFIELD MARITIME CO.
20	EVANTONE SHIPPING CO.	54	SIMONE SHIPPING CO.
21	FAIRBANK MARITIME CO.	55	SINGLETON SHIPPING CO.
22	FINNEY SHIPPING CO.	56	SKERRETT MARITIME CO.
23	FIRMINO SHIPPING CO.	57	SPEDDING SHIPPING CO.
24	FORTROSE SHIPPING CO.	58	SYKES MARITIME CO
25	GEYER MARITIME CO.	59	TANERA SHIPPING CO.
26	HARDEN SHIPPING CO.	60	TATUM SHIPPING CO.
27	HARDISTY SHIPPING CO.	61	TERANCE SHIPPING CO.
28	HOLLER SHIPPING CO.	62	TIMPSON SHIPPING CO.
29	HYDE MARITIME CO.	63	UNDINE SHIPPING CO.
30	JODIE SHIPPING CO.	64	URIZA SHIPPING S.A.
31	KALAMATA SHIPPING CORPORATION	65	VERANDI SHIPPING CO.
32	KAYLEY SHIPPING CO.	66	VERNES SHIPPING CO.
33	KELSEN SHIPPING CO.	67	VIRNA SHIPPING CO.
34	KEMP MARITIME CO.	68	WESTER SHIPPING CO.

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SCHEDULE B

FORM OF ACCESSION LETTER

To:    COSTAMARE SHIPPING SERVICES LTD.

From: [additional Party Subsidiary]

Dated:

Dear Sirs,

Services Agreement dated [        ] (the “Agreement”)

1	We refer to the Agreement. This is an Accession Letter. Terms defined in the Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2
[Subsidiary] agrees to become an Additional Party Subsidiary and to be bound by the terms of the Agreement as an Additional Party Subsidiary pursuant to Section 13.1 of the Agreement.  [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction].

3	This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with English law.

4	This Accession Letter is entered into by deed.

COSTAMARE SHIPPING SERVICES LTD.	[Subsidiary]

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SCHEDULE C

FORM OF RESIGNATION LETTER

To:    COSTAMARE SHIPPING SERVICES LTD.

From: [resigning Party Subsidiary]

Dated:

Dear Sirs,

Services Agreement dated [        ] (the “Agreement”)

1	We refer to the Agreement. This is a Resignation Letter. Terms defined in the Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2	Pursuant to Section 13.2 of the Agreement, we request that [resigning Party Subsidiary] be released from its obligations as a Party Subsidiary under the Agreement.

3	This Resignation Letter and any non-contractual obligations arising out of or in connection with are governed by and shall be construed in accordance with English law.

[Subsidiary]

By:

I hereby acknowledge receipt of this Resignation Letter and accept the request set out in clause 2 hereof.

COSTAMARE SHIPPING SERVICES LTD.

By:

EXHIBIT C

STOCK PURCHASE AGREEMENT

May 6, 2025

This Stock Purchase Agreement (the “Agreement”), dated as of May 6, 2025, by and among Costamare Inc., a Marshall Islands corporation (the “Parent”) and Costamare Bulkers Holdings Limited, a Marshall Islands corporation and a direct, wholly-owned subsidiary of the Parent (“CMDB” and, together with the Parent, the “Parties”).

WHEREAS:

A.           Parent desires to spin-off its dry bulk shipping business into a separately traded standalone company (the “Separation”);

B.           In connection with the Separation, the Parties will enter a Separation and Distribution Agreement, attached as Exhibit 4.2 to the CMDB Form 20-F (Commission File No. 001- 42581) filed on March 31, 2025 (the “Separation and Distribution Agreement”) to, among other things, transfer the Costamare Bulkers Assets and Costamare Bulkers Liabilities (each as defined in the Separation and Distribution Agreement) to CMDB;

C.           Costamare Bulkers Inc., a Marshall Islands corporation and a direct, majority-owned subsidiary of the Parent (“CBI”), contains the Parent’s dry bulk operating platform that charters-in/out dry bulk vessels and enters into contracts of affreightment and forward freight agreements;

C.           The Parent owns ordinary shares, par value $0.001 per share, of CBI (“CBI Ordinary Shares”) representing 97.5% of the issued and outstanding CBI Ordinary Shares (the “Parent’s CBI Shares”); and

D.           In connection with the Separation, CMDB desires to purchase from the Parent, and the Parent desires to sell to CMDB, the Parent’s CBI Shares for cash consideration in the amount of $104,069,000 (the “Purchase Price”).

NOW, THEREFORE, in consideration of the premises set forth above and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.           THE STOCK PURCHASE

1.1          Effective as of the Effective Time (as defined below), the Parent hereby unconditionally sells, transfers and delivers to CMDB, and CMDB hereby purchases from the Parent, the Parent’s CBI Shares, which are hereby sold, transferred and delivered with full legal and beneficial title, free from any liens and together with all rights attached thereto and CMDB unconditionally acquires and accepts the Parent’s CBI Shares.

1.2          At the Effective Time, as consideration for the receipt of the Parent’s CBI Shares under Section 1.1 of this Agreement, CMDB will pay the Parent, by wire transfer of immediately available funds to such account as designated by the Parent, cash in U.S. Dollars in an amount equal to the Purchase Price.

1.3          The closing of the transactions contemplated by this Agreement shall take place promptly after the Distribution (as defined in the Separation and Distribution Agreement) is complete (the “Effective Time”). If the Effective Time does not occur for any reason, the transactions contemplated by this Agreement shall not occur and this Agreement shall be null and void and shall have no force or effect and shall be disregarded by the Parties hereto.

1.4          Upon completion of the transactions under Section 1.1 and Section 1.2 of this Agreement, CMDB shall be entitled to all benefits and burdens of ownership of the Parent’s CBI Shares, including the right to exercise any voting rights, to receive any distributions and dividends with respect to the Parent’s CBI Shares and to transfer the Parent’s CBI Shares to third parties, and the Parent shall have no further right, title and interest in and to the Parent’s CBI Shares.

2.           NO REPRESENTATIONS

2.1          The Parent makes no representations or warranties with respect to the Parent’s CBI Shares.

3.           FURTHER ASSURANCE

3.1          The Parties shall take all such further action and execute, acknowledge and deliver all such additional documents that the other Party deems necessary to carry out the intent of this Agreement and/or that may affect the Parent’s or CMDB’s ability to exercise any or all of their rights in, to or under the Parent’s CBI Shares.

4.           SEPARATION AND DISTRIBUTION AGREEMENT

4.1          The provisions of this Agreement remain subject to, and nothing in this Agreement, express or implied, is intended to or shall be construed to supersede, modify, replace, amend, rescind, waive, expand or limit in any way the rights of the parties under, and the terms of, the Separation and Distribution Agreement, to be entered into between the Parent and CMDB in connection with the Separation, provided that the Separation and Distribution Agreement shall mean the Separation and Distribution Agreement in the form as finally executed and delivered by the Parent and CMDB. To the extent that any provision of this Agreement conflicts or is inconsistent with the terms of the Separation and Distribution Agreement, the Separation and Distribution Agreement shall govern, including with respect to the enforcement of the rights and obligations of the Parties to this Agreement. For the avoidance of doubt, the transactions contemplated by this Agreement constitute a part of the Separation (as defined in the Separation and Distribution Agreement).

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5.           INDEMNITIES

5.1          Nothing in this Agreement is intended to impair or alter the rights of the Parties, their parent entities, or affiliates thereof, under the indemnification provisions set forth in the Separation and Distribution Agreement.

6.           ENTIRE AGREEMENT

6.1          This Agreement, together with the Separation and Distribution Agreement and the other agreements and certificates delivered in connection therewith, contains the entire agreement and understanding of the Parties hereto with respect to the transactions contemplated hereby and supersede any and all prior agreements, arrangements and understandings among the Parties relating to the subject matter hereof.

7.           NO THIRD-PARTY BENEFICIARIES

7.1          Nothing contained in this Agreement is intended by the Parties to confer upon any person other than the Parties hereto any rights or remedies hereunder, except as may be contemplated in the Separation and Distribution Agreement.

8.           COUNTERPARTS

8.1          This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

9.           GOVERNING LAW

9.1          This Agreement and the rights and obligations of the Parties hereunder shall be governed by, construed and interpreted in accordance with, the laws of the State of New York without regard to the principles of conflict of laws; provided that the internal corporate affairs of the Parties and CBI shall be governed by Marshall Islands law.

10.         BINDING EFFECT

10.1          This Agreement shall be binding upon the Parties hereto and shall inure to the benefit of and be enforceable by each of them and their respective successors and permitted assigns.

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11.         SEVERABILITY

11.1          If any term or provision of this Agreement is found to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.  Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the Parties to this Agreement as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

12.         AMENDMENTS

12.1          No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any Party to this Agreement, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party.

[Signature page follows]

4

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

COSTAMARE INC.

By:
Name: Konstantinos Konstantakopoulos
Title: President/CEO/Director

COSTAMARE BULKERS HOLDINGS LIMITED

By:
Name: Gregory Zikos
Title: Treasurer/Director

[Signature Page to CBI Stock Purchase Agreement]

EXHIBIT D

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) is made as of the 28th day of March, 2025, by and among, Costamare Bulkers Holdings Limited, a Marshall Islands corporation (“CMDB”), and JJ Holding 2022 Aps (the “CBI Investor”).

RECITALS

WHEREAS, the CBI Investor owns ordinary shares, par value $0.001 per share (“CBI Ordinary Shares”), of Costamare Bulkers Inc., a Marshall Islands corporation (“CBI”), representing 2.5% of the issued and outstanding CBI Ordinary Shares (the “CBI Investor Shares”);

WHEREAS, CMDB is a direct, wholly-owned subsidiary of Costamare Inc. (“CMRE”); and

WHEREAS, in connection with the separation of CMDB from CMRE (the “Separation”) pursuant to the Separation and Distribution Agreement (the “SDA”) to be entered into between CMRE and CMDB in substantially the form attached hereto as Exhibit A, the CBI Investor desires to exchange with CMDB all of the CBI Investor Shares in exchange for CMDB’s issuance to the CBI Investor of common shares, par value $0.0001, of CMDB (the “CMDB Common Shares”) in an amount that will equal 0.75% of the issued and outstanding CMDB Common Shares immediately following the completion of the Distribution (as defined in the SDA) (the “Exchange Shares”).

NOW, THEREFORE, in consideration of the mutual agreements, representations, warranties, and provisions contained herein, and intending to be legally bound, the parties hereto agree as follows:

1.            Purchase and Sale of Shares; Effective Time.

1.1.        Purchase and Sale.  Subject to the terms and conditions herein, effective as of the Effective Time, the CBI Investor hereby sells, assigns, and transfers to CMDB all of the CBI Investor’s right, title, and interest in and to the CBI Investor Shares, free and clear of all liens, encumbrances, and restrictions (other than restrictions applicable under the Shareholders’ Agreement relating to CBI, dated November 14, 2022, among CMRE, JJ Holding 2022 ApS, Kishtani Holding GmbH, Motte Holding GmbH and CBI, as amended on May 25, 2023 (the “Shareholders’ Agreement”) or any applicable state and federal securities laws).

1.2.        Consideration.  In consideration for the transfer of the CBI Investor Shares to CMDB by the CBI Investor, at the Effective Time, CMDB shall issue and deliver to the CBI Investor the Exchange Shares, which shares shall be duly authorized, validly issued, fully paid, and nonassessable.

1.3.        Effective Time.  The closing of the transaction contemplated by this Agreement shall take place promptly after the Distribution (the “Effective Time”). If for any reason the Effective Time has not occurred on or prior toMay 31, 2025, or such later date as CMDB and the CBI Investor may agree in writing, the transactions contemplated by this Agreement shall not occur and this Agreement shall be null and void and shall have no force or effect and shall be disregarded by the parties hereto.

1.4.        Delivery of Exchange Shares.  At the Effective Time, CMDB shall deliver to the CBI Investor the Exchange Shares in book-entry form, registered in the CBI Investor’s name.

2.            Representations and Warranties of CMDB.  CMDB hereby represents and warrants to the CBI Investor as follows:

2.1.        Power and Authority.  CMDB is duly organized, validly existing, and in good standing under the laws of the Marshall Islands.  CMDB has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein.

2.2.      Enforceability.  This Agreement has been duly authorized, executed, and delivered by CMDB and constitutes a legal, valid, and binding obligation of CMDB, enforceable against CMDB in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

2.3.       Valid Issuance and Title.  The Exchange Shares, when issued in accordance with this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.  Upon issuance of the Exchange Shares to the CBI Investor, the CBI Investor shall have good and valid title to and record and beneficial ownership of the Exchange Shares and such shares shall be free and clear of any liens, encumbrances, and restrictions (other than restrictions applicable under applicable state and federal securities laws).

2.4.       No Conflicts.  The execution, delivery, and performance of this Agreement and consummation of the transactions contemplated herein will not conflict with or result in a breach of any of the terms, conditions, or provisions of the organizational documents of CMDB or any law, statute, rule, or regulation of any governmental authority, or conflict with or result in a breach of any of the terms, conditions, or provisions of any judgment, order, injunction, decree, or ruling of any court or arbitration tribunal or governmental authority to which CMDB is subject, or of any provision of any agreement to which CMDB is a party or by which CMDB is bound.

2.5.       Disclaimer.  Except as expressly set forth in this Agreement or in any certificate or instrument executed and delivered by or on behalf of CMDB pursuant to or as required by this Agreement, CMDB does not make any representation or warranty, express or implied at law or in equity, and any such other representations and warranties are hereby expressly disclaimed.

3.            Representations, Warranties and Covenants of the CBI Investor.  The CBI Investor represents and warrants to CMDB as follows:

3.1.      Power and Authority.  The CBI Investor is duly organized, validly existing, and in good standing under the laws of the jurisdiction in which it is formed or organized, and the CBI Investor has the power and authority to execute and deliver this Agreement and to consummate the transactions contemplated herein.

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3.2.       Enforceability.  This Agreement has been duly authorized, executed, and delivered by the CBI Investor and constitutes a legal, valid and binding obligation of the CBI Investor, enforceable against the CBI Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

3.3.       Title.  The CBI Investor represents and warrants that the CBI Investor has good and valid title to and record and beneficial ownership of the CBI Investor Shares and the CBI Investor Shares are free and clear of any liens, encumbrances, and restrictions (other than restrictions applicable under the Shareholders’ Agreement or any applicable state and federal securities laws).

3.4.        No Conflicts.  The execution, delivery, and performance of this Agreement and consummation of the transactions contemplated herein will not conflict with or result in a breach of any of the terms, conditions, or provisions of the organizational documents of the CBI Investor or any law, statute, rule, or regulation of any governmental authority, or conflict with or result in a breach of any of the terms, conditions, or provisions of any judgment, order, injunction, decree, or ruling of any court or arbitration tribunal or governmental authority to which the CBI Investor is subject, or of any provision of any agreement, other than the Shareholders’ Agreement, to which the CBI Investor is a party or by which the CBI Investor is bound.

3.5.        Disclosure of Information; Non-Reliance. The CBI Investor acknowledges that it has received all the information it considers necessary or appropriate to enable it to make an informed decision concerning an investment in CMDB Common Shares.  The CBI Investor further represents that it has had an opportunity to ask questions and receive answers from CMDB and receive the advice of counsel regarding the terms and conditions of the exchange of CBI Ordinary Shares for CMDB Common Shares.  The CBI Investor confirms that neither CMDB nor any affiliate thereof has given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in CMDB Common Shares. In deciding to exchange its CBI Ordinary Shares for CMDB Common Shares, the CBI Investor is not relying on the advice or recommendations of CMDB or any affiliate thereof and the CBI Investor has made its own independent decision that the investment in CMDB Common Shares is suitable and appropriate for the CBI Investor. The CBI Investor understands that no federal or state agency has passed upon the merits or risks of an investment in CMDB Common Shares or made any finding or determination concerning the fairness or advisability of this investment. The CBI Investor acknowledges and understands that CMDB and its affiliates may have, and may later come into possession of, information with respect to CBI, CMDB or their respective affiliates that is not known to the CBI Investor and that may be material to a decision to exchange the CBI Investor Shares (the “Information”) and the CBI Investor has determined to exchange the CBI Investor Shares for the Exchange Shares notwithstanding its lack of knowledge of such Information.

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3.6.       Accredited Investor.  The CBI Investor is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). The CBI Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the CMDB Common Shares as contemplated by this Agreement, and is able to bear the economic risk of such investment.  The CBI Investor agrees to furnish any additional information requested by CMDB to assure compliance with applicable U.S. federal and state securities laws in connection with the transactions contemplated by this Agreement.

3.7.       Restricted Securities.  The CBI Investor understands that the Exchange Shares have not been, and will not be, registered under the Securities Act.  The CBI Investor understands that the Exchange Shares are “restricted securities” under U.S. federal and applicable state securities laws and that, pursuant to these laws, the CBI Investor must hold the Exchange Shares indefinitely unless they are registered with the SEC and registered or qualified by state authorities, or an exemption from such registration and qualification requirements is available. The CBI Investor acknowledges that CMDB has no obligation to register or qualify the Exchange Shares for resale and further acknowledges that, if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Exchange Shares, and on requirements relating to CMDB which are outside of the CBI Investor’s control, and which CMDB is under no obligation, and may not be able, to satisfy.

3.8.       Disclaimer.  Except as expressly set forth in this Agreement or in any certificate or instrument executed and delivered by or on behalf of the CBI Investor pursuant to or as required by this Agreement, the CBI Investor does not make any representation or warranty, express or implied at law or in equity, and any such other representations and warranties are hereby expressly disclaimed.

4.            Miscellaneous.

4.1.        Further Assurances.  The parties agree to execute and deliver to each other such other documents and to do such other acts and things as any other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions referred to in this Agreement.

4.2.        Entire Agreement and Modification.  This Agreement supersedes all prior agreements between the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter.  This Agreement may not be amended except by a written agreement executed by the parties.

4.3.        Assignments, Successors.  No party may assign any of its rights under this Agreement without the prior consent of the other party.  This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the parties.

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4.4.        Governing Law.  This Agreement shall be governed by the laws of the New York without regard to conflicts of laws principles; provided that the internal corporate affairs of CMDB and CBI shall be governed by Marshall Islands law.

4.5.        Jurisdiction.  All actions or proceedings arising out of or relating to this Agreement shall be heard and determined in the courts of New York and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding.

4.6.       Release.  Effective as of the Effective Time, the CBI Investor, on behalf of itself, himself or herself and each of its subsidiaries and each of its, his or her and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling persons, representatives or affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing, as applicable (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges CBI, CMDB and their respective affiliates, predecessors and successors (collectively, the “Related Entities”) and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, stockholders, equity holders, controlling persons, representatives or affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Released Parties”) from all Released Matters. “Released Matters” means any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise and whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise) which the Releasing Parties may have against each of the Released Parties, now or in the future, in each case in respect of any cause, matter, circumstance, event, action, inaction, omission or thing to the extent relating to CBI or any of its Related Entities, the Releasing Parties’ ownership of CBI Ordinary Shares, the operation of CBI or any of its Related Entities, the relationship of the Releasing Parties with CBI or any of its Related Entities as a member, officer, director, manager, contractor, consultant, investor, or employee, as applicable, of CBI or any of its Related Entities, any actions taken or failed to be taken by any of the Released Parties in any capacity related to CBI or any of its Related Entities, any rights any of the Releasing Parties may have under the Shareholders’ Agreement, the economic terms or fairness of the exchange of the CBI Investor Shares for the Exchange Shares or the nondisclosure of any Information in connection with the transactions contemplated by this Agreement; provided that the foregoing release and discharge shall not apply to (a) claims with respect to fraud or (b) any right of the CBI Investor (including in capacities other than as the owner of CBI Ordinary Shares) (i) to the payment of compensation (including any submitted but unpaid reimbursements) earned prior to the Effective Time or (ii) to indemnification rights that the CBI Investor may have under CBI’s organizational documents. It is the intention of the CBI Investor in executing this release, and in giving and receiving the consideration called for herein, that the release contained herein shall be effective as a full and final accord and satisfaction and general release of and from all Released Matters and the final resolution by the CBI Investor and the Released Parties of all Released Matters. The CBI Investor hereby represents that it has not voluntarily or involuntarily assigned or transferred or purported to assign or transfer to any person any Released Matters and that no person other than the CBI Investor has any interest in any Released Matter by law or contract by virtue of any action or inaction by the CBI Investor.

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4.7.        Expenses. Each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

4.8.        Severability.  Each section of this Agreement will be severable.  If for any reason any section is determined to be invalid under current or future law, such invalidity will not impair the operation of or otherwise affect the valid portions of this Agreement.

4.9.        Counterparts.  This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

COSTAMARE BULKERS HOLDINGS LIMITED

By:
Name:	Gregory Zikos
Title:	Director

JJ HOLDINGS 2022 APS

By:
Name:	Jens Jacobsen
Title:	Managing Director

EXHIBIT A

Form of Separation and Distribution Agreement

EXHIBIT E

Costamare Bulkers Holdings Limited
7 rue du Gabian
98000 Monaco
March 28, 2025

Ladies and Gentlemen:

Reference is hereby made to that certain Exchange Agreement, dated as of March 28, 2025, by and among Costamare Bulkers Holdings Limited (“CMDB”) and JJ Holding 2022 Aps (the “CBI Investor”) (the “Exchange Agreement”). Terms used but not defined herein shall have the meanings ascribed to them in the Exchange Agreement.

WHEREAS, in connection with the execution and delivery of the Exchange Agreement, CMDB and the CBI Investor wish to adopt and be bound by the rights, terms and conditions set forth in this side letter agreement (this “Side Letter”).

NOW, THEREFORE, the parties agree as follows:

1.          Transfer.  Except as provided in Section 2 of this Side Letter, the Exchange Shares may not be sold, assigned, conveyed or transferred, in whole or in part, by the CBI Investor without CMDB’s prior written consent.

2.          Call Option. The CBI Investor hereby irrevocably grants to CMDB an option (the “Call Option”) to purchase from the CBI Investor, at CMDB’s sole discretion, all of the Exchange Shares at an aggregate price of USD 1.00 (the “Call Option Amount”). The Call Option shall be exercisable by CMDB at any time after the Effective Time and shall remain exercisable unless terminated in writing by CMDB. CMDB may, at any time, exercise the Call Option by providing written notice to the CBI Investor (the “Call Option Notice”). The Call Option Notice shall specify the date on which the purchase shall be completed (the “Call Option Completion Date”). On the Call Option Completion Date the CBI Investor shall transfer to CMDB the Exchange Shares, free and clear of all liens, encumbrances, and restrictions, and CMDB shall pay the CBI Investor the Call Option Amount in immediately available funds, by wire transfer to an account designated by the CBI Investor. CMDB is under no obligation to exercise the Call Option, and the Call Option may be exercised or terminated at CMDB’s sole discretion.

3.          Amendments and Waivers. This Side Letter may not be amended except by a written agreement executed by CMDB and the CBI Investor.

4.          Miscellaneous. The terms of Section 5.4 (Governing Law) and Section 5.5 (Jurisdiction) of the Exchange Agreement are hereby incorporated herein by reference.

*          *          *          *          *

IN WITNESS WHEREOF, the undersigned has executed this Side Letter to be effective as of the date first above written.

JJ HOLDINGS 2022 APS

By:
Name: Jens Jacobsen
Title: Managing Director

[Signature Page to Side Letter]

ACKNOWLEDGED AND AGREED
AS OF THE DATE FIRST SET FORTH ABOVE:

COSTAMARE BULKERS HOLDINGS LIMITED

By: ___________________
Name: Gregory Zikos
Title: Director

[Signature Page to Side Letter]